2025
Sustainability Report

MINING TO EMPOWER PEOPLE
AND ADVANCE SOCIETIES

Guide to our 2025 reports

Our 2025 reporting promotes transparency and communication with a range of stakeholders, providing considered, comprehensive disclosure on AngloGold Ashanti's strategic, financial, operational, governance, social and environmental performance for the financial year ended 31 December 2025. Our reports are intended to address the information requirements of investors and other interested stakeholders, and should be read in conjunction with each other.

Our suite of reports includes the following:

- **Annual Report on Form 20-F for the financial year ended 31 December 2025 (20-F)**, our primary report, which is produced in accordance with the reporting requirements of and will be filed with the US Securities and Exchange Commission (SEC)
- **Annual Report**, produced in compliance with the UK Companies Act 2006 and has the following components:
  - Strategic Report
  - Corporate Governance (includes the Directors' report)
  - Annual Financial Statements (AFS)
- **Notice of Meeting 2026**
- **Sustainability Report**, produced to address a broad range of stakeholders and aligned with sustainability disclosure standards and reporting commitments of the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) Standard, and reporting obligations under the International Council on Mining and Metals (ICMM) and the World Gold Council's (WGC) Responsible Gold Mining Principles (RGMP), among others
- **Mineral Resource and Mineral Reserve Report**, aligned with SEC mining property disclosure requirements
- **Operational Profiles**
- **Modern Slavery Statement** to be published later in the year and **Human Rights Report** published at least every three years


2025
Suite of Reports
AngloGold Ashanti

To access our 2025 reports, scan the QR code below or visit:
reports.anglogoldashanti.com

Notes

- AngloGold Ashanti, the Company or the Group refers to AngloGold Ashanti plc and its subsidiaries (as applicable)
- Unless otherwise indicated, $ or dollar refers to the US dollar throughout
- All information is attributable unless otherwise specified
- Metric tonnes (t) are used throughout, and all ounces are troy ounces
- Moz refers to million ounces; Mt refers to million tonnes
- Rounding of numbers may result in computational discrepancies
- Unless otherwise stated, the Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied. Measured and Indicated Mineral Resource is reported separately from Inferred Mineral Resource in our reports

Navigating this report

This document is an interactive PDF with all active hyperlinks indicated by *blue font*.

We welcome feedback on our reporting. Should you have any comments or suggestions on how we could improve the quality of our reports, contact our investor relations team at: *investors@anglogoldashanti.com*


Our 2025 Sustainability Report has been approved by the Company's Board of Directors

Tropicana, Australia

Contents

Case studies

About this report

Reporting period and boundary

AngloGold Ashanti's Sustainability Report 2025 provides an overview of our sustainability performance from operations within our reporting boundary, for the period 1 January 2025 to 31 December 2025.

We report on all operations that we manage. While we seek to establish a consistent boundary for reporting across all our sustainability metrics, we also report on developments, impacts and data outside our reporting boundary where these are significant to the business upstream and downstream value chain and our sustainability performance. We do not report on non-financial information for Kibali in the Democratic Republic of the Congo (DRC), which is managed, operated and reported on by our joint venture partner, Barrick Mining Corporation.

Reporting standards and guidance

Our Sustainability Report 2025 is produced in accordance with the Global Reporting Initiative (GRI) Standards 2021, including GRI 14: Mining Sector 2024 Standard, and in alignment with the Sustainability Accounting Standards Board (SASB) Standards (now part of the IFRS Foundation).

The content of our reports is informed by an annual 'double materiality' assessment of our key sustainability issues.

The assessment is reviewed annually by AngloGold Ashanti's senior leadership and approved by the Social, Ethics and Sustainability Committee (SES Committee).

AngloGold Ashanti is a signatory to the United Nations Global Compact (UNGC) and this report serves to supplement and support our 2022 UNGC Communication on Progress (COP), which was submitted to the UNGC South Africa in January 2025. We aspire to contribute to Agenda 2063, which is aimed at transforming Africa into the global powerhouse of the future by delivering on a set of seven aspirations, each with its own set of goals.

We also consider and/or report against:

- The Voluntary Principles of Security and Human Rights (VPSHR)
- The Extractive Industries Transparency Initiative (EITI)
- The United Nations Sustainable Development Goals (SDGs)
- Recommendations of the Task Force on Climate-related Financial Disclosure (TCFD), now under the IFRS Foundation

Our reporting is aligned with the Sustainable Development Framework of the International Council on Mining and Metals (ICMM) and its Performance Expectations, as well as the Responsible Gold Mining Principles (RGMP) of the World Gold Council (WGC).

We engage with several third-party entities that rank our sustainability or ESG performance according to their own methodologies, including S&P Global CSA, FTSE JSE Responsible Investment Index Series, MSCI and Sustainalytics. See our *ESG Transparency Hub* for our performance.

The resultant rankings are based on our ESG-related disclosures, and ESG risks and performance, and provide useful external feedback on our performance, and benchmark us against our peers. Some of these ESG rankings are reflected on our website in our dedicated ESG Transparency Hub.

See our *ESG Data Workbook* for the content indexes related to ICMM, and WGC. The TCFD content index can be found in the *Annual Report*.

External assurance

IBIS ESG Consulting Africa (Pty) Ltd (IBIS), part of SLR Consulting Ltd, was appointed as the external validation service provider, to verify the company's non-financial information. The first round of external validations of AngloGold Ashanti operating assets, which commenced in September 2022, were completed by the end of 2024, ahead of the initial three-year schedule, having been sequenced to align with our annual Combined Assurance audit cycle. In 2025, the second round of external validations over AngloGold Ashanti's operating assets started. Once again, these are being sequenced to align with the annual Combined Assurance audit cycle – nominally over a three-year period. However, the anticipated launch of the Consolidated Mining Standard, along with its transition requirements, as well as AngloGold Ashanti's membership requirements under the ICMM and WGC (which are all still to be finalised), could impact this external validation plan.

Key data illustrates our performance against our sustainability metrics. Where possible, we present data for five years to show trends and to emphasise that our sustainability performance is built over time. Ongoing improvements to AngloGold Ashanti's data collection systems and measurement methodologies can result in restatements of previously reported data. Restatements of information will be provided when a change in measurement methodology or an error in previously reported information results in the potential to influence a user's decision making. Restatements will also be provided if there are significant changes in reporting parameters (e.g. mergers, acquisitions, divestments, etc.). Such restatements are included as footnotes where applicable.



Geita, Tanzania

2025 at a glance

Creating value

Revenue

$9.9bn

(2024: $5.8bn)

Gold production

3.09Moz

(2024: 2.66Moz)

Gold Mineral Reserve

36.5Moz

(2024: 31.2Moz)



Empowering people

People employed

38,243▲

employees and contractors (average)

(2024: 36,496 employees and contractors)▲

Total recordable injury frequency rate (TRIFR)

0.97

(2024: 0.98)

Training and development expenditure

$8.62m

(2024: $7.99m)◊

Salaries, wages and benefits paid to employees

$1,028m

(2024: $796m)



Empowering communities

Community investment

$27.25m

(2024: $20.56m)◊

Expenditure with local suppliers

$5.05bn (92%)

(2024: $4.26bn (92%))◊

Grievances resolved

96%

(2024: 93%)◊


Donated by

Caring for the environment

Reportable environmental incidents

3

(2024: 1)◊

Cumulative amount of land rehabilitated

4,231ha

(2024: 4,271ha)

Renewable energy supply

7.8%

(2024: 6.6%)

Scope 1 and Scope 2 greenhouse gas (GHG) emissions

1.806Mt

(2024: 1.473Mt)◊



Ensuring best practice governance

Employees who completed ethics training

9,582*

(2024: 5,697)◊

Payments to government^

$2.62bn

(2024: $1.03bn)◊

Security personnel trained on human rights policies

99.98%

(2024: 100%)◊

◊ *Excludes Centamin*
▲ *Excludes Kibali*
* *Excludes contractors*
^ *Refer to ESG Data Workbook for breakdown*



About AngloGold Ashanti

Snapshot and investment case

Headquartered in Denver, Colorado, in the United States, AngloGold Ashanti is incorporated in England and Wales.

At year end, our diverse portfolio included:

- 10 operations in Argentina, Australia, Brazil, the Democratic Republic of the Congo (DRC), Egypt, Ghana, Guinea and Tanzania
- Greenfield projects in Colombia and the United States
- Greenfield exploration in Australia, Brazil, Egypt, Tanzania and the United States

While focused primarily on gold mining, we pursue value-creating opportunities involving other minerals when we can leverage our existing assets, shareholdings, skills and experience.

AngloGold Ashanti has its primary listing on the NYSE and secondary listings on the Johannesburg Stock Exchange (JSE and A2X) and the Ghana Stock Exchange (GSE).

Our purpose

Mining to empower people and advance societies

Empowering people: By fostering an inspiring environment of continuous improvement and operational excellence, people who work for AngloGold Ashanti are empowered to play a positive role, both within the organisation and in the countries in which we operate.

Advancing societies: Through our business, we strive to add economic value and provide access to opportunity. Our aim is to positively impact people in the communities in which we operate, generating positive economic benefits and improving their quality of life.

Our mission

Allied to our purpose is our mission, to create value for our shareholders, employees and business and social partners by safely and responsibly exploring for, mining and marketing our products.

Our values

AngloGold Ashanti is committed to creating an inclusive and collaborative environment based on trust, respect and dignity. Our corporate values are fundamental to the conduct of our business, guiding how we behave, do our work and interact with our colleagues, our neighbours, the environment and our partners.

- Safety
- Respect
- Integrity
- Sustainability
- Excellence
- Collaboration

Investment case:

We are committed to lowering costs, maintaining our robust balance sheet, making value accretive investments and paying dividends to shareholders

Clear capital allocation framework
Robust balance sheet with ample liquidity, low leverage

Focused on sustained shareholder returns
Creating and sharing value

World-class diversified portfolio
10 operating assets and a portfolio of high-quality projects in 10 countries; a major global gold producer

Strong pipeline
Organic project pipeline backed by large Mineral Resource and Mineral Reserve

Proven asset optimisation programme
Full Asset Potential (FAP) programme delivers real cost reductions

Sustainable business practices
Best-in-class safety record; Decarbonisation plan underway

Seasoned leadership
Experienced management, new operating model, decisive action at under-performing assets

Forward-looking statements

Inclusion of information in this report, including any discussion, analysis or assessment of ‘material’, ‘significant’, ‘key’, or similarly described information, is not an indication that we deem such information to be material to an investment decision related to our securities or important to an understanding of our business more generally.

This report also contains certain forward-looking statements, including ‘forward-looking statements’ made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In particular, these include, among other statements, forward-looking statements relating to the Company’s future performance, goals and objectives, as well as future regulatory developments, with respect to sustainability and other environmental, social and governance matters. Such statements are often, but not always, made through the use of forward-looking words, phrases and expressions such as ‘believe’, ‘expect’, ‘aim’, ‘anticipate’, ‘intend’, ‘foresee’, ‘forecast’, ‘predict’, ‘project’, ‘estimate’, ‘likely’, ‘may’, ‘might’, ‘plan’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘may’, ‘scheduled’, ‘possible’, ‘continue’, ‘potential’, ‘outlook’, ‘target’, or other similar words, phrases, and expression.

These ‘forward-looking statements’ may involve estimates and assumptions that are subject to risks, uncertainties and other factors. These and other statements made in this report may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated, including the risk factors set forth in our Annual Report on Form 20-F for the financial year ended 31 December 2025, filed with the SEC.

About AngloGold Ashanti

Global and regional footprint at 31 December 2025

Gold produced

3.09Moz

Africa	2.05
Americas	0.50
Australia	0.54

Operating cash inflow APM (2) (3) (4)

$4,357m

Africa	3,125
Americas	662
Australia	837

People employed (1) (3) (4)

38,243

Africa	24,911
Americas	10,250
Australia	1,787

Capital expenditure (3) (4)

$1,600m

Africa	1,135
Americas	278
Australia	185

Mineral Reserve (4)

36.5Moz

Africa	22.6
Americas	11.6
Australia	2.3

Community investment (3) (4)

$27.25m

Africa	21.91
Americas	4.00
Australia	0.91

Reportable environmental incidents

3

Africa	3
Americas	0
Australia	0

Scope 1 and Scope 2 GHG emissions

1.806Mt

Africa	1.211
Americas	0.157
Australia	0.438


Guinea
Siguiri (85%)
Democratic Republic of the Congo (DRC)
Kibali (45%) (d)
Egypt
Sukari (50%)
Colombia
La Colosa (c)
Quebradona
Ghana
Iduapriem
Obuasi
Brazil
AGA Mineração
Australia
Sunrise Dam
Tropicana (70%)
Tanzania
Geita
United States of America
Arthur Gold Project (a)
North Bullfrog
Nevada Regional Deposits (b)
Argentina
Cerro Vanguardia (92.5%)
Legend
Operations
Projects
Exploration

Notes

(a) *Previously the Expanded Silicon project, and includes the Silicon and Merlin deposits*

(b) *Includes the deposits of Reward, Bullfrog, Mother Lode, Crown Block (SNA, Secret Pass and Daisy), and the Sterling mine. Reward and Bullfrog were acquired by AngloGold Ashanti through its acquisition of Augusta Gold Corp (Augusta Gold) in October 2025*

(c) *Held for sale. On 7 March 2026, AngloGold Ashanti entered into a definitive agreement to sell AngloGold Ashanti Colombia S.A.S., which owns the La Colosa project, to Mineros S.A.*

(d) *Operated by Barrick Mining Corporation (Barrick)*

(1) *Average employed at managed operations which includes contractors*

(2) *Net cash flow from operating activities plus repayment of loans advanced to joint ventures less distributions paid to non-controlling interests*

(3) *Includes corporate and non-gold producing subsidiaries*

(4) *Includes projects*

Leadership

Message from the Chair of the Social, Ethics and Sustainability Committee



Mining is a complex business and many of our operations are situated at remote sites in complex regions. Our people's unwavering commitment underpins the strong progress described in this report.

This report marks my first full year as Chair of AngloGold Ashanti's Social, Ethics and Sustainability Committee (SES Committee), and it comes at a time of sustained uncertainty and significant change in the global operating environment. Geopolitical instability, persistent inflationary pressures and social disruption across many regions continue to shape the context in which the gold industry operates. These same forces have contributed to a very strong gold price, reinforcing gold's role as a store of value, while also sharpening expectations of how producers conduct their business in all jurisdictions.

AngloGold Ashanti approaches this environment as a committed long-term, multi-generation investor. That perspective underpins our commitment to ethical conduct, responsible environmental stewardship and meaningful engagement with stakeholders. In periods of volatility, maintaining trust is essential. For our business, that trust is built through consistency, transparency, applying high standards, managing risk rigorously and ensuring that the benefits and impacts of our activities are properly understood and responsibly managed.

The SES Committee is mandated by the Board to oversee all these matters on its behalf. Our role is to provide assurance that the Company's approach to sustainability-related risks and opportunities is disciplined, integrated and aligned with its purpose and values. These issues are increasingly interconnected with operational and financial performance, and the distinction between them continues to narrow.

A key area of focus during the year has been the Company's materiality assessment. Applying a double-materiality lens enables us to consider both the impacts of our activities on people and the environment, and the ways in which those impacts may translate into financial risk or opportunity over time. This risk-based approach informs not only what we disclose, but what we prioritise, monitor and govern.

Within this framework, tailings storage facility management remains the most significant infrastructural, social, environmental and safety-related material sustainability issue for the Company. While AngloGold Ashanti has a strong track record, the consequences of any failure — for communities, for the business and for the wider industry — could be severe and long-lasting. The Board and this Committee therefore receive regular, detailed updates from internal experts on the condition and governance of our tailings portfolio, and on progress towards alignment of each of our tailings facilities with global standards. Our focus extends beyond compliance to ensuring that systems, expertise and accountability remain robust over the full life cycle of our facilities.

Artisanal and small-scale mining (ASM) continues to present one of the most complex social and ethical challenges facing the gold industry. The growth of informal ASM, including illegal ASM activity, spurred by record gold prices, has implications for safety, human rights, environmental protection and community (and even government) stability, often in regions already under economic and social pressure with high unemployment. While these activities typically fall outside the control of legitimate operators, they can nonetheless affect social licence to operate and the longer-term operational environment.

The Committee has spent considerable time understanding both the risks associated with ASM and the numerous mitigation measures being pursued, including consistent engagement with governments and support for responsible and legal approaches where appropriate. While initiatives aimed at alternative livelihoods remain an important part of the overall approach, their ability to displace an activity that has become so much more lucrative in recent years, especially in the short term, is limited. This remains a systemic issue requiring collaboration well beyond any single company.



Tropicana, Australia

Message from the Chairperson of the Social, Ethics and Sustainability Committee *continued*



Nevada, United States of America

The effectiveness of the Committee's oversight is strengthened by the diverse experience and expertise of its members. The Committee benefits from open debate and constructive challenge, drawing on different professional backgrounds and perspectives. This diversity supports robust decision making and ensures that management is appropriately supported and challenged.

During the year, the Committee also maintained oversight of safety, health, security, human rights, environment and governance systems, as well as the political landscape in our operating jurisdictions. While good progress continues to be made, we remain conscious that maintaining credibility requires transparency about both achievements and areas where further improvement is needed. Sustainability performance is ultimately demonstrated through consistent execution on the ground, rather than through policy statements alone.

AngloGold Ashanti operates in jurisdictions where expectations of corporate behaviour continue to evolve, and where regulatory approaches are not always aligned. In this context, the Committee's focus remains firmly on fundamentals: protecting people, managing environmental and social risks responsibly, understanding where we have fallen short and how we can do better, and ensuring that the Company continues to earn and maintain its social licence to operate.

In closing, I would like to acknowledge the significant efforts of management, employees and contractors across the Group. Mining is a complex business and many of our operations are situated at remote sites in complex regions. Our people's unwavering commitment underpins the strong progress described in this report. On behalf of the Board, the SES Committee will continue to provide rigorous oversight as AngloGold Ashanti navigates an increasingly complex and demanding operating environment.

Focus areas

- Safety performance monitoring and lessons learnt
- Tailings storage facility oversight and conformance
- Community relations, including ASM and illegal mining impact
- Government relations and geo-political landscape
- Environmental stewardship, climate change and biodiversity management



Bruce Cleaver

Chair: Social, Ethics and Sustainability Committee

16 March 2026

CEO's review and outlook



Maintaining our social licence to operate requires constant effort, humility and discipline. It is work we are committed to doing well, because it is fundamental to the long-term success of AngloGold Ashanti and the societies of which we are a part.

Mining is, at its core, a partnership. It depends on trust — with governments, with communities, with employees and contractors, and with society more broadly. Without that trust, no amount of technical capability or financial strength can sustain a business over the long term. Maintaining and strengthening our social licence to operate is therefore not an abstract concept for AngloGold Ashanti; it is fundamental to how we manage risk, allocate capital, and create enduring value.

Our purpose **– Mining to empower people and advance societies –** reflects this reality. It recognises that a modern mining company must deliver more than ounces produced or returns generated. It must demonstrate, consistently and transparently, that it operates responsibly, respects human rights, manages environmental and social risks rigorously, and contributes meaningfully to development outcomes that endure beyond the life of mine.

This Sustainability Report sets out how we are doing that.

Strengthening social performance through disciplined execution

In recent years, we have worked deliberately to move our social performance from a collection of well-intentioned initiatives to a more disciplined, outcome-focused system. A clear example of this evolution is the application of our Full Asset Potential (FAP) methodology beyond operational performance and into social investment and community development.

At Siguiri in Guinea, we have applied the same principles that drive operational excellence – local ownership, data-driven prioritisation, structured governance and measurable outcomes – to the site's Socio-Economic Development Plan (SEDP). This approach has transformed how social projects are identified, sequenced and delivered.

Rather than fragmented interventions, the SEDP now focuses on integrated programmes across health, water, education, livelihoods and energy, designed with communities and aligned to local development priorities. Initiatives such as expanded malaria control, mobile healthcare delivery, water infrastructure, education and skills development, and alternative livelihoods are being implemented through multi-stakeholder committees with clear accountability and monitoring frameworks.

This is not about increasing spend for its own sake. It is about ensuring that social investment delivers tangible, durable benefits – and in doing so, strengthens trust, reduces social risk, and supports long-term operational stability. The Siguiri experience is informing how we approach social performance more broadly across the Group.

Managing a principal risk through precaution and accountability

The safe management of tailings is one of our most significant material sustainability issues and a recognised principal risk for the Company. Tailings facilities require the highest standards of governance, technical assurance and oversight, given their potential impacts on people, the environment and our social licence to operate.

In 2025, this risk focus was demonstrated in our response to the tailings seepage identified at the Siguiri Tailings Storage Facility in August following a period of heavy rains. Acting in line with our risk management framework and the precautionary principle, we took immediate and decisive action. Processing and tailings deposition were suspended, access to affected areas was restricted, and enhanced monitoring was implemented using both internal capability and independent external specialists. We engaged transparently with regulators, government authorities and community leaders, and implemented conservative protective measures while planning and execution of the remediation steps progressed.

While this seepage subsequently stabilised, our response reflected how we manage material risk across the business: early intervention, independent technical assurance, clear accountability, and open engagement with stakeholders. These principles underpin our broader programme of work to achieve and maintain conformance with the Global Industry Standard on Tailings Management (GISTM), and to continuously strengthen tailings governance across all operations. Looking ahead, we are accelerating priority actions related to emergency



Obuasi, Ghana

CEO's review and outlook *continued*


BEM-VINDO!
MINA CUIABÁ
ANGLOGOLD ASHANTI
AGA Mineração, Cuiabá, Brazil

preparedness, technical assurance and independent oversight to further reduce residual risk and strengthen confidence across our tailings portfolio in line with the GISTM.

Tailings management remains an area of sustained focus, investment, resourcing and scrutiny, not only because of its risk profile, but because excellence in this area is essential to maintaining trust and confidence in our business.

Artisanal mining and social licence

Few issues test social licence as acutely as ASM. Across many of our host countries, ASM provides livelihoods for large numbers of people, often in the context of poverty, unemployment and limited economic alternatives. At the same time, unmanaged and illegal mining presents serious risks; to human life, to the environment, and to the stability of industrial mining operations. For AngloGold Ashanti, ASM therefore represents a material social and human rights issue in several jurisdictions, with direct implications for safety, community wellbeing and long-term operational resilience.

We are clear-eyed about this complexity. ASM is not a challenge that any single company can resolve alone, nor can it be addressed through enforcement in isolation. Our approach is therefore grounded in partnership: working with host governments, traditional authorities, communities, peers and civil society to support responsible, legal and safer outcomes.

At sites such as Siguiri, Obuasi and Geita, ASM-related risks are a key focus of our Human Rights Due Diligence processes, given their links to safety, child rights, environmental harm and organised criminal activity. Our response combines strengthened engagement, targeted social investment, improved grievance mechanisms, and support for initiatives aimed at formalisation or alternative livelihoods, where appropriate.

This work is challenging and often incremental. But it is essential to sustaining trust, reducing conflict risk, and ensuring that the benefits of mining are shared in ways that are consistent with human rights and long-term development.

Respect for human rights as a core business discipline

Respect for human rights underpins our social licence and our ability to operate in complex environments. Our Human Rights Due Diligence (HRDD) framework – aligned with the UN Guiding Principles on Business and Human Rights – is central to how we identify, prevent, mitigate and, where necessary, remediate potential impacts.

In 2025, we commissioned an independent external review of our HRDD tools and processes. That review confirmed the strength of our framework while identifying targeted opportunities to sharpen risk prioritisation, strengthen contractor and supplier oversight, enhance grievance mechanisms, and improve consistency in high-risk contexts.

These insights are now informing updates to our standards, training and site-level implementation.

HRDD is not treated as a compliance exercise. It is a practical management tool that informs decision making, shapes engagement with communities and suppliers, and strengthens our ability to anticipate and respond to issues before they escalate.

Accountability through transparent reporting

Finally, this report reflects our commitment to transparency and accountability. We report against a wide range of international standards and initiatives and continue to refine our disclosures in response to stakeholder feedback and evolving expectations.

Maintaining our social licence to operate requires constant effort, humility and discipline. It is work that is never finished — but it is work we are committed to doing well, because it is fundamental to the long-term success of AngloGold Ashanti and the societies of which we are a part.



Alberto Calderon
Chief Executive Officer
16 March 2026

Message from the Chief Sustainability and Corporate Affairs Officer



The way we do business matters – perhaps now, more than ever. We are accountable to a host of stakeholders for ethical and responsible conduct and transparent reporting that confirms our commitment to long-term sustainability.

Our 2025 Sustainability Report presents a clear view of our priorities, performance and the progress we have made in advancing responsible mining across our global portfolio. It reflects how our sustainability purpose continues to guide what we do and how we work: To strengthen our social licence to operate and to ensure AngloGold Ashanti is the mine developer of choice for host governments and communities.

Guided by our annual double materiality assessment, we focus on those issues that are most relevant to our business and our stakeholders, reflecting on both our achievements and the challenges inherent in our sector. We also invite readers to engage with our case studies that demonstrate how our values guide decision making and shape our approach across our operations.

Gold as a value driver

Gold continued to play an important role in global markets 2025, with record prices driven by central bank buying, geopolitical uncertainty and a demand for its safe-haven characteristics that have endured for millennia. While the gold price is forecast by many to remain strong, there is simply no certainty of that; we do not control the price of our product and so it is vitally important, as long-term operators and investors, that we conduct our business with a keen focus on cost discipline, project delivery and resilience. It is equally important that we are flexible in adapting to what is always a dynamic operating environment, though always guided by our values and purpose, and that we meet our commitments to the array of stakeholders that depend on our business in one way or another – whether they be our shareholders, our employees, or our host governments and communities.

A key plank of AngloGold Ashanti's strategy is organic growth, leveraging our exploration success and brownfields expansion in established jurisdictions. Adding Mineral Reserve in regions where we have strong institutional and operational knowledge helps secure long-term value creation for host countries and the communities who participate in many ways across our value chain.

At both the national and community levels, commercial-scale, responsible gold mining generates shared value through employment, procurement, infrastructure, taxes and royalties. We take seriously our responsibility to ensure these benefits are realised and sustained. We pay more than lip service to this idea; empowering local communities through participation in our business has long been a strategic driver for us as it gives communities an interest in our success and bolsters our social licence to operate.

The way we do business also matters – perhaps now, more than ever. We are accountable to a host of stakeholders, including investors, lenders, governments, partners, contractors, employees, unions, suppliers and communities for ethical and responsible conduct and transparent reporting that confirms our commitment to long-term sustainability. In turn, we demand the same ethical and responsible behaviour from our counterparties.

Evolving climate change and environmental landscape

We continue to make progress in decarbonising our energy footprint by reducing greenhouse gas emissions and our reliance on carbon-intensive fuels. Understanding climate-related vulnerabilities, like carbon pricing mechanisms and site-specific exposure to extreme weather, is essential to building resilience. We have commissioned next-generation climate modelling to enhance the resolution of climate data and the accuracy of long-term scenario planning to support adaptive risk management and improve the integrity of our long-term plans.

Again, this is not an academic exercise but rather a proactive way to improve risk management and resilience. We have seen over these past years an increase in extreme weather events, particularly uncharacteristically heavy rainfall events. The 2024 flooding in Western Australia left our sites partly under water and interrupted production, while in August 2025, at Siguiri, we suspended processing for a number of weeks when we detected seepage from a tailings facility wall after significant rainfall.

Water stewardship remains central to environmental and operational performance. Under the oversight of our dedicated Water Stewardship Committee, we advanced multiple initiatives in 2025 aimed at improving water efficiency, strengthening catchment partnerships



AGA Mineração, Queiroz, Brazil

Message from the Chief Sustainability and Corporate Affairs Officer *continued*



Sukari, Egypt

and supporting communities with limited access to safe water. These projects were measured against defined schedules and sustainability milestones, reflecting our commitment to engineering excellence and collaborative resource management.

Our biodiversity programme continued to mature, including specialist work to align with ICMM's commitment to achieving no net loss of biodiversity against a 2020 baseline by the closure of current operations. This approach helps ensure our environmental planning not only meets regulatory requirements and voluntary commitments but also supports long-term ecological resilience.

Beyond the mine gate

Responsible mining can be a significant catalyst for socio-economic development. Across our operations, we contribute to national revenues, create employment, and support improvements in education, health and local infrastructure. Guided by AngloGold Ashanti's purpose – Mining to empower people and advance societies – we aim to translate mineral wealth into tangible, lasting benefits.

Strengthening our social licence requires respect for human rights and robust due diligence processes. In 2025, we undertook an external review of our Human Rights Due Diligence Framework, tools and practices. Conducted by TrustWorks Global, the review identified strengths, areas for improvement and opportunities for alignment with evolving international norms. These insights will guide the refinement of our human rights processes to ensure they remain fit for purpose and responsive to emerging risks.

ASM is a long-standing and complex reality across many gold-producing regions. Rising gold prices and widespread informal – and sometimes illegal – trading channels have greatly increased global ASM activity. For many rural communities, ASM represents a primary source of livelihood, and in recent years as gold prices have risen, it has displaced traditional livelihoods including trading and agriculture.

Some estimate that ASM and illegal mining now account for one in five ounces produced globally. In Ghana, Africa's largest producer, it now accounts for more than half of all gold production. Whatever the case, this activity supports hundreds of millions of people directly and indirectly. While this is a fact worth noting and respecting, we should not be blind to the criminal networks that have arisen around this informal industry, the mass migration of people that it has caused, and the enormous environmental devastation it leaves for governments and communities to resolve.

We recognise that developing a sustainable, multi-stakeholder approach to ASM which is scalable and operates to certain minimum requirements, requires extensive collaboration across societies, industries, governments and borders. Our focus remains on contributing constructively to such initiatives and supporting long-term solutions that put people at their centre. At the same time, we enjoin our host governments to recognise and nurture the large-scale, commercial miners who operate responsibly, provide for closure, pay taxes, provide high-quality jobs, and invest in social and economic infrastructure that leaves a positive legacy.

Transparency, accountability and engagement

Engagement takes many forms: structured forums, community meetings, employee dialogue and formal grievance mechanisms. Meaningful engagement with stakeholders – employees, organised labour, communities, traditional leaders, governments and civil society – is essential to maintaining trust and ensuring we remain responsive to expectations, open to criticism and honest in recognising and addressing our shortcomings.

We also recognise the importance of accountability. AngloGold Ashanti continues to align with the ICMM Mining Principles and the World Gold Council's Responsible Gold Mining Principles. We are strong supporters of the Consolidated Mining Standard (CMSI), an initiative led by The Copper Mark, ICMM, the Mining Association of Canada and the World Gold Council to streamline responsible mining standards globally. This standard aims to reduce complexity and provide clarity on expectations for mining companies of all sizes and commodities. Following extensive public consultations, the standard is nearing completion, and we look forward to integrating it into our operating frameworks.

In closing

As we work to strengthen our social licence to operate, we remain committed to offering a comprehensive, balanced perspective on our sustainability performance. Our goal is to streamline reporting while maintaining transparency and ensuring stakeholders have clear insight into how we address environmental, social and governance responsibilities. We continue to welcome thoughtful contributions and constructive feedback, whether it be positive or critical, to help improve both our performance and the way we communicate it.

Stewart Bailey

Stewart Bailey
Chief Sustainability and Corporate Affairs Officer
16 March 2026

Materiality and material sustainability issues

Understanding what matters most to society, the environment, investors and the business itself is central to how AngloGold Ashanti creates and protects long-term value.

Across capital markets, reliable, material and comparable information is becoming a precondition for access to capital. Financial results alone are no longer sufficient. To demonstrate the sustainable performance our stakeholders expect requires disclosure on environmental dependencies, human capital dynamics, risk exposures, climate readiness and community relationships.

Our 2025 materiality assessment included detailed interviews with key internal and external stakeholders, and considered new and emerging disclosure regulations including GRI and SASB.

Extractives and mineral processing are among the first industries scheduled for updated SASB-aligned guidance, with new emphasis expected in areas such as biodiversity, water use, tailings, land disturbance, workforce conditions, closure planning and community impacts. These developments informed our framing of material sustainability issues this year, ensuring that our prioritisation reflects future regulatory direction rather than only historical expectations.

Our double materiality assessment is based on the guidance of the EU's Corporate Sustainability Reporting Directive (CSRD) on double materiality. This combines impact materiality and financial materiality which we define as:

Impact materiality:

Whether a matter is material from an impact perspective, that is, whether AngloGold Ashanti's activities have a material actual or potential impact, positive or negative, on people, society and/or the environment over the short, medium or long term

Financial materiality:

Whether a matter is material from a financial perspective and whether it triggers potential or actual financial effects on AngloGold Ashanti, that is, whether it leads to risks or opportunities that influence or could influence future cash flows and therefore the enterprise value of the Company in the short, medium or long term (even if this is not currently captured in AngloGold Ashanti's financial reporting)

Double materiality:

A combination of the most significant impact and financial materiality issues

Our approach encompasses double materiality

Phase 1: Context

Initial benchmarking involved a thorough review of global standards and voluntary compacts to which we subscribe and align with, peer practices and feedback from ratings agencies, as well as prior year assessments.This benchmarking ensured that the issues considered are relevant, comprehensive and reflect both industry best practice and stakeholder expectations. We then arrived at a comprehensive long list of sustainability topics relevant to AngloGold Ashanti's footprint and industry context, which we carefully refined to identify 33 issues that are relevant to our industry and sector.

Phase 2: Discovery of impact

We held structured interviews with internal and external stakeholders/leaders to understand:

- Strategic priorities
- Operational challenges and dependencies
- Regional sustainability expectations
- Emerging risks and opportunities

This process resulted in a refined list of 21 material sustainability issues, including new issues, strengthened definitions, and determining how issues influence our ability to create, sustain, or potentially erode social, environmental, and economic value from both an impact and financial materiality perspective.

Phase 3: Ranking

Finally, members of executive and senior management were asked to rank issues from the perspective of both impact and financial materiality, based on our definitions (alongside). Respondents were also asked to indicate the time horizon –short, medium and long term – associated with impacts and, for financial materiality, whether the issue was primarily a risk or an opportunity.

These issues were then reviewed by the internal sustainability team. The ranking was adjusted to reflect broader industry sustainability issues and issues raised by stakeholders. These results were analysed and combined with internal insights to determine the 17 material sustainability issues for 2025.

The Company's double materiality assessment is integrated into the Enterprise Risk Management (ERM) framework by incorporating both financial materiality (impact on the Company's financial performance) and environmental and social materiality (impact on the environment and society).

This helps ensure that the Company considers a comprehensive view of risks and opportunities that may affect not only its financial outcomes but also its broader societal and environmental responsibilities.

Materiality and material sustainability issues *continued*

Outcomes

of our 2025 assessment of material sustainability issues.

We have identified 17 material sustainability issues that are most significant to the business. While the framing of the issues have changed year-on-year, we do not believe that there have been significant additions or exclusions. We are cognisant that material sustainability issues change over time (dynamic materiality), and we will continue to monitor the broader range of issues, including emerging issues.

While we have grouped the sustainability issues identified into related environment, social, governance and economic topics, we recognise that these issues are deeply inter-related and inter-dependent and should be considered and managed accordingly.

The double materiality process was undertaken during 2025, and the issues identified were considered by the Board in November 2025. This process is dynamic, and supports our understanding of:

- Those sustainability matters that we need to monitor, manage and report on
- How these matters are integrated into our risk management and financial processes

Efforts to integrate material sustainability issues and quantify their financial impacts, where relevant, including the development of essential systems and processes, will continue into 2026

Material sustainability issue	Materiality lens	Risk or Opportunity	SDG priority	Where discussed
Environmental responsibility				
Ensuring water security and stewardship	Impact materiality	Risk	6, 12, 13, 15	**SR:** p67, p70 | **AR:** p32, p120, p128
Managing nature and biodiversity, including land use, rehabilitation and closure planning	Impact materiality	Opportunity	12, 15	**SR:** p54, p58 | **AR:** p92, p93, p114
Energy security, decarbonisation, climate resilience and adaptation	Impact materiality, Financial materiality	Opportunity	7, 9, 12, 13	**SR:** p63 | **AR:** p75
Caring for and empowering people				
Ensuring safety, health and overall wellbeing of employees and communities	Impact materiality	Risk, Opportunity	3, 8	**SR:** p28 | **AR:** p5, p72, p90
Effectively managing human capital, including succession planning and retaining and attracting of skills	Impact materiality, Financial materiality	Opportunity	4, 5, 8	**SR:** p34 | **AR:** p68
Supporting community resilience				
Securing our social licence to operate through effective stakeholder engagement and community support	Impact materiality, Financial materiality	Risk, Opportunity	1, 8, 10, 11, 17	**SR:** p20, p38 | **AR:** p72
Addressing ASM and illegal mining	Impact materiality, Financial materiality	Risk	16	**SR:** p46 | **AR:** p91
Respecting human rights and the rights of indigenous people	Impact materiality	Risk, Opportunity	5, 8, 10, 16	**SR:** p49 | **AR:** p72
Leading governance				
Securing and maintaining regulatory compliance, including environmental licences and permits	Impact materiality, Financial materiality	Risk	12, 16	**SR:** p55 | **AR:** p72, p92
Upholding business ethics and transparency	Impact materiality, Financial materiality	Risk	16	**SR:** p75 | **AR:** p93, p95
Safeguarding data privacy and cybersecurity	Impact materiality, Financial materiality	Risk	9, 16	**SR:** p87 | **AR:** p107
Risk management and mitigation				
Ensuring safety and integrity of tailings storage facilities	Impact materiality, Financial materiality	Risk	12, 15	**SR:** p59 | **AR:** p92, p120
Preparing for and managing risk and emergencies to minimise impacts on people and operations	Impact materiality	Risk	3, 11, 16, 17	**AR:** p20
Effectively managing reputational risks	Impact materiality	Risk	12	**AR:** p20
Understanding and responding to changing socio-economic and political contexts	Impact materiality, Financial materiality	Risk, Opportunity	8	**SR:** p75 | **AR:** p22
Business resilience				
Operating and financial performance and resilience to withstand economic and market fluctuations	Financial materiality	Opportunity	8, 9, 12	**SR:** p3 | **AR:** p4, p32, p51
Effective capital allocation, including social capital	Impact materiality, Financial materiality	Opportunity	8, 9, 10, 11, 17	**SR:** p22 | **AR:** p4, p10

Legend Impact materiality | Financial materiality | Risk | Opportunity

Sustainability strategy and governance

AngloGold Ashanti's strategy guides the choices made and actions taken to ensure we both create and deliver value in alignment with our purpose and mission. We seek to align our values, our responsibilities as a corporate citizen, and the long-term sustainability and profitability of the business by prioritising people, safety, health and sustainability as the foundation of our business and strategy. We recognise that good governance is pivotal to long-term value creation, and a core driver to us being able to deliver on our strategy.

We prioritise the adoption of sustainability principles and reporting, and aim to continuously improve our disclosure in the pursuit of enhancing the lives of host communities and other stakeholders, while also protecting the physical environment.

We are committed to high standards of business integrity through robust governance structures and processes, supported by our values-driven culture and Code of Business Principles and Ethics (Code), as well as our Board Corporate Governance Guidelines, Related Party Transactions Policy, Code of Ethics for Senior Financial Officers and the approved charters which govern the work of our various Board committees.

Our Code reinforces a culture of performance with integrity by setting out expectations for the conduct of directors, officers, employees, contractors and consultants, and affirming a commitment to the highest standards of integrity and ethics in the conduct of business.

Role of the Board

The Board's overall role is that of strategic leadership, having ultimate responsibility for corporate governance as it seeks to ensure the long-term sustainability and success of the business, for the benefit of all stakeholders. This includes setting, monitoring and review of strategic targets and objectives, the approval of capital expenditure, acquisitions and disposals, and oversight of governance, internal controls and risk management.

Four committees currently support the Board, including the SES Committee, to which it delegates certain functions without abdicating any of its own responsibilities. This process of formal delegation involves documented and approved charters, which are reviewed annually, or more often when required.

Social, Ethics and Sustainability Committee

The principal responsibility of the SES Committee is to assist the Board in guiding the Group's sustainability efforts, setting targets and monitoring performance.

Primarily, it seeks to:

- Assist the Board in discharging its oversight responsibilities relating to safety, security, health, human rights, environment management, sustainability and ethics and social matters
- Ensure that AngloGold Ashanti upholds the principles of good corporate citizenship and conducts its business in an ethical and sustainable manner, while developing sound government and stakeholder relationships
- Oversee AngloGold Ashanti's disclosures and reporting relating to the environmental, social and governance (ESG) matters within its remit and any related assurance work

Executive Committee

The Executive Committee, responsible for the execution of AngloGold Ashanti's strategy and reporting to the Board, is a management committee comprising the chief officers of the Group. The committee's work is supported by country and regional management teams as well as Group corporate functions.

Chief Sustainability and Corporate Affairs Officer

The Chief Sustainability and Corporate Affairs Officer's portfolio encompasses stakeholder relations, sustainability policy and oversight. The incumbent is supported by a strong team of specialists covering community and government relations, communications and investor relations and reporting, environmental management, security and human rights.

Risk management

The Board has ultimate oversight accountability for establishing risk appetite and tolerance, and ensuring effective deployment of the risk management framework throughout the organisation. Board sub-committees, notably the Audit and Risk Committee and the SES Committee, have oversight of various principal risks to the business in line with their respective mandates. These risks and the related mitigating actions are reported on, considered, and, where necessary, challenged to ensure effective oversight and governance.

In 2025, an Executive Risk Management Committee (ERMC) was established with the approval of the Audit and Risk Committee.

The ERMC's primary responsibilities are to:

- Drive the implementation of the risk management framework throughout the business
- Prioritise risk management focus and resources
- Ensure effective and integrated executive ownership of current and emerging principal risks

Responsible for the deployment of the risk management, the Group Risk Management function is supported by a network of risk champions and co-ordinators throughout the business.

Risk management is integral to our business activity and is integrated into Group-wide policies with our risk strategy part of executive accountability. The risk management process is illustrated below:


Board
Audit and Risk Committee
Executive Risk Management Committee
External
Strategic
Business units
Sites
Second level of assurance
First level of assurance
Process
Risk assessment
Scope, content, criteria
Risk identification
Risk analysis
Risk evaluation
Risk treatment
Recording and reporting
Discipline functional leaders
Operational management
Communication and consultation
Monitoring and review
Operational management
Discipline functional leaders
First level of assurance
Second level of assurance
Independent and external assurance
Approach
Process
Assurance

Sustainability strategy and governance *continued*

Strategy and framework

At AngloGold Ashanti, we aim to be responsible stewards of the environments in which we operate, the ore bodies entrusted to us by our host communities, and the capital provided to us by our shareholders.

Our purpose – Mining to empower people and advance societies – underpins the way we conduct our business and shapes our approach to sustainability. A fundamental aspect of our business ethos and strategy, sustainability is deeply ingrained in our corporate values.

From a sustainability strategy and governance perspective, our purpose guides what we do and how we do it: strengthening our social licence to operate and positioning AngloGold Ashanti at the mine developer of choice for host governments and communities.

At the centre of our approach is an integrated, diverse set of functional and operational disciplines across all jurisdictions, seeking to deliver sustainable growth for our employees and for our host governments and communities. We recognise that a long-term sustainability mindset is positive for all stakeholders, and our business.

Our approach remains focused on:

- Underpinning every decision we make and action we take on our **Purpose** and **Values**
- **Engaging with our stakeholders** with respect, consistency, clarity and understanding
- **Monitoring and managing** our performance against our targets
- Ensuring that our systems and processes are **subject to assurance**, and that we **communicate** our approach and sustainability performance on material matters regularly and transparently
- Securing our **social licence to operate** by making a positive impact today, and leaving a lasting legacy

Safety and health, delivering community benefit at scale, and fostering vibrant business operations sit at the heart of our sustainability strategy. In addition to paying taxes and supporting local employment and procurement, our initiatives focus on the wellbeing of our people and surrounding communities, fostering open and honest relationships, and responsible environmental stewardship.

An annual double materiality assessment identifies the sustainability issues most material to address and report on, and informs our sustainability reporting. We recognise that these priorities evolve over time - a concept referred to as dynamic materiality.

Robust governance is fundamental to our sustainability strategy. We continually seek to improve on our reporting, such that it is transparent, and well presented, so that all stakeholders are well informed. We apply a systematic approach to both internal and external assurance, in an effort to add a layer of scrutiny and oversight of our systems and processes.

The statement by our external assurers on our 2025 reporting is on page 91.

As a member of both the ICMM and the WGC, we have been closely involved in the development of the CMSI. The aim of this initiative is to simplify the current mining standards landscape and promote continual improvement of environmental, social and governance practices across metal and mineral value chains. The final public consultation on the Consolidated Standard, Assurance Process and Claims Policy took place from 8 October until 17 November 2025. This valuable feedback from a broad range of stakeholders will guide the final standard which is expected to be published in 2026.

We believe that good governance is underpinned by proactive involvement and oversight from our Board. A comprehensive set of policies and standards form the foundation of our management systems across various disciplines. These policies and standards are applied and implemented through rigorous engagement and oversight by our Executive Committee, ensuring the identification and management of risks, impacts and opportunities.

Our digital technology strategy integrates governance practices and risk management methodologies to ensure asset security. We continue to review our information system architecture to continuously improve and further enhance internal reporting and integrate sustainability activities more seamlessly into our broader business operations. In 2025, we integrated new business acquisitions into our existing systems.

Our sustainability framework

How we create and share value

Empowering people

- Ensuring safety, health and wellbeing
- Attracting, developing and retaining talent, drawing from our host communities wherever possible
- Strengthening our culture, driving inclusion, diversity and equity

SDG 3 Good health and well-being; SDG 5 Gender equality; SDG 8 Decent work and economic growth

Empowering communities

- Supporting community resilience including through corporate social investment, local employment and procurement
- Addressing ASM
- Ensuring effective security, and respecting human rights and rights of indigenous peoples

SDG 1 No poverty; SDG 4 Quality education; SDG 6 Clean water and sanitation; SDG 11 Sustainable cities and communities

Caring for the environment

- Climate action and pursuing resilience
- Responsible tailings management
- Managing our emissions, effluents and waste
- Water stewardship
- Responsible rehabilitation, closure, preventing biodiversity loss

SDG 7 Affordable and clean energy; SDG 12 Responsible consumption and production; SDG 13 Climate action; SDG 17 Partnerships for the goals

Ensuring best practice governance

- Business ethics, compliance and disclosure
- Navigating geopolitical matters and government relations
- Responsible and secure sourcing and local procurement
- Cyber safety

SDG 9 Industry, innovation and infrastructure; SDG 10 Reduced inequalities; SDG 15 Life on land; SDG 16 Peace, justice and strong institutions

Sustainability strategy and governance *continued*

Standards and policies

In the interest of transparent and inclusive reporting, the table below seeks to provide stakeholders with a snapshot view of the Group Policies, Standards and Frameworks guiding the tone of our business conduct.
While the list is inclusive, it is by no means exhaustive as we seek to continuously improve and expand upon our reporting to ensure best practice in our pursuit of our purpose: Mining to empower people and advance societies.

Empowering people	
Applicability in SR25	**Policy | Standard**
Ensuring safety, health and wellbeing	*ICMM Health and Safety Performance Indicators* *Group Policy: Health, Safety and Security* *Group Occupational Health and Safety Management System Reference Manual* *Group Procedure: Occupational Injuries Data Definitions and Statistical Reporting* *Group Standard: Safety* *Group Standard: Major Hazard Management* *Group Health, Hygiene and Wellbeing Standard* *Group Standard: Major Health Hazard Management*
Creating a supportive culture	*Global Diversity and Inclusion Framework* *Group Policy: People* *Group Standard: Discrimination and Harassment*
Attracting, developing and retaining talent	*Incentive Compensation Plan* *Remuneration Policy*
Empowering communities	
Supporting community resilience	*Management Standard: Community Incident* *Management Standard: Indigenous People* *Management Standard: Land Access and Resettlement* *Management Standard: Socio-economic Contribution* *Management Standard: Stakeholder engagement* *Management Standard: Community Complaints and Grievances* *Management Standard: Cultural Heritage and Sacred Sites* *Management Standard: Land Access and Resettlement* *Group Policy: Sustainability*
Addressing ASM	*Management Standard: Artisanal and Small-Scale Mining*
Human rights and security	*Group Policy: Asset Security and Value Protection* *Group Policy: Health, Safety and Security* *Group Standard: Human Rights* *Group Standard: Security*

Caring for the environment	
Applicability in SR25	**Policy | Standard**
Environmental stewardship	*Group Policy: Sustainability* *Environmental Incident Classification Criteria* *Management Standard: Biodiversity* *Management Standard: Chemical* *Management Standard: Waste* *Management Standard: Water* *Management Standard: Air Quality* *Management Standard: Land Use*
Responsible tailings management	*Commitment to Global Industry Standard on Tailings Management (GISTM)*
Responsible rehabilitation and closure planning	*Group Standard: Closure Planning*
Ensuring best practice governance	
Business ethics, compliance and disclosure	*Code of Business Principles and Ethics* *Board Corporate Governance Guidelines* *Group Policy: Business Integrity* *Group Policy: Code of Ethics for Senior Financial Officers* *Social, Ethics and Sustainability Committee Charter* *Audit and Risk Committee Charter* *Compensation and Human Resources Committee Charter* *Nominations and Governance Committee Charter*
Responsible and secure sourcing and local procurement	*Group Policy: Supplier Code of Conduct* *Group Standard: Anti-bribery and anti-corruption* *Group Standard: Speak-up* *Framework and Guideline for Local Business Development and Local Procurement* *Local Procurement Update 2025*
Cybersecurity	*Group Policy: Asset Security and Value Protection*
Data Privacy	*The Personal Data Protection Group Standard* *The Personal Data Sharing Group Procedure* *The Subject Access Request Group Procedure* *The Records Retention Group Standard* *The AngloGold Ashanti Employee Privacy Notice*

Sustainability commitments

Environment

Commitment / target	Status	Performance	Link to
Environmental stewardship	Not achieved	3 reportable environmental incident/s recorded (2024:1)◊	54
Net zero Scope 1 and Scope 2 GHG emissions by 2050	Work in progress	1.806 Mt GHG emissions (Scope 1 and 2) (2024: 1.473 Mt)◊	63
Climate resilience: increase energy supply from renewable sources	Work in progress	7.8% energy supply from renewable sources (2024: 6.3%)◊	63
GISTM implementation at all TSFs by August 2025	Work in progress	Work in progress (substantial conformance)	60
Minimise water consumption (ICMM guidelines)	Achieved	Water withdrawal of 0.67 kl per tonne (2024: 0.63 kl)	67
Environmental stewardship: biodiversity management	Work in progress	92% operations with biodiversity plans (2024: 92%)	54

Social

Commitment / target	Status	Performance	Link to
Zero harm: no fatalities at operated mines	Achieved	0 fatalities at operated mines (2024: 1)	27
Maintain low injury rates (TRIFR)	Achieved	0.97 per million hours (managed operations) (2024: 0.98)	27
Reduce occupational health disease frequency	Achieved	0.01 (cases per million hours) (2024: 0.07)	30
Social development: Maintain/increase community investment	Achieved	$27.25m community investment expenditure (2024: $20.56m)◊	37
Align with United Nations Guiding Principles for Business and Human Rights (UNGPs) to respect human rights	Not achieved	1 reported human rights incidents under VPSHR (2024: 0)◊	48
	Achieved	99.98% security personnel received formal training in human rights policies (2024: 100%)◊	48
Sustain social licence to operate through ethical conduct (high grievance resolution rate)	Achieved	96% grievance resolution rate (2024: 92.9%)◊	74

Governance

Commitment / target	Status	Performance	Link to
Maintain ISO 45001 certification status	Achieved	100% of operating mines are ISO 45001: 2018 certified (2024: 100%)	32
Responsible and secure sourcing and local procurement	Achieved	751 vendor evaluations undertaken (2024: 663)◊	77
Mitigate potential cybersecurity risks	Achieved	0 material cyber incidents in 2025 (2024: 0)	86
	Achieved	100% of all active employees and contractors completed quarterly cyber awareness training (2024: 100%)	86

Economic

Commitment / target	Status	Performance	Link to
Maintain/increase local procurement spend	Achieved	$5.05bn local procurement spend (2024: $4.26bn)◊	85
Responsible mine closure planning	Work in progress	$729m total rehabilitation liabilities (2024: $700m)	71
Promote shared value among stakeholders	Achieved	$2.62bn payments to government (2024: $1.03bn)	3

◊ *Excludes Centamin*

Performance against commitment/target: Achieved | Work in progress | Not achieved

Creating value

Engaging with and creating value for stakeholders

Engaging with our stakeholders

We actively seek to engage with our stakeholders through open, regular and transparent discourse. Effective stakeholder engagement helps us to better understand our external operating environment, stakeholder expectations, and risks and opportunities as we seek to deliver on both our Company purpose: Mining to empower people and advance societies, and our sustainability purpose: To strengthen our social licence to operate, to ensure AngloGold Ashanti as the mine developer of choice for host governments and communities, we actively seek out and engage with our stakeholders.

For a detailed stakeholder engagement assessment, and the role played by the AngloGold Ashanti Board, see the *2025 Annual Report*. A summary of our key stakeholder groups, what mattered most in 2025 and our methods of engagement is presented below.

Stakeholder group	What mattered most in 2025	Methods of engagement
Investors	• Financial performance – converting gold price appreciation into margin expansion, working capital management, and generating free cash flow • Operating performance – delivering profitable production growth and cost controls, including executing the FAP programme • A revised capital allocation framework, including more generous dividend policy • Growth via Mineral Reserve life extension opportunities and Centamin integration • Project delivery with a sharp focus on the Nevada projects • Main material sustainability concerns –TSFs, the environment, climate change and communities	• Annual General Meetings • Results presentations • Quarterly updates • Corporate website and ESG Transparency Hub • Investor presentations and one-on-one engagements • Executives participate in key investor conferences and industry events
Employees	• Remuneration, inflation and cost of living pressures • Job security and organisational restructuring • Training and development; career opportunities and employee recognition • Health, safety and wellbeing • Inclusion, diversity and equity	• Company-wide town hall meetings • In-house presentations and awareness campaigns on safety, health, business performance, diversity and human rights • Email communication • Employee briefs/Video bulletins • The Company's dedicated intranet • Social media platforms • Personal communication with line management
Suppliers	• Responsible sourcing • Procurement opportunities • Supply chain risks, including modern slavery and labour rights abuses • Supplier relationship management • Contract management • ESG monitoring	• Host community procurement forums • Supplier events • Regional regulatory forums in certain jurisdictions • Supplier capability initiatives and responsible sourcing programmes

Stakeholder group	What mattered most in 2025	Methods of engagement
Customers	• Consistent supply and timely delivery of high-quality bullion • Reassurance that gold supplied is ethically, safely and responsibly produced, and that no child or slave labour was used in its production • Banking partners wanting an increased share of our ancillary business as a result of intensifying regulations that are increasing their cost of capital, leading to a drive by banks to seek business opportunities to substantiate client capital allocations	• Assurance and compliance disclosures • Regular commercial and relationship meetings • Contractual performance reviews and operational updates • Participation in industry forums and regulatory engagement platforms
Governments and regulators	• Taxation • Compliance and regulatory changes • Repatriation of funds • Benefits of mining, job creation and community initiatives • Permitting • Project updates	• Regulatory submissions • Formal and informal discussions • Service delivery collaborations. • Direct engagement by corporate and site teams with national governments occurs alongside engagement through industry bodies
Communities and the environment	• Local employment and procurement opportunities • Business continuity and future employment • Artisanal and small-scale mining/illegal mining • Environmental and social impact of mining activities (e.g. land acquisition, blasting impacts, climate adaptation and mine rehabilitation/closure) • TSF management and community safety • Local enterprise and economic development programmes • Community consultation and consent	• Community forums • Grievance mechanisms and resolution procedures • Regulatory processes • Community development programmes
Industry partners and peers	• Development of the Consolidated Mining Standard (ICMM and WGC) • Progress with implementation of the GISTM and founding of the Global Tailings Management Institute (ICMM) • ASM and illegal mining (WGC) • Gold sector-focused reports; *Gold, Nature and Biodiversity* and *Social and Economic Contribution of Gold Mining* (WGC) • Alignment of the VPSHR with implementation of the UNGPs on Business and Human Rights	• Local forums • Global bodies

Sustaining and growing our business

Supporting our strategy for sustainable cash flow improvements and returns



Prioritise people, safety, health and sustainability

This is the foundation of our business and strategy, ensuring alignment between our values, our responsibilities as a corporate citizen, and the long-term sustainability and profitability of the business.



Maintain financial flexibility and deliver returns

Financial strength is fundamental to our ability to invest through the cycle, reward shareholders and pursue strategic opportunities.



Drive operational excellence, optimise costs and capital expenditure

Embed operational discipline by activating the FAP programme and rigorous cost management systems. These efforts ensure that every operation performs to its full capability, investments are aligned with strategic priorities, and cost structures remain competitive across the cycle.



Maintain long-term optionality

Continually replenishing and increasing our Mineral Resource and Mineral Reserve pipeline helps to sustain the business over time. By discovering, acquiring, developing and exploiting viable ore bodies sustainably and efficiently, AngloGold Ashanti positions itself to create long-term value.



Improve portfolio quality

We actively manage our portfolio to enhance overall quality, margins, and mine life. Our goal is a Tier 1 focused production mix that delivers superior risk-adjusted returns and supports a premium valuation relative to peers.

What we achieved in 2025

Produced **3.09Moz** of gold, our primary product, and **3.70Moz** of silver as a by-product (2024: 2.66Moz and 3.75Moz respectively)



Declared total dividend of **$1.8bn** for the year, in line with policy to pay half of free cash flow generated to shareholders by way of dividends



Record gold prices contributed to higher revenues that translated into a 204% increase in free cash flow to a record **$2.9bn**



At 31 December 2025, reported a total gold Measured and Indicated Mineral Resource of **68.0Moz**, a gold Inferred Mineral Resource of **49.3Moz** and a total gold Mineral Reserve of **36.5Moz**



Employed an average of **38,243 people,** including contractors (2024: 36,496 people), and excluding Kibali



Creating and sharing value

Value is created and shared in both tangible and intangible ways. Our value-added statement on *page 23* **depicts value creation and distribution during 2025. Additional indicators of how we create and distribute value for our different stakeholders is depicted below.**

By aligning our strategies and operations with global sustainability standards, ethical practices, human rights protection, and environmental stewardship, we seek to add value to these stakeholders as well as demonstrate our commitment to responsible mining, transparency, and respect for people and the planet.

Investors

Investors include our shareholders and providers of capital. Our globally diverse shareholders include global fund managers, pension funds, institutional investors and individuals. The long-term support of shareholders ensures the sustainability of our business.

$1,871m
Dividend paid
(2024: $244m)

2.98%
Dividend yield
(2024: 1.48%)

$43.07bn
Market cap at 31 December 2025
(2024: $11.62bn)♦

275%
Total return to shareholders
(2024: 25.32%)

Employees

Engaged, motivated employees are critical to AngloGold Ashanti's long-term success, providing the skills and expertise required for efficient operations and delivery on our strategy.

38,243▲
People employed (incl contractors)
(2024: 36,496)▲

$1,028m
Paid in salaries and benefits
(2024: $796m)

$8.62m
Investment in training and development
(2024: $7.99m)◊

8.49 hours*
Average hours of training per employee
*(2024: 24.69 hours)**

Suppliers

Suppliers provide inputs – raw materials, products and services – essential to the conduct of our business. Our many suppliers range from established multinational corporations, local strategic partnerships (such as joint ventures) to smaller, more localised businesses and labour contractors.

10,680
Number of suppliers globally
(2024: 9,099)◊

$5.51bn
Total procurement
(2024: $4.65bn)◊

$5.05bn
Local supplier spend
(2024: $4.26bn)◊

92%
Local supplier expenditure
(2024: 92%)◊

Customers

Our customers include bullion banks, the Bank of Ghana and Bank of Tanzania. Our product is refined gold and doré bars, which must meet exact specifications to be sold. These specifications are set and governed by the industry oversight body, the London Bullion Market Association (LBMA). Solid business relationships with customers who purchase our gold ensure an efficient sale and delivery process.

$9.88bn
Revenue from product sales
(2024: $5.79bn)

3.105Moz
Total gold sold
(2024: 2.679Moz)

1,638t∇
(33% of total demand)
Global gold jewellery demand
(2024: 2.027t; 41% of total demand)

Government and regulators

National, state, regional and local governments as well as various regulators and departments (mining, environmental, social, labour, taxation) are significant stakeholders. They develop and implement policy frameworks, legislation and associated regulations that have the potential to significantly affect AngloGold Ashanti or our operations.

$1.75bn
Taxation and royalties
(2024: $796m)

$596m
Distributions paid to governments
(2024: $18m)

$273m
Personal income tax paid to government on behalf of employees
(2024: $214m)

Communities

Our communities are those located close to our operations and projects, on whose goodwill we depend, and who are directly or indirectly impacted by our mining activities. Many of our employees reside in these communities.

$27.25m
Investment in communities
(2024: $20.56m)◊

96%
Community grievances resolved
(2024: 93%)◊

Industry partners and peers

National or local mining/industry bodies, the ICMM and WGC, among others, provide a joint platform for addressing industry-related developments, concerns, and for sharing lessons learned, including good practice.

- EITI
- ICMM performance standards
- WGC's Responsible Mining Principles
- UNGC
- VPSHR

The environment

Mining may be environmentally disruptive, affecting land, air, water, biodiversity, and host communities with whom we share these resources. Our environmental management programme aims to mitigate damage caused by land disturbance, to protect biodiversity and to ensure the responsible consumption of natural resources and management of waste.

70%
Proportion of water recycled
(2024: 71%)◊

7.8%
Renewable energy use
(2024: 6.3%)◊ ♦

◊ *Excludes Centamin*
▲ *Excludes Kibali*
S *2024 value revised*
* *The 2024 training hours per employee were restated to exclude subcontractors at Siguiri and align the metric with the 2025 methodology, following implementation of a new training reporting system that tracks employees only*
∇ *Source: World Gold Council, Gold Demand Trends, Q4 and Full Year 2025*

Creating and sharing value *continued*

Economic value generated				
US dollar millions	**2025**		2024	
	$m	**%**	$m	%
Gold sales and by-product income	9,893	96	5,793	95
Interest received	124	1	142	2
Royalties received	1	—	—	—
Proceeds from sale of assets	14	—	14	—
Income from investments	255	3	155	3
Other income	—	—	8	—
Total economic value generated	10,287	100	6,112	100

Economic value distributed [(1)(7)]		
US dollar millions	**2025**	2024
Provider of capital	1,468	311
Finance costs	185	139
Dividends	1,283	172
Employees [(2)]	773	575
Government	2,272	978
Current tax [(3)]	1,031	454
Royalties [(4)]	349	189
Employee taxes [(4)]	255	221
Production, property and other taxes [(4)(7)]	637	114
Community [(5)]	26	19
Suppliers and services [(6)]	2,382	2,465
Total economic value distributed	6,921	4,348

Economic value distributed by beneficiary


34.4%
32.8%
44.4%
11.2%
0.4%
21.2%
Economic value distributed
Employees
Government
Community
Suppliers and services
Providers of capital

(1) *Economic value distribution involves providing human, financial, social, natural and manufactured capital, guided by business objectives and key issues identified through the operating process to ensure sustainable long-term value retention for stakeholders, underpinned by our key behavioural programme operational excellence, implemented at every step of the business from exploration through the entire chain to divestment/disposal*

(2) *Payments to employees include salaries, wages and other benefits but excludes employee-related taxes*

(3) *Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the Group operates*

(4) *Employee, production, property and other taxes and royalties are reported on a cash basis and exclude equity-accounted joint ventures and projects of a capital nature*

(5) *Community and social investments exclude expenditure by equity-accounted joint ventures*

(6) *Suppliers and services excludes capital expenditure*

(7) *Includes the profit share paid to the Egyptian government*

Empowering people

Creating a supportive culture

Related SDGs

SDG 5 GENDER EQUALITY

SDG 10 REDUCED INEQUALITIES

Material sustainability issues

- Effectively managing human capital, including succession planning and retaining and attracting of skills
- Understanding and responding to changing socio-economic and political contexts
- Effectively managing reputational risks

For more information on principal risks see the ***2025 Annual Report***

Principal risks

- Inability to attract and retain required skills and resources
- Failure to maintain sufficient resilience to external financial drivers

Disclosure against standards

GRI 405-1: Diversity of governance bodies and employees

GRI 405-2: Ratio of basic salary and remuneration of women to men

GRI 406-1: Incidents of discrimination and corrective actions taken

GRI 407-1: Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk

ICMM Responsible Mining Principle 9: Social performance: Pursue continual improvement in social performance and contribute to the social, economic and institutional development of host countries and communities.

WGC Responsible Gold Mining Principle 6.2: Labour rights – Preventing discrimination and bullying: We will engage regularly and constructively with our employees and their representatives and strive to ensure a workplace free from bullying or harassment and unfair discrimination.

WGC Responsible Gold Mining Principle 6.5: Labour rights – Diversity: We will implement policies and practices to promote diversity at all levels of the company, including the representation and inclusion of historically underrepresented groups and will report on our progress.

WGC Responsible Gold Mining Principle 6.6: Labour rights – Women in mining: We are committed to identifying and resolving barriers to the advancement and fair treatment of women in our workplaces.

AngloGold Ashanti remains committed to measuring and strengthening its organisational culture. Since an initial baseline culture survey in 2021, the Company has:

- Refreshed its values: Safety, Respect, Integrity, Sustainability, Excellence, and Collaboration
- Launched a new purpose: "Mining to empower people and advance societies"
- Implemented a revised operating model
- Aligned the values-to-people processes
- Designed and launched our people value proposition

In 2025, we conducted a follow up culture survey, which reflected a workforce anchored in integrity, accountability, and a collective desire for development and growth. With a representative 88% participation rate (up from 80% in 2021) the results provide a high-confidence snapshot of our progress. Our 2025 culture **score rose to 87, a significant increase from 73** in 2021. This places AngloGold Ashanti in the 'very good' range, performing well above industry and global benchmarks within the Barret Values & Culture Assessment Model.

These results affirm that our culture is values-led and improvement-focused. The measurable traction we are seeing is a direct result of our integrated approach: combining a focus on safety, respect, accountability, and human rights, with a clear purpose and a revised operating model. This performance reinforces the benefits of focusing on the key enablers of a healthy culture as a strategic driver of organisational performance and people wellbeing.

What we measure

RA | Gender representation: Executive management


Male
5
5
Female
3
3
Male (%)
62.50%
62.50%
Female(%)
37.50%
37.50%
2025
2024

RA | Gender representation: Board


Male
7
7
Female
4
4
Male (%)
63.64%
63.64%
Female(%)
36.36%
36.36%
2025
2024

RA | Gender representation: Employees


Male
11,211
10,879
Female
1,927
1,755
Male (%)
85.33%
86.75%
Female(%)
14.67%
13.25%
2025
2024

Creating a supportive culture *continued*

To ensure these insights translate into continued growth, the Culture and Values Assessment results have been shared across the business through interactive listening sessions. Local action plans are underway to celebrate our progress while decisively addressing areas for further improvement.

Our commitment

Our values underpin all that we do, and we commit to upholding and living these in all aspects of our business. Fundamental to our culture is a deep respect for the diverse identities, backgrounds and perspectives of our people, fostering an environment where inclusivity and equity are the norm. We commit to cultivating and nurturing an inclusive and diverse workforce.

We adhere to both local legislation and our internal inclusion, diversity and equity (ID&E) policies, utilising change management to address unconscious bias. Our performance incentives are structured to reinforce the right behaviours.

A near-term key focus priority is the continuous evolution of our talent pipeline to ensure representative leadership at all levels. We are committed to building a culture of belonging where advancement is accessible to all, reflecting the rich diversity of our workforce and host communities.

Our progress is measured through transparent recruitment and succession planning, ensuring we remain accountable to our vision of an equitable workplace.

Our ID&E strategic pillars

One **Understand root causes**	Understand the why behind our current state to ensure our solutions are targeted
Two **Ensure the basics are in place**	Build a strong foundation that enables systemic change
Three **Sponsor, develop and hire diverse talent and create inclusive experiences**	Develop goals and programmes targeted at sponsoring and developing existing diverse talent and attracting a diverse talent pool
Four **Design and enable inclusive talent and business systems**	Integrate inclusion, diversity and equity into people systems and business processes and systems

Strategic focus areas

Share lessons learned and progress the next phase of local ID&E action plans (2026—2028) taking into account insights and improvements from the previous three years

Performance in 2025

Our purpose and core values are aligned with our vision to "foster a safe, inclusive, and equitable workplace that reflects the communities in which we operate and where everyone can thrive". As a global company, the challenge of attracting and retaining critical skills and talent for business performance and continuity in all the countries in which we operate is crucial to our long-term success. To meet the expectations of stakeholders, we believe it good practice to strive to reflect the diversity within the communities where we operate and create an inclusive and equitable culture to ensure that the workforce feels a sense of belonging.

Since the launch of our Inclusion, Diversity and Equity approach in 2023, we have made steady progress at both enterprise and business unit level. A 2025 review of our initial three-year action plans confirmed meaningful global progress in strengthening foundational workforce practices and improving our understanding of workforce dynamics.

We have continued to enhance how we attract, develop and retain talent across our organisation, while identifying opportunities to further embed fair, consistent and transparent practices into our systems and processes. This next phase of work focuses on aligning policies, tools and ways of working to support equal access to opportunity and effective role-related decision making based on clear criteria and consistent processes. As we move forward, integrating these principles into everyday business processes will be a priority, supporting sustainable performance, operational consistency and long-term value-creation.

ID&E statistics

Female representation within senior management, was 22% in December 2025 and overall female representation across the workforce was 14% in 2025. Female representation in the succession pipeline for executive and senior leadership roles was 26% in 2025.

Benchmarking our progress

The Global Diversity and Inclusion Benchmark (GDIB) helps measure our progress across key areas such as leadership commitment, recruitment and retention strategies, aligning ID&E with sustainability, and how we engage with the community.

While measurable progress has been made in several areas, there are still opportunities to fully integrate the GDIB expectations into operational and external community initiatives and other business systems.

Business unit level progress

At a business unit (BU) level, focus remains on key areas such as policy enhancements, inclusive language, gender affirmation support, and targeted recruitment for increased female representation.

In Australia, parental leave policies now offer 26 weeks for primary carers, and eight weeks for secondary carers, while reducing the minimum service requirement to six months. Gender-inclusive language has been adopted, reinforcing that gender identity does not determine the role of primary carer. Both Brazil and Australia have implemented inclusive language resources to foster a more respectful and equitable workplace. To support this, Inclusive Language Guides were

Creating a supportive culture *continued*

developed to encourage self-reflection and learning, with sessions being rolled out across regions to promote role modelling and self-leadership.

Africa launched inclusive learning resources for leaders across the BU and introduced gender equity policies in Ghana. A mentorship programme, masterclass and confidence-building learning sessions were also introduced in the BU.

In Australia, ID&E programmes have been integrated into wellbeing programmes and the psychosocial risk framework led by the safety team. Employee Resource Groups (ERGs) were expanded during the year to include contractors. The Australia BU was recognised for being a menopause-friendly workplace based on its internal educational programmes and policies.

Brazil has placed a strong focus on ID&E awareness, sexual harassment policy education and guides on inclusive language. The BU also prioritised disability inclusion which is a government requirement in Brazil.

Campaigns and initiatives

Throughout the year, we observed International Women's Day and International Men's Day across our global operations celebrating diverse contributions while challenging gender stereotypes to foster more inclusive behaviours.

We also stood in global solidarity with the United Nations 16 days of Activism against Gender-Based Violence. Our focus this year addressed the rise of technology-based gender-based violence, providing employees and leaders with the educational resources needed to actively disrupt and prevent such harm.

Complementing these global milestones were various local initiatives tailored to our diverse workforce. These included cultural heritage celebrations and awareness campaigns focused on vital health and wellbeing topics, such as menopause and mental health.

Addressing sexual harassment

AngloGold Ashanti has a zero tolerance approach to sexual harassment and assault. Employees can access a range of support including specialised assistance for people seeking information about, or impacted by, sexual harassment or sexual assault via our Careline. Each BU implements an annual programme around sexual harassment and will continue to progress this.

Looking ahead

In 2026, we will finalise and launch our comprehensive culture and values action plans at both global and BU level. Progress in this work will be measured and reported transparently, supporting ongoing learning, accountability and adaptability as our approach continued to evolve.

A central element of this momentum is a new three-year Inclusion, Diversity and Equity action plan, to be finalised in February 2026. This roadmap will guide our priorities through to 2028, with a strategic focus on embedding fair and consistent practices into our systems and processes, strengthening internal capability, and enhancing how we attract, develop and retain talent across the organisation. By prioritising these areas, we aim to ensure that inclusive experience is not just an initiative but is a fundamental part of how we operate.



AGA Mineração, Córrego do Sítio, Brazil

Ensuring safety, health and wellbeing

Safety

Related SDGs

SDG 3 GOOD HEALTH AND WELL-BEING · SDG 8 DECENT WORK AND ECONOMIC GROWTH

Material sustainability issues

- Ensuring safety, health and overall wellbeing of employees and communities
- Securing our social licence to operate through effective stakeholder engagement and community support
- Securing and maintaining regulatory compliance, including environmental licences and permits

For more information on principal risks see the ***2025 Annual Report***

Principal risks

- Failure to maintain social licence to operate
- Operational hazards with mass casualty potential
- Failure to deliver on operational and safety targets

Disclosure against standards

SASB EM-MM-320a: All-incidence rate, fatality rate, near miss frequency rate, average hours of health safety and emergency response training

GRI403-1: Occupational health and safety management system

GRI403-2: Hazard identification, risk health assessment and incident investigation

GRI 403-3: Occupational health services

GRI 403-4: Worker participation, consultation and communication on health and safety

GRI 403-5: Worker training on occupational health and safety

GRI 403-6: Promotion of worker health

GRI 403-7: Prevention and mitigation of occupational health and safety impacts directly linked by business relationships

GRI 403-8: Workers covered by an occupational health and safety management system

GRI 403-9: Work-related injuries

GRI 403-10: Work-related ill health

GRI 14.16: Occupational health and safety

ICMM Responsible Mining Principle 5: Health and safety: Pursue continual improvement in physical and psychological health and safety performance with the ultimate goal of zero harm.

WGC Responsible Gold Mining Principle 4: Safety and health: We will protect and promote the safety and occupational health of our workforce (employees and contractors) above all other priorities, and will empower them to speak up if they encounter unsafe working conditions.

Our goal is to maintain workplaces where injuries and harm are eliminated. We ensure that all activities are carried out only when they can be done safely.

The safety, health, and overall wellbeing of our employees, contractors and surrounding communities remains a top priority. We recognise that caring for people – both within and outside the organisation – is essential to sustaining our success and preserving our social licence to operate.

Our commitment

Our objective is to create workplaces that are free of injury and harm. We seek to ensure that activities are undertaken only when they can be executed safely, without compromising safety, health or wellbeing. We actively seek opportunities to improve our systems and standards.

We are committed to complying with all relevant laws, regulations, and voluntary standards we have adopted. As legal requirements vary by country, we design tailored processes to meet these obligations.

What we measure


RA | Total Recordable Injury Frequency Rate (per million hours worked)
2025 0.96 0.97 0.97
2024 1.01 0.96 0.98
2023 0.88 1.20 1.09
2022 1.70 1.01 1.26
2021 1.70 2.42 2.14
Employees
Contractors


RA | Fatal Injury Frequency Rate (per million hours worked)
2025 0.00 0.00 0.00
2024 0.00 0.02 0.01
2023 0.00 0.00 0.00
2022 0.00 0.00 0.00
2021 0.04 0.02 0.03
Employees
Contractors


RA | Fatalities at mines operated by AngloGold Ashanti
2025 0 0 0
2024 0 1 1
2023 0 0 0
2022 0 0 0
2021 1 1 2
Employees
Contractors


Potential Fatal Incidents (actual number)
2025 45
2024 61
2023 63
2022 71
2021 91

Ensuring safety, health and wellbeing *continued*

Strategic focus areas

The 2024–2026 strategy remains based on five strategic focus areas:

- Risk and opportunity management
- Leadership and people management
- Information technology and innovation
- Simplified and clear working processes
- Stakeholder engagement and partnership

Performance in 2025

Aligned with global best practice, our operating standards are designed to proactively identify and mitigate potential safety and health risks. We have robust and mature health and safety risk management practices and critical control monitoring systems to help ensure that we quantify and manage impacts and continuously adapt and improve our safety and health strategies.

Building maturity in our safety performance

AngloGold Ashanti's strategy for managing workplace incidents is anchored by a two-pronged approach that recognises the fundamentally distinct origins and mitigation requirements for workplace accidents: **Organisational accidents** and **Individual accidents**. For each of these, we require different mitigation strategies, governance oversight, and performance indicators.

Individual accidents are high-frequency, low-consequence events that are driven primarily by human behaviour, error, and localised physical conditions. While individually less severe, their collective influence is critical, impacting safety culture, employee morale, and overall injury rates. They also serve as vital leading indicators of underlying organisational risk. They require robust supervision, consistent discipline, targeted training and good frontline engagement. AngloGold Ashanti is managing individual-type incidents through physical workplace condition monitoring, behaviour interventions and awareness campaigns.

Organisational accidents are low-frequency but high-impact events – catastrophic failures that can severely harm people, destroy assets, and damage reputation. They stem from systemic weaknesses across leadership, strategic resource allocation, design quality, engineering, and organisational culture. Organisational-type incidents require governance-level attention due to their origins in core strategic and systemic risks, and necessitate high maturity in risk management and clear leadership standards. AngloGold Ashanti is managing these types of incidents through the Fatal Hazard Management Programme. Our focus during 2025 has centred on strengthening controls and enhancing the safety culture as supported by our leadership. We introduced the Critical Risk Management process to move from high-level management to verifying and sustaining critical controls at the frontline workplace level. This ensures the supporting systems necessary for control integrity remain in place. As part of the Critical Risk Management process, we have initiated a global CRM training rollout that enhances the capabilities of frontline supervisors, as well as the supporting systems that maintain the effectiveness of critical controls. Furthermore, we have significantly improved the culture of reporting and internal dissemination of lessons learned, particularly from Potential Fatal Incidents (PFI).

The 2025 actions of the updated 2024–2026 health and safety strategy were identified, communicated to all stakeholders, and implemented during the year.

The Company mourns the loss of life of Jose Henrique de Oliveira Barros, a contractor, which occurred as the result of a non-reportable (commuting) accident on a public road, close to the Corrego do Sitio tailings dam construction project on 6 February 2025. We have investigated this incident with the same depth as a reportable fatality. The investigation has been completed, and the lessons learned have been shared throughout the Company, including recommendations to prevent a recurrence. Additionally, we have liaised with the local government on lessons learned and potential actions to improve road conditions.

The Total Recordable Injury Frequency Rate (TRIFR) at the Company's managed operations improved from 0.98 injuries per million hours worked in 2024 to 0.97 injuries per million hours worked in 2025, the lowest level in AngloGold Ashanti's history and well below the member average of the ICMM of 2.29 injuries per million hours worked in 2024.


Two pronged approach
Individual accidents
More frequent
Low consequence
Fewer defences
Limited causes
Short history
Organisational accidents
Less frequent
High consequence
Many defences
Multiple causes
System failure
Long history

Ensuring safety, health and wellbeing *continued*


CW121

AGA Mineração, Cuiabá, Brazil

Critical risk management

In 2025, to further enhance our operational resilience and safety culture, AngloGold Ashanti launched the Critical Risk Management (CRM) process. CRM has been successfully rolled out, with the final deployment at Sukari scheduled to be completed by the end of Q1 2026. Training was well received across operations, with feedback emphasising its practical relevance and measurable learning impact. To further raise awareness and promote safety, a podcast series, "What's Happening in Safety," went live, along with a regular health and safety newsletter that showcases initiatives, celebrations, and leading practices across operations. These new formats of communication have been well received and will be extended to the health function in 2026.

To further prioritise our focus on the elimination of Potential Fatal Incidents, an initiative was launched to update terminology across all operations, from 'High Potential Incidents' to 'Potential Fatal Incidents' (PFIs) and 'Major Hazards' to 'Fatal Hazards', sharpening our focus on fatality prevention through targeted communication. Special attention was given to analysing repeat-PFIs or similar types of PFIs to identify and rectify fundamental breakdowns in communication and the implementation of corrective actions. In 2025, we experienced repeat PFI events involving mobile equipment interacting with overhead power lines across the Group. A Company-wide initiative was subsequently launched to mitigate these incidents. To that extent, AngloGold Ashanti has remained fatality-free since May 2024.

Virtual reality training pilot at Cuiabá

We successfully completed the development and implementation of selected virtual reality (VR) training simulations in 2025 for key fatal hazards, specifically focusing on mobile equipment interaction and the controlled release of stored energy. This initiative represents an industry-leading advancement that delivers an immersive, hands-on training experience demonstrably superior to conventional classroom or video methods. The simulations were deployed in a pilot implementation study at the Cuiabá site. Feedback was overwhelmingly positive, validating the training's effectiveness in increasing hazard recognition and procedural adherence. VR training directly addresses the organisational risk of individual accidents by enhancing employee competency and reducing human error in high-risk scenarios. The successful pilot has also identified additional strategic applications for the foundational VR infrastructure, positioning AngloGold Ashanti to capitalise further on this advanced training technology.

Health and Safety software solutions

To enhance our systemic risk management and drive efficiency, we are deploying two new strategic health and safety software solutions. This investment is designed to streamline our health and safety processes and ensure a higher quality of actionable output from our compliance and incident reporting functions. Firstly, to manage the controls of organisational accidents, we have deployed the Forwood Safety software solution. This software not only enhances our critical control verification (CCV) efforts but also provides bow-tie assessment functionality to visually define, verify, and communicate the integrity of barriers that prevent catastrophic incidents. The second software solution, Evotix 360, will be utilised to proactively address the 'Individual Accidents' pathway by systematically focusing on human behaviour in the workplace, and simplify the reporting of incidents, near-misses, and hazards in real time. The Evotix solution was successfully piloted at Sukari in December 2025, and deployment to all other operations is scheduled to occur during Q1 2026.

Looking ahead

In 2026, we will convene a triennial Health and Safety Strategy Session with operational leaders to define the risk mitigation roadmap for FY27–FY29 and ensure the sustained positive trajectory of our safety performance. Key operational priorities for 2026 include finalising the rollout of CRM, enhancing the quality and fidelity of critical control verification, and completing the deployment of the Evotix platform, including the implementation of its robust reporting and performance dashboard suite to drive data-driven accountability.

Ensuring safety, health and wellbeing *continued*

Health and Hygiene

Related SDGs

SDG 3 GOOD HEALTH AND WELL-BEING

SDG 8 DECENT WORK AND ECONOMIC GROWTH

Material sustainability issues

- Ensuring safety, health and overall wellbeing of employees and communities
- Securing our social licence to operate through effective stakeholder engagement and community support
- Securing and maintaining regulatory compliance, including environmental licences and permits

For more information on principal risks see the ***2025 Annual Report***

Principal risks

- Failure to maintain social licence to operate
- Failure to deliver on operational and safety targets
- Failure to maintain sufficient resilience to external financial drivers

Disclosure against standards

SASB EM-MM-320a: All-incidence rate, fatality rate, near miss frequency rate, average hours of health safety and emergency response training

GRI403-1: Occupational health and safety management system

GRI403-2: Hazard identification, risk health assessment and incident investigation

GRI 403-3: Occupational health services

GRI 403-4: Worker participation, consultation and communication on health and safety

GRI 403-5: Worker training on occupational health and safety

GRI 403-6: Promotion of worker health

GRI 403-7: Prevention and mitigation of occupational health and safety impacts directly linked by business relationships

GRI 403-8: Workers covered by an occupational health and safety management system

GRI 403-9: Work-related injuries

GRI 403-10: Work-related ill health

GRI 14.16: Occupational health and safety

ICMM Responsible Mining Principle 5: Health and safety: Pursue continual improvement in physical and psychological health and safety performance with the ultimate goal of zero harm.

WGC Responsible Gold Mining Principle 4: Safety and health: We will protect and promote the safety and occupational health of our workforce (employees and contractors) above all other priorities, and will empower them to speak up if they encounter unsafe working conditions.

Our Health, Safety and Security policy is based on clear expectations for leadership, using a number of metrics to hold them to account. Our objectives and targets are clearly shared with employees, contractors and other relevant stakeholders.

Our approach to health and safety remains unchanged, and focuses on:

- Continuous improvement of occupational safety and health performance and management systems
- Competent and capable people occupying health and safety roles, fit-for-purpose equipment, and appropriate systems and procedures
- Proactive identification, assessment and mitigation of employee and contractor safety and health risks and opportunities
- Mitigation of community safety and health risks associated with our operations by ensuring that the health and safety of our surrounding communities and environments are not compromised
- Adoption of a stakeholder-inclusive philosophy by applying a consultative, participative and constructive approach
- Data-driven decisions, and continual improvement in performance

What we measure

New cases of silicosis (number of new cases)


2025
0
2024
1
2023
1
2022
0
2021
0

RA | Noise-induced hearing loss (NIHL) (number of employees)


2025
1
2024
1
2023
2
2022
2
2021
5

All occupational disease frequency rate (AODFR) (per million hours worked)


2025
0.01
2024
0.06
2023
0.08
2022
0.04
2021
0.08

Ensuring safety, health and wellbeing *continued*

Our commitment

We prioritise the safety, health and the wellbeing of our employees and contractors, as well as surrounding communities. We acknowledge that the overall wellbeing of our people, both internal and external, is central to our success and in maintaining our social licence to operate.

We endeavour to comply with all applicable laws, regulations and the voluntary commitments we have adopted. Laws and regulations are often unique to specific countries, and we develop specific processes to meet requirements.



Sukari, Egypt

Strategic focus areas

- Executing the reviewed health strategy for 2024 to 2026
- Socialising and implementing the new Group health standards and risk management initiatives
- Finalising and implementing a global fatigue management standard and system
- Transitioning CCVs and Health IT processes to updated platforms
- Strengthening mental wellbeing programmes
- Strengthening our malaria control programme at Siguiri
- Integrating Sukari into the AngloGold Ashanti health management system
- Continued management of infectious disease outbreak risk, including food hygiene and safety
- Continued support for operations and projects to meet set key indicators and focus on systematically transforming health risk management to be evidence based, preventative and proactive

Performance in 2025

Occupational health

Our overarching goal is to serve as a strategic enabler for the business by achieving a safe, healthy, ethical, and sustainable workforce, aligned with maintaining our social licence to operate. We aim to eliminate health hazards that are potentially fatal, carcinogenic, or severely debilitating in the short or long term. We continue to adopt a proactive approach to preventing occupational diseases and managing health risks from both workplace and community exposures.

Our efforts focus on eliminating harmful exposures where practicable, optimising fitness for work and wellbeing, and anticipating potential community health impacts.

Our occupational hygiene data shows continued improvement in managing workplace exposures. Since the rollout of a systematic silica dust control strategy in 2022, silica exposure above the allowable limit (0.05 mg/m^3) has declined by half compared to the 2022 baseline number of people exposed to high levels of silica dust. These results reflect sustained implementation of engineering controls, some of which require long-term capital investments that are being considered by operations. Baseline occupational hygiene risk assessments have been completed at all sites except Sukari, where work is underway. These assessments inform site risk registers, critical control priorities, and targeted monitoring. All operations' occupational hygiene monitoring for noise and airborne pollutants are on schedule as planned, demonstrating a proactive approach to hazard prevention and continuous improvement. All operations continue to prioritise higher-order engineering controls to minimise airborne pollutant and noise risks; with all operations embarking on various specific projects to target elimination at high levels of exposures to these carcinogenic and debilitating hazards.

The overall health risk scorecard remains stable as we manage a wide range of occupational and non-occupational risks across the globe. Focus areas include strengthening food safety management, fatigue prevention, and thermal and tropical disease response amid changing climatic conditions. A Fatigue Management Committee has been established to standardise fatigue risk processes across operations. Food safety systems have been enhanced through new standard operating procedures, guidelines, and self-assessment tools, ensuring consistent oversight of site and contractor food services.

In Australia, the health team introduced the mandatory use of specialised personal protective equipment (PPE) – Powered Air-Purifying Respirators (PAPR) – for all welding activities and is extending controls to soldering and brazing fumes. Verification of dust suppression and extraction system effectiveness is ongoing.

A new Power BI-based occupational medical reporting system has been deployed to enhance data analysis and performance monitoring across all sites, in line with our internal and external risk management and reporting requirements. In parallel, the Group is transitioning to an updated incident management system for health and safety, following the phase-out of iSIMS.

In 2025, one case of Noise-Induced Hearing Loss (NIHL) was reported at CVSA, bringing the All-Occupational Disease Frequency Rate (AODFR) to 0.01 cases per million hours worked, compared to 0.06 during the same period in 2024. Over the past five years (2021–2025), 21 occupational diseases have been recorded across the business. Of these, 52% (11 cases) were NIHL, 24% (5 cases) were compensable musculoskeletal disorders, and 19% (4 cases) were silicosis and other occupational lung diseases.

Key challenges remain, particularly the shortage of skilled in-country occupational hygiene professionals and limited medical emergency response capacity in some regions. To address this, a training and development framework has been drafted for occupational hygiene personnel, and 48 healthcare workers at Obuasi completed Advanced Life Support in Obstetrics (ALSO) training to enhance women's health outcomes. Another challenge faced by the African BU is the limited in-country capacity to calibrate some of our occupational hygiene equipment as well as timely analysis of occupational hygiene monitoring samples. To improve this, Siguiri is installing an on-site gas monitor calibration facility, while Iduapriem is building a new occupational hygiene laboratory, modelled on Obuasi's facility. Similar investments are planned at Geita and Siguiri in 2026.

Risk management

The Group Standard for Major Health Hazard Management, approved in 2024, is currently being implemented to drive systematic engineering controls for health hazards and reduce reliance on PPE. CCV checklists for key hazards – such as silica dust, diesel particulate matter, welding fumes, and noise – have been successfully integrated into routine health and safety processes and embedded within operational targets.

Performance has shown strong improvement: by year end, compliance with fatal health hazard CCVs reached 97.6% (88.6%: FY24). Engagement and participation continue to increase as the programme matures.

We have successfully transitioned health CCVs to the CRM – Forwood system, which will also enable the inclusion of additional fatal health hazards such as heat stress, malaria, chemical exposure, and psychological impacts. Ongoing training for supervisors and managers continues to strengthen their technical capability and competence in conducting these verification assessments.

Mental health and wellbeing: Prevent, Promote, Respond

Our healthcare strategy provides access to appropriate medical services through both in-house and outsourced models, depending on local healthcare capacity. During 2025, approximately 41,000 workers were active – 35% employees and 65% contractors – highlighting the importance of extending health and wellbeing

Ensuring safety, health and wellbeing *continued*

programmes to the contractor workforce. Over 30,000 occupational medical examinations were completed in FY25, with only 0.3% of workers declared unfit for duty.

80% of ill-health absenteeism is attributable to non-work related illnesses. Lifestyle-related diseases, musculoskeletal, and psychological conditions – remain major contributors to absenteeism. In response to rising musculoskeletal diseases, all sites are conducting ergonomic risk assessments, workforce training, awareness sessions and strengthening musculoskeletal and injury management programmes to facilitate post-injury rehabilitation and support early recovery and safe return to work.

We continue to strengthen implementation of mental wellbeing programmes through an integrated approach to prevent and respond to psychological challenges within a systematic strategic framework anchored in:

- Strengthening systematic governance frameworks for psychological wellbeing
- Building capacity and skills for leaders to prevent, identify and respond effectively
- Providing information, education, and awareness programmes to increase knowledge, build resilience and coping skills, as well as reduce stigma
- Modelling and promoting behaviours aligned with AngloGold Ashanti values, policies and standards

Mental wellbeing steering committees are now active across all operations, and specific initiatives are being rolled out at operations and business units to strengthen psychological safety and risk management.

Employees, contractors, and dependents have access to Employee Assistance Programmes (EAPs) and clinical services. Africa BU operations host monthly visits from clinical psychologists, while Sukari employs a sessional psychiatrist to support its mental health programme. Psychological fitness-for-work screening using the DAS-21 tool is being introduced to support early identification and management of mental health conditions.

Governance

Implementation of the Health, Hygiene, and Wellbeing Standard continues, supported by technical reviews and assurance visits to operations. All our operations maintained validity of their ISO 45001 certification in 2025. The integration of Sukari's health team and processes into the overall health management systems is progressing. The updated Health, Hygiene and Wellbeing Standard outlines key strategic requirements that include establishment of workplace and community health baselines and associated risk mitigation/critical control programmes, while ensuring adequate medical emergency preparedness and response for all sites. The standard also outlines fitness for work and periodic medical surveillance system requirements to detect early onset of occupational diseases and effect remediation thereof.

Further efforts to strengthen our healthcare services include the 2025 approval and sign-off of an additional Group Health Standard that is focused on governing and optimising access to good medical emergency preparedness and response systems across our operations.
In Australia, teams are ensuring compliance with new Workers Compensation and Injury Management Act 2023 requirements, which came into effect from July 2024, with a particular focus on managing psychosocial hazards. The AngloGold Ashanti Australia (AGAA) Regional Incident Reporting procedure has been updated to align with the new regulator mental health and psychosocial incident notification, reporting and investigation requirements.

Public health strategy

Malaria continues to present a significant health risk at our African operations. An integrated malaria control approach was implemented, which includes vector control through Indoor Residual Spraying (IRS) and insecticide treated bed nets (ITNs); targeted information, education, and communication (IEC); early diagnosis and treatment; as well as robust surveillance, monitoring and evaluation programmes. During 2025, 1,670 malaria cases were recorded, equating to a frequency rate of 27 cases per million hours worked, slightly lower than the 33 cases per million hours worked during the same period in 2024. Siguiri accounted for over 70% of total cases, with a 6.5% site incidence rate, compared to less than 1% at Geita and Obuasi. Enhanced interventions are underway at Siguiri through collaboration with the Obuasi malaria control team and the Guinean National Malaria Control Programme (PNLP). The plan is to replicate the model used, as well as lessons learnt, from the Obuasi programme.

The AGA–Obuasi–Global Fund–Ghana Health Services partnership continued to deliver results, supporting 16 high-burden districts and all 45 national prisons in Ghana, covering more than 100 000 households and protecting over one million people against malaria across these areas. Efforts are ongoing with government and Global Fund officials to ensure programme continuity following some uncertainty resulting from the withdrawal of certain USAID funds aimed at control of TB, Malaria and HIV in Africa.

In collaboration with the Siguiri Prefectural Health Department, Siguiri continued to conduct mobile outreach clinics in surrounding communities. Similarly, Iduapriem and Obuasi completed their quarterly outreach clinics in partnership with the local Municipal Health authorities. These initiatives, led primarily by Africa BU operations, support local governments in delivering essential healthcare services, including primary care, vaccinations, and health education. The mobile clinics exemplify effective collaboration between AngloGold Ashanti operations and local health authorities, contributing to healthier, more resilient communities in alignment with our mission and values. To ensure the long-term sustainability of these initiatives, Siguiri, through the SEDP, has approved funding to procure a dedicated mobile clinic to expand and strengthen future outreach programmes.

Looking ahead

- Strengthen occupational hygiene programmes and drive critical control management principles for fatal, carcinogenic and disabling workplace health exposures
- Finalise a global fatigue management standard and implementation thereof
- Strengthen fitness for work and mental wellbeing programmes – to prevent, promote and respond
- Strengthen our malaria control programme at Siguiri and expand community health outreach programmes in Africa
- Integrate Sukari into the AngloGold Ashanti health management system
- Continued support for operations and projects to effectively anticipate and manage current and emerging health risk, meet set key indicators and focus on systematically transforming health risk management to be evidence based, preventative and proactive
- Continued management of infectious disease outbreak risk, including food hygiene and safety
- Data and information management system strengthening for health

Attracting, developing and retaining talent

Related SDGs

SDG 3 GOOD HEALTH AND WELL-BEING | SDG 5 GENDER EQUALITY | SDG 8 DECENT WORK AND ECONOMIC GROWTH

Material sustainability issues

- Effectively managing human capital, including succession planning and retaining and attracting of skills

For more information on principal risks see the ***2025 Annual Report***

Principal risks

- Inability to attract and retain required skills and resources
- Failure to maintain sufficient resilience to external financial drivers

Disclosure against standards

SASB EM-MM-310a.1: Percentage of active workforce employed under collective agreements

SASB EM-MM-310a.2: (1) Number and (2) duration of strikes and lockouts

SASB EM-MM-00.B: Total number of employees, percentage contractors

GRI 2-30: Collective bargaining agreements

GRI 401-1: New employee hires and employee turnover

GRI 401-2: Benefits provided to full-time employees that are not provided to temporary or part-time employees

GRI 402-1: Minimum notice periods regarding operational changes

GRI 404-1: Average hours of training per year per employee

GRI 404-2: Programs for upgrading employee skills and transition assistance programs

GRI 404-3: Percentage of employees receiving regular performance and career development reviews

GRI 14.17: Employment practices

ICMM SERF Indicator 5: Workforce development: Training provided

ICMM Responsible Mining Principle 3.5: Human rights: Equitably remunerate employees with wages that equal or exceed legal requirements or represents competitive wage within that job market and assign regular and overtime working hours within legally required limits.

WGC Responsible Gold Mining Principle 6: Labour rights: We will ensure that our operations are places where employees and contractors are treated with respect and are free from discrimination or abusive labour practices.

Employee relations at AngloGold Ashanti is founded on a relationship-based model that seeks to foster positive relationships with employees and their union representatives, aligned to our values and focused on interest-based collective bargaining.

Our commitment

We remain committed to implementing best-practice talent procurement and management initiatives, and to enhance and develop the capabilities of our employees.

We attract and retain talent through our compelling people value proposition.

Central to employee relations at AngloGold Ashanti is a relationship-based model that commits to fostering positive relationships with employees and their union representatives, aligning with our values and a dedication to embedding interest-based collective bargaining.

What we measure

	2025	2024
RA | Total number of employees and contractors	38,243▲	36,496▲
Employees (permanent)	15,367▲	15,167▲
Contractors	22,876	21,329▲
Average number of hours spent on training	8.49*	24.69*
RA | Training and development expenditure	$8.62m	$7.99m
RA | Employees participating in collective bargaining agreements	91%	83%
New employee hires	2,041	2,098
Voluntary turnover rate	1%	9%
Days lost due to industrial action	0	4

▲ *Excludes Kibali*

* *The 2024 training hours per employee were restated to exclude subcontractors at Siguiri and align the metric with the 2025 methodology, following implementation of a new training reporting system that tracks employees only*

Attracting, developing and retaining talent *continued*

Strategic focus areas

- Continue to prioritise the proactive identification of critical talent to ensure sustained organisational capability
- Launch and roll out the leadership capability development strategy
- Implement high-impact Individual Development Plans (IDPs) that are purposeful, personalised, and development-driven
- Support mining operations to implement discipline health assessments and development

Performance in 2025

Enhancing talent management and succession planning

AngloGold Ashanti continues to advance talent management and succession planning, building on the structured, best-practice approach introduced in 2022. Our succession planning discipline has matured year-on-year, supported by improved data quality, more practical plans and stronger ability to translate insights into decisive development and deployment actions. Leadership capability has progressed in parallel, with leaders engaging in more rigorous, outcomes-driven talent discussions and demonstrating increased accountability for building sustainable pipelines.

Over the past four years, succession pipelines have become stronger and more realistic, with clear visibility of strengths, gaps and readiness horizons. In 2025, talent assessments were refreshed to improve accuracy and comparability, strengthening our forward-looking pipeline. We also improved visibility of emerging talent at feeder levels, enabling earlier identification of future successors and more deliberate long-term pipeline building.

This maturity has supported the timely deployment of senior talent into critical roles, underpinning business continuity and leadership stability. Proactive external market mapping complements internal succession by providing market insight and credible contingency options, while supporting targeted hiring where internal gaps persist.

Succession health for Stratum IV (VP/GM level) and above remains robust, supported by solid bench strength. Where "ready now" gaps exist, these largely reflect purposeful deployment into critical roles — evidence that the pipeline is being actively used to deliver business continuity. Near-term readiness is being addressed through accelerated, on-the-job development and planned mobility for identified successors, complemented by selective external hiring and market mapping to ensure continuity and strengthen optionality.

The priority remains to accelerate readiness while rebuilding depth at feeder levels to sustain an uninterrupted leadership pipeline.

Gender representation has improved steadily over recent cycles, providing a stronger platform to advance women into senior leadership roles. While representation remains less consistent across technical and operational disciplines, this is a clearly defined priority area to deepen mining successor pipelines and future pipelines.

The OneHR system continues to enable centralised succession data, improved analytics and more informed leadership conversations. In 2026, development will be emphasised — ensuring disciplined execution of priority development actions, targeted deployment to accelerate readiness, and selective external hiring when required so the organisation maintains a healthy, diverse and future-ready leadership pipeline.

Talent actions progress

Following the 2024 Succession Planning and Talent Review, key actions were progressed and further refined based on insights from the 2025 talent review. The focus was on translating talent insights into tangible development actions, targeted deployment and active risk mitigation. This was supported by proactive external market mapping to expand talent optionality and strengthen succession contingency where required.

Key areas of progress include:

- Talent deployment and succession execution: A meaningful portion of senior appointments in 2025 were filled through internal moves arising from our succession and movement plans, demonstrating stronger internal mobility and effective use of succession planning to support business continuity. A robust succession and deployment approach also reduces time-to-appoint in critical roles, directly mitigating operational and leadership risk by enabling faster, more confident decisions when vacancies arise. Accelerating successor readiness through deliberate movement and deployment remains a priority, while rebuilding depth at feeder levels to sustain long-term pipeline health.

- Retention risk and retirement planning: Retention health improved modestly over time, supported by targeted measures for critical roles and high-risk talent. Looking ahead, increased emphasis will be placed on non-monetary levers, particularly for younger talent where progression, exposure and clear career pathways are key drivers of retention. Retirement exposure is receiving proactive attention, with leaders supported to define and implement mitigation actions early to ensure continuity and minimise disruption.

- Targeted external recruitment and market mapping: Internal talent remains the clear priority, particularly for roles where organisational context, continuity and operational credibility are essential. External market mapping is a well-established process that improves hiring readiness, strengthens contingency options and provides objective market benchmarking. It can also significantly reduce time-to-hire by enabling faster responses when vacancies arise. Importantly, mapping is increasingly being used not only to identify talent but to nurture future talent through ongoing connection and engagement, keeping external pipelines warm and deployable. Where internal gaps persist, most notably in scarce mining skills, selective hiring and targeted mapping are used to improve near-term coverage.

- Development actions and development planning maturity: The number of successors with development plans increased, reflecting improving rigour and follow-through. The emphasis is now firmly on execution — driving high-quality, role-relevant development actions that close readiness gaps through on-the-job experiences (lateral, stretch and upward moves), aligned to mobility preferences and readiness horizons. Development execution is receiving a strong focus to bring it to the same standard and discipline as succession planning, moving from good practice to consistently high-impact outcomes.

- Gender representation and sponsorship: Female representation in succession pools has improved steadily over several cycles, strengthening leadership pipeline depth and readiness for senior roles. While technical and operational experience remain the key constraint, this is being addressed through targeted development and selective recruitment. The Elevate Sponsorship Programme was launched to support high-potential talent with the first cohort onboarded and sponsorship relationships established or in progress to enhance exposure, advocacy and readiness for critical roles.

Key talent actions for the next phase

Succession plans are healthy and the organisation is well-positioned. However, continuous improvement remains essential. A small number of targeted actions have been identified to further reduce continuity risk and maintain an uninterrupted, market-ready pipeline aligned to the business strategy:

- Accelerate readiness through high-quality development execution — ensuring Stratum IV+ successors have actionable, role-relevant development actions aligned to readiness horizons, career aspirations and mobility, with disciplined follow-through
- Rebuild feeder pipelines through internships and graduate programmes — expanding entry-level intake to strengthen the long-term pipeline into Stratum II and Stratum III, with particular emphasis on operations and mining
- Strengthen in-house/on-the-job capability building for scarce skills — partnering with operations to create practical, work-based pathways that build critical mining capability and operational depth
- Expand targeted exposure for key successors into mining leadership roles — increase structured exposure through stretch assignments, acting opportunities and targeted rotations to build end-to-end operational leadership capability and accelerate readiness
- Continue proactive market mapping and selective recruitment — maintaining external

Attracting, developing and retaining talent *continued*

optionality and selectively hiring to replenish critical operational benches, alongside focused mapping for selected senior roles where near-term depth is constrained

Leadership

AngloGold Ashanti's Leadership Framework defines what effective leadership means across the organisation and is anchored in our Leadership Philosophy. The framework is currently under review by the senior leadership team to ensure it remains relevant, aligned to our strategic priorities and fit for the future. It articulates clear behavioural expectations from both a people leadership and a business leadership perspective, outlining how our leaders are expected to demonstrate these behaviours across the different leadership levels. The Leadership Framework is scheduled for launch in 2026.

In support of leadership capability building, we have rolled out a Coaching Framework that provides a consistent, value-adding and sustainable approach to coaching at AngloGold Ashanti. The framework targets our top talent at manager level and above and is designed to accelerate development, enhance readiness for progression into leadership roles, support successful leadership transitions, and address limiting behaviours.

As part of our Leadership Development Strategy, we have also implemented the Team Effectiveness Programme. This programme supports leaders through a structured approach to team alignment, communication, collaboration and performance, enabling teams to deliver results consistently and sustainably.

Training and development

We continue to utilise SAP SuccessFactors as our Learning Management System (LMS) to enable employee development and support building our current and future skills pipeline. The platform leverages emerging technologies, including artificial intelligence (AI), to promote a strong learning culture across the organisation. Our LMS is powered by Skillsoft, a global learning content provider that gives access to more than 30,000 learning resources across multiple modalities. This enables flexible, "anywhere learning" and delivers a personalised learning experience through AI-driven recommendations, supporting both personal and professional development.

During the year, we started developing global learning catalogues and curricula for all leadership and development programmes. This includes the integration of classroom-based training into the LMS, improving ease of scheduling, participation tracking and reporting.

In 2025, we also initiated a review of our Discipline Health Frameworks to strengthen technical and functional capabilities across all disciplines. The mining discipline has been prioritised, with a focus on building critical capability and a sustainable talent pipeline. Development interventions will be rolled out in 2026 with full integration into OneHR, after which the approach will be extended to other disciplines, including health and safety, human resources, finance and additional technical functions across the organisation.

Labour relations and collective bargaining

AngloGold Ashanti continues to augment the employee relations landscape while focusing on building constructive relations with employees and organised labour. These relationships are based on open, timely engagement, collaboration, and mutual respect. Several channels for employees to have a voice are maintained to build the employee/employer relationship which is critical to the business. This is further enhanced through the Company culture and values.

Our amended Global Employee Relations Standard was approved and launched in 2025. This standard governs employee and labour relations and enables an effective mechanism for communication and participation for our employees. The employee and labour relations environment remained stable in 2025 with the main risks across the business being demands for higher than inflation increases in some jurisdictions.

At AngloGold Ashanti, we continuously endeavour to build and maintain constructive and productive relations with our employees and their union representatives, which are underpinned by our Company values.

There are no collective bargaining agreements in place for employees in Australia, Colombia, Egypt or the United States. However, the Company ensures that we have appropriate relations with our employees in these countries through compliance with labour legislation, fair Company policies and procedures, and promoting healthy relationships through effective line management practices. The Company does not seek to restrict the right to freedom of association or collective bargaining at any of our operations.

RA | Employees covered by collective bargaining agreements

Argentina	91%
Brazil	99%
Ghana	86%
Guinea	94%
Tanzania	85%

All employees in the Australian Region (including all employees in global teams employed through the Australian BU) are engaged on individual common law contracts. Union membership among private sector employees in 2025 remains low in Australia.

Wage negotiations and conditions of service review were concluded successfully at all sites in Ghana and Guinea and were within the official inflation ranges. For the 2025 year, the Company came under pressure for higher than inflation increase demands driven by higher expectations from unions on the back of significant increases in the gold price. In Ghana this was further exacerbated by the strengthening of the Ghana cedi against the US dollar, which reduced employees basic earnings by up to 35%. The Company compensated for this through the payment of ex gratia lump sums to employees in the bargaining unit at both Iduapriem and Obuasi. The annual collective bargaining and wage negotiations in Tanzania was severely delayed due to the post-election unrest in Tanzania. The union in Tanzania has similar expectations for higher than inflation increases on the back of the increased gold price and profitability of Geita compared to the 2024 year. Negotiations are progressing peacefully and we are targeting a final wage deal by Q2 2026.

Retention and development of critical skills, such as underground operator skills, remains a priority and in 2025 efforts were intensified to strengthen the supply and pipeline of critical operator skills. The Africa BU participated in total remuneration surveys to meet the benchmark at competing markets in Ghana and Tanzania. Overall, the wage negotiations took into consideration the various inflationary and labour market demands of unions.

There were no labour-related incidents that disrupted any of our operations in 2025.

Full-time employees receive a number of benefits. These include retirement, accommodation for select employees, production and safety related bonus schemes, and reasonable and fair conditions of services in addition to resultant benefits emanating from collective bargaining.

The minimum notice period regarding operational changes varies from country to country. Please see the 2025 Data Workbook for country notice periods.

Looking ahead

- Accelerate talent readiness through robust development execution
- Rebuild our early career talent pipelines through internships and graduate programmes
- Strengthen in-house on-the-job capability building for scarce skills in partnership with operations
- Continue proactive market mapping and targeted recruitment to replenish critical operational benches and senior roles where near-term depth is limited

Empowering communities

Supporting community resilience and the rights of indigenous people

Related SDGs

SDG 3 GOOD HEALTH AND WELL-BEING | SDG 4 QUALITY EDUCATION | SDG 6 CLEAN WATER AND SANITATION | SDG 8 DECENT WORK AND ECONOMIC GROWTH | SDG 11 SUSTAINABLE CITIES AND COMMUNITIES | SDG 16 PEACE, JUSTICE AND STRONG INSTITUTIONS

Material sustainability issues

- Securing our social licence to operate through effective stakeholder engagement and community support
- Respecting human rights and the rights of indigenous people
- Understanding and responding to changing socio-economic and political contexts
- Ensuring safety, health and overall wellbeing of employees and communities

For more information on principal risks see the ***2025 Annual Report***

Principal risks

- Failure to maintain sufficient resilience to external financial drivers
- Failure to maintain social licence to operate
- Inability to manage interaction with artisanal and small-scale mining (including illegal mining)

Disclosure against standards

SASB EM-MM-210b.1: Discussion of process to manage risks and opportunities associated with community rights and interests

GRI2-29: Approach to stakeholder engagement

GRI 203-1: Infrastructure investments and services supported

GRI 203-2: Significant indirect economic impacts

Disclosure against standards *cont.*

GRI 413-1: Operations with local community engagement, impact assessments, and development programs

GRI 413-2: Operations with significant actual and potential negative impacts on local communities

GRI 14.10: Local communities

GRI 411-1: Incidents of violations involving rights of indigenous peoples

GRI 14.11: Rights of Indigenous Peoples

GRI 14.12: Land and resource rights

GRI 14.14: Security practices

GRI 14.19: Forced labor and modern slavery

GRI 14.25: Conflict-affected and high-risk areas

ICMM SERF Indicator 6: Local procurement: Percentage of the procurement spend that is spent on suppliers local to operations (disaggregated per gender and ethnicity)

ICMM SERF Indicator 7: Education and skills support: Overview of the range of education and skills programmes deployed outside of workforce

ICMM SERF Indicator 8: Capacity and institution support: Overview of the range of capacity and institution programmes deployed

ICMM Responsible Mining Principle 9: Social performance: Pursue continual improvement in social performance and contribute to the social, economic and institutional development of host countries and communities.

WGC Responsible Gold Mining Principle 7: Working with communities: We will contribute to the socio-economic advancement of communities associated with our operations and treat them with dignity and respect.

Building community resilience — the capacity of communities to adapt, thrive and endure — is a key pillar of our community relations and social performance approach, strengthening our social licence to operate and supporting long-term value creation across our diverse portfolio.

We recognise that the long-term success of our operations is intrinsically linked to the strength, inclusion and wellbeing of the communities and host countries in which we operate. Our goal is to create a legacy of shared value that extends beyond the life of our mines. Guided by our purpose of empowering people and advancing societies, we work in partnership with stakeholders to build trust, strengthen local and regional capacity, and contribute to sustainable social and economic development.

100%

Sites with local community engagement programmes

What we measure

	2025	2024
RA | Community investment expenditure ($m)	27.25	$20.56m
Local procurement spend	$5.05bn	$4.26bn
LA | Complaints and grievances lodged	92	112
LA | Complaints and grievances resolved	88	104
Complaints and grievances unresolved	4%	7%
Complaints and grievances not resolved from the previous year	0	8
% of sites have stakeholder engagement plans in place	100%	100%
% of sites have socio-economic development plans in place	100%	100%
Resettlement process underway	3	1
Employee volunteerism initiatives	33	32
Employee volunteers	2,966	494
Employee volunteer hours	525	550
Operational community incidents	30	34


RA | Community investment ($m)
2025
27.25
2024
20.56
2023
18.84
2022
18.03
2021
18.11


Community incidents (number)
2025
30
2024
34
2023
54
2022
48
2021
12

Supporting community resilience and the rights of indigenous people *continued*

Strategic Focus Areas – Priority Activities for 2024–2026

The strategy focuses on seven pillars:

Pillar	2024–2026	Status	
Leadership and people	• Clarification of roles between corporate/BU/Operations • Integration into mine planning/projects • Enhancing monitoring processes	Completed In progress Completed	
Simplified policy and standards framework	• Review of Group Management Standards • Focus on improving strategic and technical guidance interventions	Completed In progress	
Stakeholder engagement and communication practices	• Review of stakeholder engagement process • Leading Practice • Review of site-based engagement DOAs	Completed In progress Completed	
Collaborating to share benefits	• Review of SEDPs development and implementation approaches – (phased approach) • Improve the interface between procurement and compliance processes – inefficiencies and delays addressed	Ahead of schedule Ahead of schedule	
Risk and system management	• Implement proactive impact management programmes • Implementation of Community PSP metric • Review and implement ASM/illegal mining management strategies	Completed Completed In progress	
Information technology and innovation	• Development and implementation of climate resilient plans • Development and implementation of programme to achieve conformance with GISTM	In progress In progress	
Proactive impact management	• Develop a community Performance Share Plan (PSP) metric • Continuously focus on safety and resilience programmes	Completed Completed	

Legend: Completed | Ahead of schedule | In progress | Behind schedule

Our social management approach seeks to enhance the environmental, social and economic wellbeing of host communities through strengthened social capital, inclusive economic participation and institutional capacity development. Implemented across the project life cycle, these efforts are designed to contribute to positive outcomes during operations and to support resilient, self-sustaining communities beyond the operational phase.

Our commitment

Our social governance structures and processes are grounded in compliance with applicable host-country laws and are informed by relevant international standards and best practice. We are committed to implementing community management programmes and activities that are governed through the Group's Social Performance Management Standard Framework, supported by site-level management procedures and aligned with globally recognised best practice standards from industry bodies, including, but not limited to, ICMM and WGC. We are committed to aligning our practices with the International Finance Corporation (IFC) Performance Standards, the UNGPs, and ICMM performance expectations and position statements, including the Indigenous Peoples Position Statement. We respect the principles of free, prior and informed consent (FPIC) in our engagement with indigenous peoples.

Through our Group-wide social management and performance programmes, we are committed to creating shared value, safeguarding human rights and protecting livelihoods, and building resilient communities through inclusive engagement, co-designed socio-economic development programmes, risk management and effective grievance mechanisms.

In 2025, we continued to implement our 2024—2026 community relations strategy, with the majority of the strategy's pillars and activities already in place, and the remainder scheduled to be fully implemented by 2026.

To ensure the advancement of our social performance commitments, we conduct structured, rotational assurance reviews of site-level performance against our Group standards. These assessments are led by our corporate functional specialists during a coordinated combined assurance cycle, ensuring consistency, independence, and technical rigor across operations. This governance framework strengthens risk oversight, enhances operational resilience, and supports continuous improvement across our sustainability performance.

Strategic focus areas

- Socialise the updated social performance standard and management procedures
- Strengthen the existing socio-economic development programmes
- Continued implementation of the Community PSP metric on grievance management
- Refining of risk and information management system to enhance the social performance of the Group

Performance in 2025

Stakeholder relations

Our social licence to operate relies on community relations and partnerships built on trust, legitimacy, and acceptance in host communities,

Supporting community resilience and the rights of indigenous people *continued*

managed through structured engagement processes that promote transparency, inclusiveness, and responsiveness.

We focus on building strong, trust-based relationships with communities and our stakeholders to maintain our social licence to operate, recognising that legitimacy and acceptance are earned through consistent and meaningful engagement. Our approach emphasises inclusive participation, targeted local investment, and structured processes to monitor and address social concerns transparently and responsively.

By integrating community feedback into decision making, we aim to strengthen local capacity, support resilience, and deliver lasting social and economic value beyond the life of our operations.

All operations maintain stakeholder engagement plans, informed by comprehensive stakeholder mapping and analysis. These plans define engagement objectives, methods and frequency, and are reviewed and updated annually in line with regulatory requirements and internal standards. Our engagement activities range from formal consultations and community forums that also target vulnerable groups (women, youth, minorities, etc) and project-affected people.

Our engagement activities strengthen relationships with local communities and ensure they are well informed about our mining activities ahead of approval processes. We do this through formal and informal forums, planned and ad hoc engagements, and public events. We also maintain local access points. These include our Beatty community office in the US, which is staffed by personnel recruited from local communities, to facilitate information sharing and receive community feedback on the Nevada project.

Key engagement themes during the year included local employment and procurement opportunities, the selection and implementation of community development projects, ASM and illegal mining activities, rights, land access and resettlement, grievance resolution and community safety. Engagement with government authorities at local, regional and national levels remained central to aligning community initiatives with broader development plans.

In 2025, we continued to implement our social licence to operate assessment matrix, which actively monitors key metrics and indicators used to measure levels of social acceptance across all operations in the Group. Social licence to operate assessments were conducted across the group as part of the Combined Assurance Reviews under the oversight of Group Internal Audit. These assessments monitor key social licence to operate performance indicators that are closely linked to Human Rights considerations, including business disruptions, stakeholder complaints and grievances, litigation and regulatory interventions, strategic partnerships and collaborations, and public and media perception. The results enable us to map our operations and sites according to performance scores, ensuring responsible operations and sustaining stakeholder trust. Notably, none of our sites were rated as social licence to operate withdrawn during this reporting period, reflecting our strong commitment to maintaining our social licence to operate.

To ensure continuous improvement of our systems, an independent external review of the social licence to operate assessment matrix was completed during the year, with implementation of recommendations planned for 2026. The review identified opportunities to strengthen how social acceptance, legitimacy and trust levels are tracked and measured within our host communities.

To complement internal assessments, the Company undertakes independent community perception surveys at selected operations. During 2025, perception surveys were conducted at our operations in Brazil and Geita and at the Quebradona project in Colombia. These surveys assessed community views on trust, legitimacy, communication effectiveness and perceived impacts, providing objective insights into social performance and enabling management to target interventions more effectively. During 2025, we also conducted an independent analysis of our perception survey reports and will implement the recommendations in 2026 and beyond.


AngloGold Ashanti Social Licence to Operate Assessment
Levels of performance
Contributor
Recognised by all internal and external stakeholders as a company contributing to social upliftment and common good
3
High level of trust by the community
Social licence to operate maintained
Approval
Evidence of partnership / collaboration with communities / government
5
Adequate level of trust by the community
Social licence to operate obtained
Tolerated
2
Tolerated but not trusted by the community
Obtaining social licence to operate or social licence to operate is being revoked
Withheld/Withdrawal
0
Not trusted by the community
Do not have social licence to operate or social licence to operate has been revoked
Number of AngloGold Ashanti sites:
Ratings
Contributor 91-100
Approval 61-90
Tolerated 31-60
Witheld / Withdrawal 0-30

Supporting community resilience and the rights of indigenous people *continued*

Effective socio-economic contributions

We are committed to delivering tangible, shared benefits from mining to our host communities and governments through partnerships that drive positive social and economic outcomes.

Our social investment approach, guided by the Socio-economic development standard, focuses on generating sustainable, inclusive outcomes by supporting development priorities most material to our business, partners and stakeholders. Community investment expenditure for 2025 amounted to $27.25m (FY24: $20.56m), supporting programmes aligned with our social value priorities.

Community investment spend focus areas (2025)


49%
12%
11%
6%
6%
4%
4%
4%
2%
2%
Social Infrastructure
Health
Education
Specified Contributions
Social Welfare and Donations
Sports, Arts, and Culture
Enterprise Development
Small Medium Enterprises
Training and Skills Development
Environment

Education

Education remains a Group-wide priority with every site advancing initiatives to improve access and elevate the standard of education within local learning institutions. Key projects included awarding bursaries and scholarships, construction and refurbishment of schools, provision of learning material and training of teachers. Through these initiatives, we aim to empower children and youth, build capacity and support the development of resilient communities. The Rosebank office in South Africa continued its partnership with PROTEC, an organisation delivering a STEM focused programme. The 2023 programme cohort completed matriculation in 2025 with a 100% pass rate, demonstrating the effectiveness of the initiative.

In addition, our Obuasi mine in Ghana constructed and handed over a Robotics Centre at the Obuasi Senior High Technical School, supporting problem solving, innovation, engineering, coding and future-focused learning.

Health

Strengthening health systems and improving access to quality healthcare remains a key priority. The resilience and economic growth of our host communities depend on healthy populations and mental wellbeing support productive communities. In 2025, various health facilities were constructed and refurbished alongside targeted training to strengthen the capacity of healthcare service providers. Additional projects included the purchase of medical equipment, medical supplies and implementation of health related campaigns.

Malaria prevention programmes continued to be implemented at our Obuasi and Iduapriem sites, where malaria prevalence remains high. During the reporting period, the programme was extended to Siguiri, with significant progress made in protecting local communities from malaria. In Ghana, the AGA–Obuasi–Global Fund–Ghana Health Services partnership expanded malaria protection across 16 districts and 45 correctional facilities in Ghana, reaching over 100,000 households and more than one million people.

Training and skills development

Training and skills development are central to building sustainable livelihoods, promoting inclusive growth and strengthening long-term economic resilience within host and local communities. Our mines implemented a variety of programmes which included capacity building for youth, women, municipality agents and local community groups. Various training programmes were also offered across the Group, including, but not limited to, Adult Basic Education and Training (ABET) literacy, tailoring and hairdressing skills development training for 221 women in Siguiri; 590 teachers trained in the common core programme and supervisory skills by the Obuasi mine; and 70 youth enrolled in a Youth and Girls' Apprenticeship Programme by the Iduapriem mine.

Social infrastructure

49% of our contributions was allocated to social infrastructure initiatives aligned with assessed community needs, reinforcing essential services and infrastructure in our host communities. Siguiri mine constructed the Fatoya soccer pitch, which serves a population of 15,000 people. Geita constructed the Nyakabale bridge, which provides easier access to Geita town for communities, and refurbished the Bwanga bus stop to enhance transport efficiency and revenue collection. The mine also installed solar-powered streetlights in Masumbwe town to improve safety and mobility. Our Sukari mine upgraded roads to address and improve community safety. The mine also established water wells in Wadi El Gemal protectorate to support environmental conservation.

Enterprise development

Our Enterprise Development programmes focused on creating sustainable livelihoods and strengthening the capacity of community based groups with a particular focus on women and youth. Along with our support for small and medium enterprises (SMEs), these programmes contribute to job creation, promote economic diversification and strengthen local content in our value chain.

Our Quebradona project in Colombia partnered with the Medellín Chamber of Commerce to implement a five phase programme to develop local entrepreneurs. In 2025, 90 local entrepreneurs participated in the programme, which focused on capacity building, facilitating market access and funding opportunities.

The Cerro Vanguardia and Obuasi mines continued to disburse loans to SMEs in 2025. Through Obuasi mine's partnership with ABSA, loans were disbursed to 26 SMEs, strengthening access to finance and business sustainability. Siguiri mine supported 14 women's groups through a soap making initiative, benefitting approximately 600 people. In addition, the mine procured farming equipment for three cooperatives supporting 1,457 farmers participating in the market garden project, with a further four tractors purchased to strengthen productivity among 406 cereal farmers.

Sports, arts and culture

Vibrant, resilient communities are sustained through meaningful investment in sports, arts and culture, supporting creativity, enhancing physical and mental wellbeing and strengthening social cohesion. In Brazil, our AngloGold Ashanti Memory Centre continues to attract thousands of visitors annually, preserving and showcasing Nova Lima's mining heritage. Following approval from the National Institute of Historic and Artistic Heritage (IPHAN), we have started an archaeological heritage management programme and construction phase at the Nova Vila project involving repurposing former mining areas to form a dynamic, mixed-used community precinct.

The Australia BU entered into a three-year partnership with the Goldfields Aboriginal Language Centre in Kalgoorlie, Western Australia, to revitalise, preserve and promote Aboriginal languages and cultural knowledge in the region. In 2025, we formalised agreements across our jurisdictions to support local sports clubs and cultural institutions including dance schools, indigenous music initiatives and community festivals such as the Patagonian Youth Folklore Festival, and the Festival of Collectivities.

Humanitarian efforts and volunteering

In line with our corporate social responsibility priorities, we promote employee participation in community upliftment initiatives through structured volunteer programmes. This strengthens community ties and enhances employee engagement. Over 2,900 employees from Geita, Iduapriem, Obuasi, Australia, Brazil, Quebradona and the Nevada projects participated in nine social initiatives benefiting approximately 27,600 community members. Volunteers supported food distribution projects, tree planting, clean-up campaigns, children's festivals, Christmas drives, innovation, youth mentorship programmes and awareness campaigns addressing gender-based violence, cyberbullying and digital violence. The Geita mine's Kili Challenge, an annual volunteer

Supporting community resilience and the rights of indigenous people *continued*

programme, involved climbers and bikers raising funds for HIV and AIDS-affected communities in Tanzania. The event, established in 2002, aims to raise awareness and support for those affected by the disease.

Social upliftment

The Company stimulates economic activity in host communities through local procurement, local employment and high-impact community development initiatives. These programmes support regulatory compliance while expanding access to employment opportunities, with 98% of our 2025 workforce drawn from local communities. Contractors are encouraged to source skills and services locally, and we actively support collaboration with host community businesses.

The Company's inclusive procurement practices significantly boost local economic growth, with $5.05 billion spent on local suppliers in 2025 — amounting to 92% of our total procurement. Despite this positive impact, we acknowledge the persistent socio-economic challenges in host communities, including inadequate infrastructure, limited basic services, limited skills and capacity, and insufficient supplier development and funding. We remain committed to working with governments, civic organisations and other stakeholders to develop and strengthen the capabilities and skills of our suppliers, local talent and institutions, ensuring sustained socio-economic development beyond the life of our mines.

Legacy projects

AngloGold Ashanti honours its South African heritage through sustained investment in legacy initiatives.

University of Fort Hare (UFH) — AngloGold Ashanti Legacy Bursary Fund

In December 2025, AngloGold Ashanti committed an additional R24.5m to the University of Fort Hare (UFH) AngloGold Ashanti Legacy Bursary. Originally established to support undergraduate and postgraduate studies in strategic priority areas aligned with the AngloGold Ashanti Research Chair Endowment, the bursary has, since 2024, focused on advancing research and innovation in dairy science and technology. The initiative strengthens human capital in this critical sector, supporting sustainable food security and nutrition while developing the next generation of scientists and technologists. Recipients conduct research under the UFH–AngloGold Ashanti Research Chair, engage with local and international industry partners and contribute to impactful solutions across the dairy value chain, from production to product development.

University of Witwatersrand scholarship project

In its second year, AngloGold Ashanti's scholarship programme with the University of Witwatersrand (Wits) delivered strong academic outcomes, with most 2025 Legacy Scholarship recipients progressing successfully within the mid-to-high achievement bands.

Aligned with national development priorities and the Company's human capital objectives, the programme supports studies across Health Sciences, Engineering and the Built Environment, Science, Commerce, Law, Humanities, and Education, with emphasis on scarce and critical skills. The 2025 cohort comprised predominantly female students, largely from rural and mining-linked communities in South Africa and Lesotho, including 88% undergraduates and 12% postgraduates.

Between 2024 and 2025, students received comprehensive support, including academic bootcamps and writing retreats, leadership and financial literacy training via the Ulwazi LMS, one-on-one coaching, career readiness workshops and job-shadowing and mental health and wellbeing services. Student feedback consistently highlights wraparound support as a defining feature of the programme.

Performance in 2025:

- 121 active scholarship recipients by December 2025
- 91.1% of students met or exceeded the minimum academic progression requirement
- 8.9% (12 of 121 students) did not meet the 55% threshold, all of whom were formally identified as at-risk and received structured support
- 16 students successfully completed qualifications in 2025, inclusive of rollover from the first cohort
- Sustained participation in the wraparound support programmes, with engagement rates exceeding 90% in key developmental interventions

These outcomes confirm both academic accountability and the responsible implementation of a holistic support framework aligned with AngloGold Ashanti's legacy objectives.

Social impact management

Our impact management programmes prioritise the mitigation of operational risks through a transparent grievance process and a structured community relations strategy. This approach is strictly aligned with the IFC Performance Standards, the UNGPs, and ICMM performance expectations. By adhering to these global benchmarks, we ensure our activities respect the livelihoods, cultures, and heritage of the communities in which we operate. In 2025, we continued to strengthen our social risk management processes through a structured approach to risk identification, assessment and mitigation.

Resolving grievances to build trust

Central to our impact management programmes are robust grievance mechanisms that are frequently reviewed to ensure they remain responsive to evolving stakeholder demands. We do not merely seek to mitigate negative consequences; we utilise a formal mitigation hierarchy to avoid, minimise, and restore impacts identified through meaningful engagement. By integrating these insights into our operational decision making, we uphold the highest ethical standards, fostering long-term trust and accountability with all local stakeholders.

We analyse grievance trends to implement preventative measures and improve operational standard operating procedures. Our grievance mechanisms are accessible to all stakeholders, including marginalised groups, and ensure non-retaliation and confidentiality. Our approach is aligned with the IFC, ICMM, and UNGPs regarding access to remedy.

In total, 92 complaints and grievances, from communities and other external stakeholders were lodged in 2025 (2024: 112). These were predominantly related to impacts from mining activities (blasting and dust impacts) and land compensation claims. Of the grievances, 96% (2024: 93%) were resolved by year end. Certain complaints and grievances require some time to resolve, particularly when third parties are required to participate in their resolution. Complaints, grievances, and community incidents are captured and managed on our iSIMS platform, which records impacts, the outcomes of investigations, and mitigating actions.


Sukari, Egypt

Supporting community resilience and the rights of indigenous people *continued*

LA | Grievance Mechanisms

Operation	Number of complaints and grievances received	Number of complaints and grievances unresolved	% of resolved complaints and grievances
Australia	1	0	**100%**
Iduapriem (Ghana)	9	2	**78%**
Obuasi (Ghana)	5	1	**80%**
Geita (Tanzania)	7	0	**100%**
Siguiri (Guinea)	11	1	**91%**
Cerro Vanguardia (Argentina)	1	0	**100%**
AGA Mineração (Brazil)	53	0	**100%**
Serra Grande (Brazil)	1	0	**100%**
Nevada Projects (USA)	2	0	**100%**
Sukari (Egypt)	2	0	**100%**

Breakdown of complaints and grievances 2025


27
19
9
8
15
4
3
3
2
1
1
Environmental Impacts (dust, water, chemical and mud spills)
Traffic /Access
Damage to Property /Roads
Livelihood Impact
Blasting Impacts (structural damage, noise & vibration)
Local Content
Land Access
Compensation Claims
Tailings Dam
Mine Closure
Misconduct

Community incidents

We maintain a standardised community incidents management matrix to categorise events based on their impact on community livelihoods, human rights, and operational continuity. By tracking incidents through this lens, we ensure that any disruption — whether affecting the community's wellbeing or our own services — is met with a proportionate and transparent remediation plan. This structured response allows us to integrate real-time feedback into our operational decision making, fostering long-term trust and accountability.

In 2025, 30 community incidents were reported (34: FY24). Incidents are systematically tracked and analysed to identify recurring risks, social tensions, and potential human rights impacts, ensuring proactive mitigation. Most community incidents occurred near our African and South American operations. Our incident management protocols are critical to our social impact strategy, utilising root-cause analysis to minimise recurrence and drive operational improvement. We maintain a multi-stakeholder response framework, proactively collaborating with community leaders and local authorities to ensure transparent, shared accountability in every resolution.

Responsible land access and resettlement

Land is recognised as a vital resource for communities, deeply intertwined with their cultures, traditions and livelihoods. Responsible land acquisition is prioritised, respecting affected rights and adhering to laws and international standards, including the IFC Performance Standard 5. Resettlements are undertaken as a last resort, focusing on empowering communities to make informed choices and alleviating negative impacts. The Land Access and Resettlement Standard guides this process, necessitating the creation of Resettlement Action Plans and Livelihood Restoration Plans by specialised resettlement consultants with stakeholder involvement to address displacement and economic effects.

Land-related actions and developments in 2025 included:

Ghana: Iduapriem

The implementation of the Teberebie Resettlement Project continued through 2025, with compensation payments to Project Affected Persons (PAPs) in progress. While relocation has been delayed by localised community leadership disputes including the location of the resettlement sites, the mine has proactively engaged in a multi-stakeholder mediation process involving community leaders, local authorities, and regulators to achieve a consensus-based resolution and resume the project timeline.

Ghana: Obuasi

The Binsere Relocation and DTSF land acquisition initiatives, which commenced in 2025, form part of our community safety risk-reduction programme, focused on acquiring land and relocating households from areas of potential operational impact to protect their long-term wellbeing. To guarantee compliance with international best practices, a moratorium has been declared for the required land, and professional resettlement consultants have been recruited to conduct detailed socio-economic baseline studies, establishing a solid data basis for the resettlement action plan (RAP).

Guinea: Siguiri

Implementation of the 2024 Area 1 resettlement agreement — facilitated by IFC-led mediation — continues. All settlement fees have been disbursed, supporting the establishment of the Area 1 Sustainable Development Fund. We continued to comply with the mediated agreement through the settlement of all compensation obligations to PAPs during the year. This demonstrates our commitment to fair, transparent and timely remedy processes.

In Siguiri, the Block 3 land acquisition programme progressed along with compensation for areas required for infrastructure development, the Block 3 haul road, and the project's exclusion zones.

Tanzania: Geita

Following government approval of the Geita Land Use Management Plan, we successfully completed the acquisition of land in the Samina East area. This process included the respectful relocation of 59 graves in accordance with local cultural protocols. Leveraging a 2025 social survey, we are now conducting feasibility studies to integrate future land requirements with sustainable community development needs.

Land acquisition planning for the Nyakabale, Nyamalembo, Manga, and Samina villages officially commenced during the year, following the strategic recommendations from the Geita Land Use Management Plan drafted in co-ordination with local authorities. To ensure a fair and transparent compensation framework, a professional land valuation firm has been retained to carry out field valuations. This process is being managed with a focus on regulatory compliance and stakeholder equity, with the final valuation report and compensation schedule expected in 2026.

USA: Nevada Projects

The land acquisition process for the employee-only RV facility at Boulder Ridge Mobile Home Park was initiated in 2025, involving representatives from legal and regulatory authorities as well as affected stakeholders. Four households have been identified for relocation in accordance with the Park Closure Agreement, with all PAPs eligible for full relocation reimbursement, hardship payments, rental options with financial support, and compensation

Supporting community resilience and the rights of indigenous people *continued*

aligned to their selected relocation options. As part of the baseline data-gathering process, PAPs completed the Resident Relocation Plan Information Form, supported by a resettlement specialist consulting firm and undertaken under the auspices of Nye County.

Preservation of cultural heritage and sacred sites

Cultural heritage preservation is a core component of our social licence to operate and regulatory compliance framework. We employ rigorous identification and protection protocols for archaeological, historical, and intangible heritage to prevent irreparable damage to local identities and mitigate social risk. By integrating heritage management into our Long-term Mine Closure and Sustainable Land Use strategies, we ensure that the cultural integrity of our host communities is preserved throughout and beyond the life of the mine in line with the IFC Performance Standard 8. As a member of the ICMM, we have voluntarily committed to not mine or prospect in world heritage sites. This is echoed in our Cultural Heritage and Sacred Sites Standard, which lays out key requirements to ensure best practice is employed in the protection of cultural heritage and sacred sites.

Cultural and heritage undertakings in 2025 are as follows:

Australia

We continue to prioritise the Cultural Heritage surveys that are undertaken in consultation with the Native Title holders to support our operations and exploration activities in Australia, with more surveys planned for both the Sunrise Dam and Tropicana mines. AngloGold Ashanti continued to support the Laverton Cross Cultural Association, a not-for-profit organisation dedicated to encouraging cultural understanding, supporting community programmes and promoting Aboriginal art.

Brazil

The AngloGold Ashanti Memory Centre, remained a central hub for heritage engagement in 2025, hosting 1,759 visitors for educational and cultural activities. We also initiated a collaborative partnership with the 'Solidarians' — a stakeholder group dedicated to the English Cemetery. This initiative focused on specialised tomb restoration, interpretive signage, and site maintenance. We also progressed the redevelopment of the Mingu Shaft through a participatory design process. By engaging the local community to define the property's future use, we ensure that post-mining land use creates lasting social value and preserves the historical identity of our host regions.

Geita, Tanzania

The grave relocation project for Samina East and Nyamalembo was successfully concluded during 2025, with 58 graves relocated in strict accordance with the official gazette issued by the Permanent Secretary of the Ministry of Lands, Housing, and Human Settlements Development. To ensure the process met international best practices and respected local sensitivities, the relocation was conducted in formal consultation with the Registration, Insolvency and Trusteeship Agency (RITA) and was meticulously overseen by specialised land access and cultural heritage consultants.

Siguiri, Guinea

Prior to the commencement of Block 3 mining activities, we completed a comprehensive Cultural Heritage and Sacred Sites survey. This mapping programme included 'ground-truthing' data to verify the presence and location of significant sites within the exclusion zones and haul road corridors.

As part of the Block 2 Heritage Management Plan, we successfully executed a reforestation project at the Allah Kolon Nin Da sacred site in Foulata village. In collaboration with traditional leaders, 107 trees — comprising a strategic mix of exotic and indigenous species (including Gmelina, Tamarin, Baobab, and Lenke) — were planted to restore the site's nutritional, timber, and cultural value.

Additionally, the Block 1 Heritage Management Plan has been finalised following extensive field surveys and is currently awaiting approval from local authorities for implementation.

Partnering with indigenous communities

We respect the rights, interests, cultures and self-determination of indigenous peoples and communities where we operate. We recognise their traditional knowledge systems, deep spiritual and cultural connection to land and natural resources, and the importance of protecting their heritage, identity and livelihoods. Our objective is to build long-term, trust-based relationships founded on respect, transparency and mutual benefit.

Our approach is guided by our Social Management Standard Framework, which incorporates standards on human rights, indigenous peoples, cultural heritage and sacred sites, and complaints and grievance management. These standards align with the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP), IFC Performance Standard 7 on Indigenous Peoples, and ICMM Performance Expectations and Position Statements, including the Indigenous Peoples Position Statement adopted in 2024.

We implement structured processes to identify indigenous peoples and their institutions, honouring their rights and assessing potential impacts of projects on their lands and cultural heritage. For projects affecting these areas, we employ culturally appropriate engagement processes aimed at achieving FPIC. These engagement processes are documented and supported with independent expertise when necessary. If consent cannot be attained, we review the project designs in consultation with the affected communities.

We acknowledge customary land tenure and traditional land-use practices, ensuring they inform land access, compensation, livelihood restoration, and resettlement planning in line with IFC Performance Standards. Cultural heritage and sacred sites are managed through collaborative cultural heritage management plans. Indigenous stakeholders have access to culturally appropriate grievance mechanisms and remedy pathways. Complaints relating to land, cultural heritage, or rights are prioritised and addressed through agreed resolution processes that respect community protocols. Our aim is to ensure effective remedy, restore trust where impacts have occurred, and prevent recurrence.

We support self-determined development by working in partnership with indigenous communities to co-design socio-economic programmes aligned with their priorities. Initiatives may include health, education, employment, supplier development, cultural preservation and enterprise support, with a focus on strengthening long-term resilience beyond the life of mine.

In Australia, we operate on the lands of the Nangannya-ku Native Title Group and the Nyalpa Pirniku Native Title Group, represented by the Barra Parrapi Aboriginal Corporation RNTBC and Wangkatja Tjungula Aboriginal Corporation (RNTBC), respectively. Engagement with recognised Aboriginal Corporations and representative bodies continued, with negotiations initiated in 2023 progressing during the year, focusing on land access, cultural heritage protection, and long-term community development partnerships. In addition, Cultural Heritage surveys were undertaken in consultation with the Native Title holders to support the Australian operations. Additional ethnographic and archaeological surveys at Sunrise Dam and Butcher Well for greenfields exploration activities were completed during the year.

We continue to prioritise strong relationships with landholders in areas where our exploration activities are ongoing. Our Queensland exploration permits are in good standing. We have secured ongoing land access for low-impact field work by meeting directly with landholders and staying compliant with Native Title requirements. Our commitment to the formal Entry Notice process ensures transparent communication and long-term operational stability.

In Egypt, our Sukari mine operates on traditional Bedouin territory. As part of the mine's management plans, we work with local Bedouin families and communities to provide employment, services, community discussions, and social investment opportunities.

Looking ahead

- Roll out the Social Management and Performance Standard and relevant management procedures across the Group
- Strengthen the discipline and maturity of the social performance function
- Enhance and expand existing socio-economic development programmes
- Continue consistent implementation of the Community PSP metric on grievance management
- Refine the Group's risk management system to improve overall social performance
- Launch the revamped Community Information Management System to improve data quality and decision making

Supporting community resilience and the rights of indigenous people *continued*

Case study

Applying FAP methodology to socio-economic development plans to ensure local ownership and value creation

AngloGold Ashanti's FAP team works with sites using a structured methodology where each site identifies key opportunities, prioritising initiatives that can be implemented quickly alongside sustainable long-term solutions. This ensures initiatives are locally owned and effectively prioritised to drive sustainable value creation.

The FAP programme is AngloGold Ashanti's asset-optimisation initiative designed to drive improvements in performance, costs and productivity across all our operations. We want to ensure each mine is operating as close as possible to its maximum sustainable output and efficiency.

Reflecting AngloGold Ashanti's core values of excellence and collaboration, the FAP programme facilitates global sharing of employee testimonials and case studies, creating a repository of best practice that inspires a cross-site approach to operational and social challenges while delivering measurable Company performance improvements.

All initiatives follow consistent FAP principles including local ownership through multi-stakeholder committees, data-driven decision making with trials and baselines and structured monitoring systems that replace ad hoc community initiatives with sustainable, measurable outcomes.

The approach systematically applies proven methodologies that have been tested at other AngloGold Ashanti operations, while incorporating social partners and technology advisors to accelerate implementation and reduce risk.

Extending the FAP methodology to the Socio-Economic Development Plan at Siguiri in Guinea has transformed operational improvement across a number of platforms spanning health, water, education, livelihoods, and energy.

- **Educational capacity building initiative:** The FAP methodology is driving comprehensive adult education and training programmes at Siguiri, including numerical and literacy training for staff, upskilling local teachers and training facilities, with site assessments completed for 100 English and 2,000 French candidates and training programmes developed for approval.
- **Strategic scholarship investment:** Through an opportunity identified by the FAP methodology, a Community Scholarship Scheme was set up to provide full funding for five high-potential students from the Siguiri region to attend Wits University (including a one-year bridging course) in Johannesburg, South Africa. The scheme is supported by a multi-stakeholder selection committee and incorporates a comprehensive mentoring system for successful transition, demonstrating the programme's commitment to long-term human capital development and educational advancement in local communities.
- **Biomass value chain development:** Through structured community engagement, FAP facilitated a biomass trial-farming contract with NGO partner Avoder to establish 10 hectares of trial plots, testing crop performance across seasons and generating data for a planned biogas plant while utilising previously compensated areas and local labour.
- **Data-driven malaria control strategy:** The initiation of a three-year malaria programme at Siguiri leverages Obuasi's proven model, scaling from 14 to 35 plus communities with staged implementation including entomological baselines, new laboratory facilities, and staff expansion from 10 to 160 people by 2027.
- **Mobile healthcare delivery system:** Partnering with the Prefectural Health Department, mobile clinics have reached 1,184 people across initial deployments in Samani and Fatoya, with expansion planned for Boukaria and Balato, serving combined catchments of over 63,000 people through permanent mobile clinic ambulances.
- **Integrated water stewardship strategy:** FAP co-ordinates 35 community water access improvements (25 boreholes across 11 communities, 17 operational), operational wastewater system upgrades with rotating biological contactors, and comprehensive surface/groundwater modelling through what is known as the Delta H partnership.
- **Clean energy transition initiative:** The programme integrates solar, battery energy storage systems (BESS), and biogas solutions. It does this through comprehensive tender evaluation based on net present value, deployment speed, infrastructure investment, and community benefits while aligning with Guinea's national renewable energy policies.


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Addressing artisanal and small-scale mining

Related SDGs

SDG 8 DECENT WORK AND ECONOMIC GROWTH | SDG 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE | SDG 17 PARTNERSHIPS FOR THE GOALS

Material sustainability issues

- Addressing ASM and illegal mining
- Securing our social licence to operate through effective stakeholder engagement and community support
- Respecting human rights and the rights of indigenous people
- Managing nature and biodiversity, including land use, rehabilitation and closure
- Ensuring water security and stewardship

*For more information on principal risks see the **2025 Annual Report***

Principal risks

- Inability to manage interaction with artisanal and small-scale mining (including illegal mining)
- Failure to meet our human rights obligations

Disclosure against standards

GRI 14.13.1:

a. Describe the approach to engaging with ASM operators, and the actions taken by the organisation to support ASM formalization and professionalization efforts.

b. Describe the programs in place to enhance positive impacts or mitigate negative impacts involving ASM, including:
- whether and how the programs incorporate gender considerations
- how engagement with local authorities and communities has informed the programs.

c. If sourcing from artisanal and small-scale mining, describe the policies in place and the process used to identify and assess actual and potential negative impacts.

GRI 14.13.2: List the mine sites where ASM occurs on or in close proximity to the site.

GRI 14.13.3: Report the total number and nature of incidents involving ASM and actions taken.

ICMM Responsible Mining Principle 9.3: Social performance: Collaborate with government, where appropriate, to support improvements in environmental and social practices of local artisanal and small-scale mining (ASM).

WGC Responsible Gold Mining Principle 3.3: Supply chain: We support access to legitimate markets for those ASM who respect applicable legal and regulatory frameworks, who seek to address the environmental, health, human rights and safety challenges often associated with ASM activity, and who, in good faith, seek formalisation.

ASM remains an important economic activity for many communities surrounding our operations.

The substantial rise in gold prices during 2025 has further increased the sector's attractiveness. Globally, ASM currently accounts for an estimated 20% of total annual gold production, an increase from approximately 4% in the 1990s, and provides employment opportunities for millions of individuals engaged directly and indirectly through associated supply chains and services. Yet this expansion has also intensified existing challenges, including safety risks, informality, environmental degradation, and a range of associated social issues such as community tensions, illicit trading, and heightened vulnerabilities for women and youth. These developments reinforce the need for enhanced governance, strengthened engagement, and the promotion of more responsible and sustainable mining practices for ASM operations.

Our commitment

Recognising that ASM is a source of employment and income generation in many countries, we are committed to advancing the formalisation and professionalisation of ASM to reduce its risk to people, environment and our business.

This commitment is backed by our pledge to co-operate with the governments, communities, NGOs and international bodies focused on crafting a co-existence framework promoting safe and sustainable futures for all.

What we measure

	2025	2024
Number of operations/sites adjacent to ASM	9	8
Number of countries across footprint with formalised ASM	2	2
Number of ASM engagements	9	8
Number of co-operation agreements in place with ASM	3	0
Number of livelihood projects	9	8



Quebradona, Colombia

Addressing artisanal and small-scale mining *continued*

Strategic focus areas

- Encouraging greater supply chain transparency
- Working with international organisations, national governments and communities to progress formalisation and professionalisation of ASM
- Seeking ways to work with artisanal miners to promote inclusive growth and economic opportunities

Performance in 2025

ASM and illegal mining remains a major social, environmental and operational risk at some of our operations.

In many gold mining locations, artisanal mining is the most attractive way to make a living. This is particularly so in rural areas, where formal employment opportunities are scarce, and in areas where traditional forms of livelihood, such as agriculture, are no longer viable due to changes in the climate.

According to World Bank estimates, at least 45 million people in 80 countries engage in ASM, with over 315 million active in the informal mining value chain across Latin America, Africa and Asia. The bank estimates that this informal sector contributes about 20% of global gold supply but only 25% to 35% of these miners comply with regulations.

Considering that most activities in the ASM sector are informal and outside of legal frameworks, ASM remains a key material sustainability risk for AngloGold Ashanti with the loss of gold-bearing ore, environmental degradation, the use of dangerous chemicals and human rights violations against vulnerable groups being our primary concern.


ASM Management Framework
Host country regulatory provisions
LEGAL (AngloGold Ashanti support)
Artisanal
Small
ILLEGAL (Law enforcement, collaboration authorities)
Host government
Government-led process
Law enforcement agencies/ authorities
AngloGold Ashanti approach
• Company values
• Broad guidelines
• Critical success factors
Support host country legal ASM co-existence programme/local content/secondary industries
Security of tenement, assets, employees (AngloGold Ashanti licence area)
Country-specific strategies

Risk arising from ASM

Key Risks	AngloGold Ashanti's Mitigation Measures
Operational and Safety	
Infrastructure sabotage (cables, ventilation); unauthorised mine entry; use of illegal explosives	• Integrated Security Management Systems • Physical barriers and site demarcation • Joint concession monitoring
Security and Criminality	
Presence of armed syndicates; 'turf wars' in communities; coercion/bribery of formal employees	• Partnering with national law enforcement • Community based policing • Internal governance controls
Health and Environment	
Mercury/cyanide contamination in residential areas; ground instability (sinkholes) under public roads	• Environmental monitoring • ASM formalisation • Awareness training and capacity building • Partnering with civic organisation
Social and Reputational	
Community protests; loss of social licence to operate; forced and child labour in the value chain	• Alternative livelihood programmes • Engagement and grievance mechanisms • Social impact assessments
Human Rights	
Potential for security force overreach; displacement of artisanal miners	• VPSHR compliance and training programme • Human rights due diligence • Engagement and grievance mechanisms

Overarching principles that guide our approach

- Contribute to the formalisation and regulation of legal ASM, integrated into broader social and economic activities
- Advocate for policy frameworks and practices that foster a viable and sustainable legal ASM sector, collaborating with ICMM and the WGC to enhance industry practices in dealing with ASM
- Consider geological research to identify suitable zones for legal ASM, a consideration applied within broader land access discussions
- Develop programmes to promote the transfer of knowledge, skills and technologies to the legal ASM sector, with a particular focus on safety and environmental practices
- Identify potentially viable legal ASM operations for targeted support, aiming to

Addressing artisanal and small-scale mining *continued*

enhance access to markets, better mining technology, and mercury-free processing methods
- Promote downstream value addition in legal ASM, supporting inclusive growth and economic activities
- Contribute to the development and strengthening of legal ASM associations, providing an interface for meaningful engagement with the sector

Management and formalisation

ASM activities increased in 2025 as climbing gold prices offered a stronger financial incentive to increase mining production. While the risks associated with unregulated ASM and illegal mining on, or around, our tenements are mostly not within our direct control, our sites are guided by our ASM Management Standard.

The objective of the ASM Management Standard is to ensure that where ASM is present in our tenement or lease areas, site specific procedure and plans are developed and implemented. Premised on legal provisions and the socio-economic context of the host countries, these plans aim to reduce the negative safety, security, environmental and impact of informal mining activities while promoting the development of orderly, viable ASM sectors in collaboration with host communities and governments.

The UN estimates that ASM is the largest source of mercury pollution globally, releasing approximately 838 tonnes of mercury into the environment each year. Studies show mercury contamination in water bodies near illegal mining sites often exceeds WHO safety standards by up to 500 times, making it unsafe for human consumption, even washing or irrigating crops.

A structured co-existence framework supports the sustainability of the ASM sector through capacity building and access to cleaner, more efficient technologies, while reducing key environmental impacts such as cyanide pollution, soil disturbances and deforestation.

Supporting formalisation and government interventions

Our work with international organisations, national governments and communities to progress the formalisation of ASM remains a core focus as we look to transform this unregulated challenge into an opportunity for community and sustainable development.

During 2025, Ghana and Tanzania moved to capture more of this informal production in the official net, which could improve state regulation and oversight. Recognising ASM as one of the great challenges for society, the Ghanaian government has set aside significant political, financial and human resources to find ways of integrating artisanal miners into the formal economy. The integration of the ASM sector into economies should improve supply chain transparency and curb illicit trade.

The government of Ghana is advancing a policy-led approach to formalise the ASM sector, overseen by the Minister for Lands and Natural Resources through the Community Cooperative Mining Scheme. In this context, the minister has encouraged large-scale mining companies to facilitate access to prospective land for regulated ASM activity. In Obuasi, a technically feasible land area of approximately 1 km^2 at Kokoteasua has been identified for allocation under the Government's Responsible Cooperative Mining and Skills Ghana Development Programme. The programme is aimed at promoting responsible ASM mining and is carried out in partnership with the Minerals Commission, the Responsible Cooperative Mining and Skills Development campaign, the Ghana National Association of Small-scale Miners, and ASM member groups.

In Guinea, a multi-stakeholder engagement forum on ASM-related injuries and fatalities has also been established in Siguiri to enhance community awareness, strengthen safety education, and proactively address risks to local communities. As part of our commitment to the formalisation and development of a responsible ASM framework, we remain an active participant in a multi-stakeholder partnership with the government of Guinea, the United Nations Environment Programme, and other key stakeholders.

We are watching with interest the promising multi-stakeholder partnership initiative led by the World Bank, the World Gold Council and the government in neighbouring Cote D'Ivoire. This is well financed, well-conceived, and will hopefully create a route map for similar initiatives.

ASM and illegal mining remains a major social risk across the Group. Third-party fatalities from illegal mining activities on mine concessions and non-active operational areas continued on an upward trend in 2025, demonstrating the sharp increase in ASM amid record gold prices.

More community fatalities were reported during the year, and most of these events were related to ASM activities that usually lead to fall of ground. 88 community fatalities were reported during 2025, and most of these were in Siguiri due to fall of ground incidents at the unsafe illegal mining sites across the concession.

At Obuasi, the growing challenge presented by illegal mining, particularly in the context of record prices, was evident in the first quarter when illegal miners attempting to breach the perimeter of the Obuasi concession fired on public security personnel at the scene. Tragically, nine of the illegal miners lost their lives and 14 were injured when military personnel returned fire. While AngloGold Ashanti security staff were not involved in the incident, an intensive programme of stakeholder outreach followed, with engagements held with local faith and traditional leaders, government and members of local communities to help address the underlying drivers of these incidents. AngloGold Ashanti actively supported and co-operated fully with investigations by local and national authorities, and also offered humanitarian assistance to those affected.

Looking ahead

In 2026, we intend to:
- Continue to support the institutionalisation of end-to-end traceability to ensure a transparent, conflict-free supply chain aligned with international standards
- Continue the partnership with governments and NGOs to transition ASM into a regulated, professional, and safe industry
- Shift from defensive security to proactive governance, reducing operational risk and criminal influence
- Drive shared value through livelihood diversification and economic opportunities for community members
- Support the reduction of environmental and health hazards through capacity building and professionalised mining standards



Obuasi, Ghana

Respecting human rights

Related SDGs

SDG 8 DECENT WORK AND ECONOMIC GROWTH

SDG 16 PEACE, JUSTICE AND STRONG INSTITUTIONS

Material sustainability issues

- Respecting human rights and the rights of indigenous people
- Securing and maintaining regulatory compliance, including environmental licences and permits
- Upholding business ethics and transparency

For more information on principal risks see the ***2025 Annual Report***

Principal risks

- Failure to maintain social licence to operate
- Failure to meet our human rights obligations
- Failure to maintain sufficient resilience to external financial drivers

Disclosure against standards

GRI 408-1: Operations and suppliers at significant risk for incidents of child labor

GRI 409-1: Operations and suppliers at significant risk for incidents of forced or compulsory labor

GRI 410-1: Security personnel trained in human rights policies or procedures

SASB EM-MM-210.1: Percentage of (1) proven and (2) probable mineral reserves in or near areas of conflict

SASB EM-210a.2: Percentage of (1) proven and (2) probable mineral reserves in or near indigenous land

SASB EM-MM-210a.3: Discussion of engagement processes and due diligence practices with respect to human rights, indigenous rights, and operation in areas of conflict

ICMM SERF Indicator 3: Human rights: Respect human rights and the interests, cultures, customs and values of employees and communities affected by our activities.

ICMM Responsible Mining Principle 3: Human rights: Respect human rights and the interests, cultures, customs and values of workers, communities, and other vulnerable groups who may be affected by our activities.

WGC Responsible Gold Mining Principle 5: Human rights and conflict: We will respect the human rights of our workforce, affected communities and all those people with whom we interact.

AngloGold Ashanti has an unwavering commitment to respecting human rights across every aspect of its business.

We do not tolerate rights abuses in any form, and it is paramount that our employees, contractors and supply chain understand what must be done to protect human rights and what steps must be taken to remedy any violations.

As a company operating in complex and dynamic environments, we recognise that the success and sustainability of our business depend on the strength of our relationships with the people and communities we impact. We understand that responsible corporate conduct requires more than compliance — it demands proactive stewardship, ethical leadership, and a deep respect for the rights and dignity of all stakeholders. It is in this context that we reaffirm our principled commitment to human rights and the rights of indigenous peoples.

We act with integrity and work with governments, NGOs and communities to co-design sustainable solutions.

91%

Sites conducted HRDD processes

What we measure

	2025	2024
Reported human rights incidents under VPSHR	1	0
Human rights allegations under VPSHR	1	2
RA | Percentage of Security personnel who received formal training in human rights policies	100%	100%
RA | Percentage of new suppliers screened using human rights criteria	76%	77%
Proven and Probable Mineral Reserve in or near areas of conflict	0	0
Sites conducted human rights due diligence processes in 2025	91%	100%
RA | Total number of operations that have been subject to human rights reviews and/or impact assessments	10	10
Operations and suppliers at significant risk for incidents of child labour	0	0
Operations and suppliers at significant risk for incidents of forced or compulsory labour	0	0

Respecting human rights *continued*

Our commitment

AngloGold Ashanti is firmly committed to respecting and promoting human rights across all our operations, supply chains, and business relationships. Guided by the UNGPs and aligned with international standards, we integrate human rights due diligence into strategic decision making, risk management, and daily operational practice. We recognise that safeguarding the dignity, safety, and wellbeing of all individuals connected to our activities is not only a legal and ethical imperative but also a foundation for operational excellence, resilience, and long-term value creation. Our approach emphasises transparency, accountability, and continuous improvement, ensuring that our actions consistently reflect our stated commitments.

We continuously work to understand and mitigate impacts on indigenous communities, protect cultural and environmental values, and create opportunities for shared benefit. By honouring these principles, we strengthen our social licence to operate and contribute to sustainable, inclusive development in the regions where we work.

Strategic focus areas

- Strengthening the human rights due diligence process and reinforcing the Company's social licence to operate, focusing on sharpening risk prioritisation, embedding stronger expectations for contractors and suppliers, and ensuring clearer alignment with international human rights and humanitarian law
- Refining the implementation of our prevention of modern slavery commitments in conjunction with the supply chain function, especially the assessment of high-risk suppliers through a credible third-party service provider
- Embedding training and awareness efforts across the business in the form of online training, media, communication and attendance of in-country and international human rights events
- Supporting the implementation of the ICMM's Position Statement on Indigenous People

Performance in 2025

AngloGold Ashanti's values are underpinned by respect for human rights. This is reflected in the way we do business and enshrined in our Sustainability Policy and Human Rights Standard, and is embedded in the business through the application of our Human Rights Governance Framework, which is aligned with the UNGPs and the VPSHR.

Our approach integrates HRDD with social licence to operate assessments to ensure a comprehensive understanding of community impacts and expectations. A central component of this process is the strength of site-level grievance mechanisms — specifically, their accessibility, functionality, and the consistency of feedback and resolution.

We evaluate not only whether communities can raise concerns easily, but also whether responses are timely, transparent, and agreed upon with affected stakeholders. Insights from complaints and grievances are used to identify emerging human rights risks, assess the adequacy of mitigation measures, and guide management action where recurring issues arise.

Grievance volumes and closure rates form part of our social licence to operate metrics, helping to evaluate trust, performance, and responsiveness at each site. This integrated approach has already delivered measurable improvements — for example, at Siguiri, where persistent dust-related grievances highlighted shortcomings in mitigation lead to the adoption of dust-a-side technology that significantly reduced community concerns. Lessons from such interventions are shared across the Group to continuously strengthen our HRDD and social licence to operate systems.

This approach is inclusive of management standards incorporating cultural heritage and sacred sites management. Reflecting our broader commitment to ethical and sustainable business practices, this framework strengthens Company approaches to upholding the rights of indigenous peoples by encouraging meaningful engagement and support for fair and equitable participation in the development of mining projects on their lands and territories.

During 2025, we continued to embed the human rights framework. Security and HRDD compliance follow-up assessments, focusing on gaps identified during the 2024 combined assurance process, were completed at all our operations, except for the Sukari mine.

The Security and Human Rights integration plan for Sukari was completed in 2025, which included compliance self-assessments against the AngloGold Ashanti standards, and a Group-level review will be conducted in April 2026.

A revitalised Human Rights Working Group (HuRiWG), including representatives from all sites kicked off in Q1 2025, with the primary objective to fast track the embedding of the Human Rights framework, and to enable a platform for raising awareness, sharing and learning across the business.

The fifth edition of the annual AngloGold Ashanti *Modern Slavery* statement was approved by the Board and subsequently published for internal and external consumption, after submission to the Australian Border Force (ABF) as per Australian and UK legislative requirements during 2025.

The development of new fit-for-purpose online training material for security and human rights was developed during the year and launched at the end of November 2025.

Respecting human rights *continued*

Human rights due diligence

A comprehensive desktop review of AngloGold Ashanti's HRDD and social licence to operate tools and processes was conducted in 2025 in response to heightened scrutiny of the mining sector's human rights and community engagement practices. The review, conducted by a Switzerland-based global third party, identified best practices, gaps, and opportunities to strengthen alignment with international standards.

The twelve key recommendations focus on enhancing human rights due diligence and reinforcing the Company's social licence to operate through targeted improvements across policy, governance, engagement, and operations. Priorities include sharper risk prioritisation, stronger expectations for contractors and suppliers, and clearer alignment with international human rights and humanitarian law. Enhancements to standards and tools — including community engagement, ASM interactions, grievance management, conflict analysis, and social cohesion — will support more consistent, rights-compatible decision making across sites. Collectively, these measures will strengthen early risk detection, build community capacity and promote a more coherent, enterprise-wide approach to managing conflict-affected and high-risk contexts.

Human Rights Framework

These five pillars of our Human Rights Framework guide us in the work we do to respect human rights across every aspect of our business.

Risk management	Human rights risks are integrated into our broader risk management process to help to ensure that sustainability risks are properly represented and managed. We understand that human rights risks relate to the rights of all human beings to being treated with dignity, without discrimination, whatever their nationality, place of residence, sex, national or ethnic origin, colour, religion, language or other status.
Training and communications	Ensure that all employees, contractors, supply chain and communities have an understanding of AngloGold Ashanti's commitment to respecting human rights, and key messages across Group, BU and operational levels must be advocated and supported by all.
Grievance mechanisms	Aligned to international norms and standards, our AngloGold Ashanti grievance mechanism standards and procedures are central to the HuRi Framework. All aspects of our work are continuously monitored and refined to ensure respect for human rights and all reasonable and fair access to redress/remedy is provided.
Supply chain	Tangible steps to guard against and eliminate issues related to human rights impacts and modern slavery in our supply chain forms an integral part of our firm commitment to respect human rights.
Engagement	An integrated, inclusive stakeholder engagement process (internal and external) across the project life cycle is a cornerstone of the HuRi framework, to help to ensure all potential human rights risks are identified and appropriately addressed.

Security and human rights

With our commitment to the VPSHR at the core of our security strategy, our security measures are implemented to help ensure that our people are always protected and feel safe, and that our assets and facilities are protected, thereby minimising the potential for harm or loss arising from security breaches.

In 2025, we built on the 2024 rollout of our revised Group Security Standard by establishing site-specific security plans. While the Standard outlines how we should anticipate, identify, interpret and monitor security risks at all our locations, the site-specific plans carry detailed proactive prevention, response and contingency strategies. These strategies cover potential security breaches, and regional and local issues that affect the security and safety of our people and assets, with due consideration of security threats and associated risk.

A VPSHR-related incident occurred at Geita, involving two private security officers who used unnecessary force against a deforester attempting to flee the area. An internal investigation confirmed that the officers struck the individual with sticks leading to minor injuries. Both officers were terminated and our zero-tolerance approach to any unnecessary, and/or unjustified use of force, was reiterated with all security service providers.

Assessing our supply chain

AngloGold Ashanti remains committed to continuous improvement and transparency in human rights and supply chain due diligence. We aim to align disclosures with global best practices, including the UNGPs Reporting Framework and emerging regulatory requirements.

Our focus on refining the implementation of our principles on human rights and modern slavery included third-party assessment of high-risk suppliers.

In mid 2025, we engaged an independent third-party specialist to assess 500 high-risk suppliers on a continuous monitoring basis and to assess 7,500 suppliers annually. We are investigating options to expand the supplier risk screening to all suppliers in the future.

High-risk suppliers are identified by spend value, service type, associated environmental risks, whether work is carried out underground or at height, and the handling of confidential information.

These third-party assessments supplement the supplier checks conducted through the Supplier Self-Assessment Questionnaire process. The review focused on suppliers identified through AngloGold Ashanti's risk screening, particularly those operating in sectors and geographies with elevated exposure to forced labour and human rights risks. The process applies internationally recognised frameworks and leading risk intelligence tools such as Dun & Bradstreet, Inoxico, Creditsafe, Credit Watch, Security Scorecard, and Dow Jones. It included comprehensive document reviews and interviews.

The reviews monitored key risk indicators across multiple dimensions, including adverse media coverage, financial risk, cybersecurity, ESG performance, sanctions, and politically exposed

Respecting human rights *continued*

persons. To ensure a balanced evaluation, a weight was assigned to each risk category.

This weighted scoring system ranks suppliers on a risk scale of high risk, medium to high risk, medium risk, and low risk. Based on this classification, AngloGold Ashanti determines an appropriate engagement approach, including mitigation measures and follow-up actions.

Given the scale of vendors included in the enhanced market intelligence risk monitoring process and the effort required to implement the evaluation tool, the phased approach prioritised the 596 high-risk vendors in 2025. By year end, 453 had been evaluated (see page *78* for more detail).

Grievances

We rely on credible and appropriate grievance mechanisms implemented to apply the UNGP's protect, respect and remedy framework. These grievance mechanisms are managed by trained grievance officers and independent third parties, offering our stakeholders multiple channels to report concerns or suspected human rights, bribery or unethical transgressions.

A total of 92 (2024: 112) community grievances were received in 2025. Most of these related to mine-related noise and dust, encroachments and compensation concerns across the Group. The Group handled just one grievance regarding indigenous people's rights in relation to Native Title negotiations. The issue was investigated and resolved within the Group's 45-day deadline.

All grievances are investigated, assessed and remediated wherever appropriate. By year end, 96% (2024: 93%) of grievances were resolved. For detail on the number of community incidents reported in 2025 see our section on Supporting Community Resilience, page *38*.

AngloGold Ashanti engages with a broad section of community members and their leadership, including traditional leaders, local and national governments, women's groups, youth and people with disabilities, civil society, indigenous communities, vulnerable groups and human rights defenders in and around our operational areas. By integrating our Social Management Framework with localised engagement strategies, we ensure that all activities are aligned with FPIC principles, fostering transparency and mutual respect with Indigenous communities. Further details can be found in the Stakeholder Engagement section, page *38*.

Human rights and indigenous peoples

AngloGold Ashanti seeks to minimise adverse impacts from its activities while fostering respect, dignity and the culture of indigenous populations.

Mandated by the Management Standard Framework, which is inclusive of the standards on human rights, indigenous people, cultural heritage and sacred sites management, this approach is aligned with the International Finance Corporation's Performance Standard #7 on Indigenous Peoples.

As members of the ICMM, we reaffirmed and reinforced our commitment to respect the rights of indigenous peoples by adopting the council's updated Indigenous Peoples and Mining position statement published in August 2024. To craft a road map towards conformance with the new requirements, a gap analysis was completed in 2025. The gaps detected form part of an assessment of our management standards, which will also take into account the anticipated Consolidated Mining Standard Initiative criteria.

Our Cultural Heritage and Sacred Sites Management Standard supports our undertaking to uphold the rights of indigenous peoples through the preservation and maintenance of land that has cultural significance.

In 2025, the Group made steady progress in managing cultural heritage programmes. These programmes support our aspirations to ensure that we uphold the rights of indigenous peoples. Further details can be found in the Community Resilience section, page *38*.

Looking ahead

- Implementation of recommendations from the third-party assessment to strengthen the human rights due diligence process and reinforce our social licence to operate
- Advance work with the supply chain function to assess high-risk suppliers through a credible third-party service provider
- Embed conflict management practices across the business, aligned with the heightened human rights due diligence requirements of the UNGPs
- Continue to raise awareness of human rights across the business in the form of online training, media, communication and attendance of in-country and international human rights events



Sukari, Egypt

Respecting human rights *continued*

Case study

Human rights as a transformative force for good

AngloGold Ashanti is unwavering in its commitment to human rights. Central to this commitment is the Company's philosophy of doing no harm, which extends to ensuring that human rights are respected by all those who work with us and by promoting human rights adoption and monitoring among our suppliers and communities.

Our approach to human rights governance is outlined in our Human Rights Standard and detailed in our Human Rights Framework through the five pillars of risk management, training, grievance mechanisms, supply chain and engagement. Setting out our policy and guidelines, these apply across disciplines and at every point of the operational life cycle.

Underpinning our commitment to the effective management of human rights risk is the HRDD process, which stands at the centre of our human rights work.

The HRDD process was designed to consider human rights throughout the life cycle of operations while accounting for the risks unique to each location. It considers the impacts of our activities both within the mine fence and across the value chain, identifying potential human rights risk and acting as a mechanism to appropriately prevent, mitigate, and where necessary, take remedial action.

After approval in 2016, baseline assessments were carried out at all operations in 2017 and in the almost ten years since, we have matured the process by measuring progress, gap identification and continuous improvements. Encouragingly, the maturity levels of the multi-disciplinary discussions on potential human rights impacts have been very positive. This is a testament to the priority given to the HRDD process implementation in recent years.

At Group level, we have introduced specific systems allowing us to measure our efforts to mitigate any potential infringements of human rights. We have also taken steps to ensure our employees understand our commitments through human rights training.

In 2025, a comprehensive, external review of our HRDD tools and processes was initiated to identify best practice, deficiencies, opportunities for improvement and alignment with international standards. The findings of this assessment, conducted by TrustWorks Global in Switzerland, will inform a revision of these tools to ensure they are fit for purpose in addressing emerging risks and evolving operational contexts, and include heightened human rights due diligence as applicable.

We are ensuring that we uphold and promote fundamental human rights where we operate. As part of our unwavering commitment to prevent any form of modern slavery, we are strengthening our responsible sourcing programmes. This builds respectful and mutually beneficial partnerships in communities where we operate, with the respect for and promotion of human rights as a transformative force for good.

The Human Rights Due Diligence process

Ongoing HRDD flowchart

1	2	3	4
Accurate identification and verification of actual and potential impacts	Allocate responsibility to appropriate level within existing management structure and processes	Measure effectiveness of responses so that they can be weighed and compared	Effective disclosure, reporting, and feedback


ANGLOGOLDASHANTI
Corrida e Caminhada AGA
MAIS VIVER
Outubro Rosa
Novembro Azul
Transformando suor em saúde.


Entrega de aportes: Acuerdo R.S.E
Fundación Agencia de Desarrollo





Environmental resilience

Environmental stewardship

Related SDGs

SDG 12 RESPONSIBLE CONSUMPTION AND PRODUCTION | SDG 13 CLIMATE ACTION | SDG 15 LIFE ON LAND

Material sustainability issues

- Securing and maintaining regulatory compliance, including environmental licences and permits
- Preparing for and effectively managing risk and emergencies to minimise impacts on people and operations

For more information on principal risks see the ***2025 Annual Report***

Principal risks

- Operational hazards with mass casualty potential
- Adverse regulatory changes (mining rights, fiscal)
- Failure to maintain social licence to operate

Disclosure against standards

GRI 101: Biodiversity 2024

SASB EM-MM-160: Biodiversity Impacts

ICMM Responsible Mining Principle 6.4: Environmental performance: Pursue continual improvement in environmental performance issues, such as water stewardship, energy use and climate change.

WGC Responsible Gold Mining Principle 8: Environmental stewardship: We will ensure that environmental responsibility is at the core of how we work.

Responsible environmental stewardship is integral to our business.

We minimise the impact of our activities through a rigorous governance framework that applies consistent standards to current operations, major expansions, and new projects. Our Sustainability Policy and associated standards mandate a systematic approach to managing environmental risks — including threats to natural resources — while prioritising the proactive reduction of closure liabilities.

We translate these high-level ambitions into action through site-level Environmental Management Systems (EMS) certified to ISO 14001: 2015. Central to our approach is the recognition that every mine operates in a unique setting; our systems are designed to adapt to diverse geological, climatic, and regulatory environments while maintaining strict compliance. Senior operational managers hold accountability for performance, supported by standardised software tools and our internal enterprise risk platform, AuRisk, which provides timely visibility of risk exposure from the site to the enterprise level.

Our focus on environmental performance begins at the design stage. Capital projects incorporate environmental requirements into the earliest development phases to ensure regulatory and internal compliance. To maintain the integrity of this framework, we conduct regular assurance via rotational audits and project stage-gate reviews.

Through our engagement with the CMSI Industry Advisory Group, we are positioned to evolve our internal standards in line with this emerging unified global standard, ensuring our environmental governance remains robust and current.

What we measure

	2025	2024
Reportable environmental incidents recorded	3	1
Moderate-severity environmental incidents recorded	11	8
Minor-severity environmental incidents recorded	223	223
Environmental incident rate/Mt mined	0.85	1.19
Percentage of operating mines are certified to ISO 14001: 2015	100	100
Percentage of operating mines are ICMC certified	92	100
Number of species (in our mining regions) on IUCN Red List species and national conservation list species	52	51
Percentage of operations with biodiversity plans	92%	92%

Environmental incidents (number)

(all severity levels)


2025
237
2024
232
2023
234
2022
247
2021
291

Environmental incident rate (per million tonnes mined)

(all severity levels)


2025
0.85
2024
1.19
2023
1.18
2022
1.24
2021
1.53

Environmental stewardship *continued*

Our commitment

We prioritise the avoidance, minimisation and mitigation of our environmental impacts. Our operations proactively manage risks to air, land, biodiversity and water resources across the full mining life cycle, ensuring responsible closure.

We are committed to compliance with host country regulatory obligations and maintaining certification of our environment management systems to the ISO 14001 environmental management standard and with the ICMC. We implement measures to conform with voluntary environment commitments outlined in ICMM's Position Statements, Performance Expectations and the World Gold Council's Mining Principles.

Strategic focus areas

- Focus on integrating Sukari assets
- Host an in-person environment function workshop to jointly review the evolving global environment landscape, our Company's performance and identify and prioritise the advancements needed in our supporting frameworks, skills and tools
- Evaluate current capital, biodiversity and closure projects to support long-term nature objectives
- Complete the Group-wide biodiversity and nature screening assessment
- Update our Biodiversity Management Standard using the outcomes of the Group-wide assessment

Performance in 2025

Environmental incidents

We recorded three reportable environmental incidents during the year (2024: one). These occurred at Iduapriem, Siguiri and Obuasi mines respectively. Details of each are outlined in the *2025 ESG Databook*. Eleven moderate severity incidents were logged in 2025, compared to eight in 2024. Minor severity incidents equalled 2024, with 223 events being reported.

Reportable incidents are defined by our incident classification and reporting standard, which sets out how we identify, respond to, and communicate events that impact negatively on the environment or communities.

Strengthening environmental governance and systems

In April 2025, we convened a global technical workshop to align our strategic approach to governance and digital systems. Informed by a comprehensive internal survey, we prioritised the harmonisation of key business processes to maximise the efficiency of existing and new global software platforms. Specific priorities include aligning functional risk management to streamline material sustainability risks into our enterprise risk system (AuRisk), enhancing regulatory compliance transparency, and simplifying environmental incident logging, classification and action management.

We also advanced critical operational themes, defining a roadmap to evolve our Group Standards and Assurance processes to ensure they remain fit for purpose. Key additional technical outcomes included the integration of 'No Net Loss' biodiversity principles into mine planning and the advancement of sustainable post-closure water strategies. To sustain these efforts, we proposed essential updates to our 'Health of Discipline' framework to guide technical capability development, ensuring we maintain the necessary skills to navigate an increasingly complex global regulatory landscape.

These initiatives are being sequenced over a two-to-three-year horizon. Execution commenced in 2025 with the successful global launch of the new web-based Environmental Management Applications (EMA) suite, comprising the Environmental Incident Manager and Action Manager. Further EMA tools that will be developed for rollout during 2026, include the Compliance, Audit, and Inspection modules, each underpinned by the globally harmonised business processes established this year.

Environmental permitting and compliance

We maintain a robust approach to environmental permitting, ensuring all projects align with evolving regulatory frameworks and stakeholder expectations. A primary focus has been the North Bullfrog project in Nevada, where we have advanced critical technical work to ensure a legally sound Environmental Impact Statement (EIS) is completed for the project. We achieved a significant milestone in November 2025 with the formal acceptance of the Groundwater Flow Model for use in the NEPA process, following extensive agency engagement. In parallel, the Administrative Draft EIS was submitted for review in October. The target completion date for the Record of Decision (ROD) is December 2026.

In Colombia, the Quebradona and La Colosa projects navigated a complex regulatory environment throughout 2025. At Quebradona, evolving land-use designations — specifically regarding agricultural protection and environmental reserves — have temporarily paused our ability to advance key permitting activities. At La Colosa, while our request to formally suspend contractual obligations (force majeure) was declined by the National Mining Agency in October, we remain committed to engaging with the relevant authorities to clarify these overlapping requirements and define a constructive path forward. Encouragingly, the Quebradona project retains a strong social foundation at the local level. Community engagement remains robust, with continued high participation in our social investment and skills training programmes. We also value the ongoing advocacy from regional leadership in Antioquia, who continue to highlight the project's potential contribution to local economic development. This enduring alignment between our project goals and regional priorities provides a resilient basis for Quebradona's future once the current regulatory landscape stabilises.

In Ghana, we continued to advance critical environmental infrastructure through a mature and co-operative regulatory framework. Following approval from the Minerals Commission, construction commenced on the new Dokyiwa Flotation Tailings Storage Facility (DTSF) at Obuasi, accompanied by proactive fauna relocation partnerships with the Wildlife Division and accelerated buffer zone planting to mitigate community impacts. Significantly, after years of exhaustive engagement and technical testing, the Environmental Protection Agency (EPA) granted the permit for the Arsenic Trioxide Treatment and Permanent Disposal Project. This milestone approval resolves a decades-long legacy challenge, enabling the safe, permanent disposal of historical stockpiles and once complete will close a key chapter in our legacy management commitments. The EPA further signalled confidence in our operational stewardship by renewing permits for the broader Obuasi Redevelopment Project and associated water infrastructure.

In Western Australia, our team successfully navigated a constrained administrative environment to secure essential operational approvals. Despite industry-wide processing delays attributed to regulatory resourcing constraints, proactive engagement with state regulators unlocked pending approvals for key capital projects at Sunrise Dam and Tropicana. These included the Sunrise Dam Wastewater Treatment Plant and critical upgrades at Tropicana, such as the Paste Fill Plant, Gas Power Station expansion, and a Groundwater Licence amendment to enhance tailings seepage recovery. Looking ahead, we are adapting to the Department of Energy, Mines, Industry Regulation and Safety's new approval framework introduced in September. While this transition may influence timelines for upcoming initiatives like Sunrise Dam's Pink Lady project, our active engagement aims to minimise disruption during this implementation phase.

Committed to nature-positive outcomes

AngloGold Ashanti, along with other ICMM member companies, voluntarily committed to an updated Nature Position Statement in 2024, which contains five overarching objectives that support a nature positive future by 2030.

In response, we undertook a comprehensive Group-wide Nature Screening Assessment in 2025. Focused exclusively on our active mining operations, this study excluded early-stage development projects where surface disturbance remains immaterial. We employed a two-phased

Environmental stewardship *continued*



Nevada, United States of America

methodology aligned with the Taskforce on Nature-related Financial Disclosures (TNFD) LEAP approach:

- **Phase A (Desktop Screening):** We used global biodiversity datasets, including the Integrated Biodiversity Assessment Tool (IBAT), Exploring Natural Capital Opportunities, Risks and Exposure (ENCORE), and the World Wildlife Fund (WWF) Biodiversity Risk Filter, to identify potential nature-related dependencies and sensitivities across the portfolio
- **Phase B (Site Validation):** We conducted on-site engagements to ground-truth these desktop findings against local ecological realities

This validation phase proved critical, revealing that global mapping tools — while valuable for high-level screening — can sometimes misrepresent biodiversity value in understudied or dryland environments. For example, at Tropicana, site-specific verification confirmed the presence of species new to science or with distribution ranges not yet captured in global datasets, highlighting risks that a purely desktop exercise would have missed.

Our on-site validation also highlighted the complex challenge of managing biodiversity within shared, socio-economically active landscapes, particularly across our African operations. In Ghana and Tanzania, external pressures including rapid urbanisation, agricultural expansion, ASM and illegal mining have, and continue to, actively alter ecosystem integrity outside our operational footprints.

Furthermore, our ability to secure long-term conservation outcomes is influenced by regional land tenure systems. In these jurisdictions, where we operate under time-bound mining leases rather than holding freehold title, we cannot unilaterally set aside land for permanent conservation. Consequently, our strategy for achieving 'No Net Loss' in these settings will require us to seek collaboration with government agencies, conservation partners and/or our peers, to support protected areas while promoting alternative livelihoods that reduce community dependency on natural resources.

Based on this hybrid assessment of ecosystem integrity, protected area proximity, and physical water risks, we have confirmed the following operations as priority locations requiring focused management strategies:

- **Brazil:** AGA Mineração
- **Ghana:** Iduapriem and Obuasi
- **Tanzania:** Geita

The strategic value of this assessment extends beyond these priority assets. We are using the findings to inform a consolidated 'Nature Strategy Roadmap' that will standardise our approach to Critical Habitat, Residual Impact Assessments and an AngloGold Ashanti Metrics Framework. This provides a blueprint for defining credible pathways to 'No Net Loss' by mine closure at our non-priority sites as well, ensuring a consistent, nature-positive standard across our entire operating portfolio.

In parallel, mine-wide biodiversity status study undertaken at Obuasi reported an ~31% net gain in medium to large mammal diversity over a 10-year period, an ~5% net loss in avifauna diversity and an ~21% net gain observed in amphibian diversity. The report findings will be used to update mine-level biodiversity management, closure and rehabilitation plans.

At our Nevada projects, we are exploring development of a Conservation Bank strategy to support nature-positive outcomes in the Beatty District. This proposed concept aims to restore currently degraded habitats for sensitive species — such as the Amargosa Toad — potentially establishing a credit-based system to offset AGA's potential future operational impacts. Following positive initial workshops with federal and state agencies in late 2025, we have moved into the development phase and plan to continue with regulatory and community engagements.

At Tropicana, our environmental teams are finding ways to balance the benefits of the new renewable energy infrastructure with downside of an increased risk of bird and bat interactions with the new wind turbines. Monitoring frequencies of bird and bat interactions have been increased, with the goal of informing development of a robust, comprehensive, and evidence-based management strategy.

Looking ahead

- Progress Phase 2 of the Environmental Management Applications (EMA) including Compliance, Audit and Inspection modules
- Align AGA's Environmental Standards with the (final) Consolidated Mining Standard to facilitate implementation
- Simplify the Group Environmental Assurance Programme, for enhanced focus on material environmental risk
- Advance key recommendations from the 2025 Nature Screening Assessment

Environmental stewardship *continued*

Case study

Cuiabá community-environment partnership in Brazil reaps rewards

AngloGold Ashanti's Cuiabá complex, which includes the Cuiabá and Lamego operations, is located in an area comprising more than 20 streams, which directly feed the micro-catchments of the Caeté–Sabará Stream system.

Launched in August 2023, the Caeté and Sabará Stream Forest Restoration Project stems from AngloGold Ashanti's commitment to territorial stewardship and water conservation. The initiative is implemented across the main micro-catchments that form the Caeté–Sabará Stream system and aims to restore degraded areas through the planting of native species, as well as the implementation of solutions that help protect the soil and improve water quality. The scope includes water quality monitoring; landscape recovery through the construction of terraces, small retention basins and contour lines; and forest restoration through the planting of native species, ongoing maintenance and fire prevention in the targeted areas.

In total, 120 hectares are currently undergoing forest restoration. To date, the project has planted approximately 42,000 native and fruit-bearing tree seedlings across 22 different areas. The species planted, as well as their quantity and diversity, vary according to local demand, availability, level of degradation and the specific characteristics of each site. Species used in the restoration process include ingá, Brazilian pepper tree, embaúba, yellow ipê, tamboril, pitanga, jabuticaba and jamelão. In addition, over 8,500 people have received environmental education as part of the initiative.

Through this integrated community-environment approach, AngloGold Ashanti seeks to contribute to improving the quality of life of communities situated along these watercourses, strengthening water security in a region that supplies thousands of people and also contributes to the Rio das Velhas basin, one of the main tributaries of the São Francisco River.



Responsible tailings management

Related SDGs

SDG 12 RESPONSIBLE CONSUMPTION AND PRODUCTION

SDG 13 CLIMATE ACTION

Material sustainability issues

- Ensuring the safety and integrity of tailings storage facilities
- Securing and maintaining regulatory compliance, including environmental licences and permits
- Preparing for and managing risk and emergencies to minimise impacts on people and operations
- Ensuring water security and stewardship
- Managing nature and biodiversity, including land use, rehabilitation and responsible closure

For more information on principal risks see the ***2025 Annual Report***

Principal risks

- Failure to maintain integrity of tailings storage facilities
- Failure to maintain social licence to operate
- Failure to maintain sufficient resilience to external financial drivers

Disclosure against standards

GRI 14.6.1: Compliance with international standards on tailings management

GRI 14.6.2: Tailings disposal methods

SASB EM-MM-150a.5: Total weight of tailings produced

SASB EM-MM-540a.1: Tailings storage facility inventory table

SASB EM-MM-540a.2: Tailings management systems and governance structure used to monitor and maintain the stability of TSFs

SASB EM-MM-540a.3: Approach to emergency preparedness and response plans for TSFs

ICMM Mining Principle 6-6.3: Environmental performance: Design, construct, operate, monitor and decommission tailings disposal/storage facilities using comprehensive, risk-based management and governance practices.

WGC Responsible Gold Mining Principle 8: Environmental stewardship: We will ensure that environmental responsibility is at the core of how we work.

Tailings are the residue which remains after extracting minerals and metals from mined ore.

This residue is usually composed of finely milled ore, water and trace quantities of metals and additives used in processing. While some tailings residue may be placed as backfill (that is, returned to the excavated area underground in carefully contained paddocks), most residue is deposited in surface tailings storage facilities (TSFs).

Responsible management of TSFs is non-negotiable. It is critical for the safety of employees and communities, to ensure the conservation and protection of natural habitats and preserve stakeholder trust.

AngloGold Ashanti has developed a comprehensive and holistic approach to tailings management and remains committed to the industry's transformative improvements in tailings governance, accountability and transparency.

We seek to comply with local and international tailings management standards and best practice, including the GISTM.

Tailings management framework

Zero harm to people and the environment

Manage and mitigate

Tailings management system helps ensure that risks related to TSFs are identified, recorded and mitigated.

Performance

Mitigation measures and performance are tracked and communicated at all levels in the business, and our Board and Executive members are kept informed of the status of our TSFs through regular reporting.

Review and assure

Governance structures ensure resources and actions are in place to manage TSFs and to comply with legislation and international and industry standards.

Responsible tailings management *continued*

Our commitment

We are committed to the responsible governance and management of our TSFs throughout their life cycle, from design to closure and post closure.

As a member of the ICMM, we subscribed to and committed to implementing the GISTM at all our TSFs, achieving substantial conformance by, and issuing a Declaration of Conformance in August 2025. Our Statement of Commitment to the GISTM may be found *on our website.*
The GISTM complements our own Tailings Management Framework that sets our principles, standards, guidelines and accountabilities for the construction, management, and oversight of TSFs, and our compliance with national standards and legislation.

Strategic focus areas

- Continued progress towards achieving full conformance with the GISTM
- Integration of Sukari mine's TSFs into our oversight and management systems
- Continued journey to minimising risk at all facilities to ALARP (as low as reasonably practicable), with priority actions ongoing at Siguiri and Obuasi
- Continue to target best practice and risk mitigation

Performance in 2025

Combining industry best practice and decades of institutional experience, AngloGold Ashanti focuses on the sound management of all phases of the TSF life cycles from planning to closure.

Our tailings management protocol is guided by our Tailings Management Framework and based on a four-layered assurance system aimed at achieving zero harm to people and the environment.

Tailings management protocol

AngloGold Ashanti manages 24 TSFs, 13 of which are active, with the remainder in the process of closure or removal by re-mining. Safe closure has also been achieved for several historical TSFs at our operations.

Our Tailings Management Standard sets the mandatory requirements for the management of TSFs. Adopting a risk-based approach, the standard requires sites to:

- Identify and document the relevant legislative and regulatory requirements and to review applicable TSF compliance requirements annually
- Maintain a life-of-mine tailings storage plan that is updated concurrently with the life of mine production plans
- Develop, implement, and maintain integrated plans, procedures, practices, and assign responsibilities covering the design, approvals, construction, operation, and closure of TSFs
- Define and document the responsibilities of all employees and contractors involved with tailings management and validate that they are authorised and competent to conduct their work effectively
- Collect, monitor and analyse data to assess the stability and integrity of each TSF and update stability analyses annually
- Develop site-specific closure criteria and closure plans for each TSF
- Prepare and document detailed emergency preparedness and response plans for potential TSF failures as well as carry out annual testing of the TSF emergency response plan

Responsibilities of teams as per our four-layered assurance system

Tier 1	Tier 2	Tier 3	Tier 4
Operational management	**Business unit management (RTFE) and Engineer of Record**	**Corporate management**	**Independent reviewers**
• TSF operator/superintendent manages the day-to-day operation • Plant or process manager considered 'owner' of TSF and is responsible for implementing requirements of the TSF operating manual	• Provides technical guidance to operations • Conducts quarterly inspections of active TSFs • Monitors implementation of recommended actions	• Custodian of Tailings Management Framework • Conducts formal TSF audits annually or biennially • TSF review for projects and for mergers and acquisitions	• Independently reviews tailings facility as per the GISTM

Information relating to the status of each of our TSFs and our conformance to the GISTM is disclosed on our website

The careful management and monitoring of TSFs using a four-tiered assurance system has allowed us to maintain a strong track record in managing an international portfolio of different types of TSFs. Importantly, TSF management is overseen by the Board via the SES Committee and Executive Committee.

Meeting global industry standards

AngloGold Ashanti supports and is committed to achieving full conformance with of the GISTM, the global benchmark for achieving strong social, environmental and technical outcomes by elevating accountability to the highest organisational levels.

With the ultimate goal of zero harm to people and the environment, the standard strengthens tailings facility life cycle practices — from site selection, design and construction, through management and monitoring, to closure and post-closure — adding requirements for independent oversight, transparency and public disclosure.

We have made significant progress toward full conformance to the GISTM's principles and are able to report substantial conformance as indicated in the table below.

GISTM conformance

The GISTM complements our own Tailings Management Framework that sets our principles, standards, guidelines and accountabilities for the construction, management, and oversight of TSFs, and our compliance with national standards and legislation.

Since the GISTM was finalised in 2020, we have developed a conformance protocol to meet the standard's 77 requirements. These conformance efforts have strengthened our internal tailings governance structures and systems.

We have appointed External Engineers of Record and Independent Tailings Review Boards at all our operations, embraced new technologies and processes and undertaken additional precautionary measures to reduce risk and meet regulatory and other requirements.

Detailed information relating to each of our tailings facilities and progress summaries for each of our TSFs are published on our *website.*

Responsible tailings management *continued*

GISTM conformance*

Country	Operation	TSF	GISTM Classification	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Australia	Sunrise Dam	CTD	High	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets
	Sunrise Dam	TSF 1	Significant	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets
	Tropicana	Tropicana	Very High	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Partially Meets	Meets	Meets	Meets	Meets	Meets
Egypt	Sukari	TSF 1	Very High	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets
	Sukari	TSF 2	Significant	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets
Tanzania	Tanzania	Geita	Extreme	Meets	Meets	Meets	Meets	Partially Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Partially Meets	Meets	Meets
	Tanzania	Old	Low	Meets	Meets	Meets	Meets	Partially Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Partially Meets	Meets	Meets
Guinea	Guinea	Siguiri	Extreme	Meets	Partially Meets	Meets	Partially Meets	Partially Meets	Meets	Partially Meets	Meets	Meets	Partially Meets	Meets	Meets	Partially Meets	Meets	Meets
Ghana	Iduapriem	GTSF	Very High	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Partially Meets	Meets	Meets
	Iduapriem	OTSF | ITSF	Very High	Meets	Partially Meets	Meets	Partially Meets	Partially Meets	Meets	Partially Meets	Meets	Meets	Partially Meets	Meets	Meets	Partially Meets	Meets	Meets
	Iduapriem	BTSF	High	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Partially Meets	Meets	Meets
	Obuasi	Pompora	Extreme	Meets	Partially Meets	Meets	Partially Meets	Partially Meets	Meets	Partially Meets	Meets	Meets	Partially Meets	Meets	Meets	Partially Meets	Meets	Meets
	Obuasi	Kokotesua	Extreme	Meets	Partially Meets	Meets	Partially Meets	Partially Meets	Meets	Partially Meets	Meets	Meets	Partially Meets	Meets	Meets	Partially Meets	Meets	Meets
	Obuasi	STSF	Very High	Meets	Partially Meets	Meets	Partially Meets	Partially Meets	Meets	Meets	Meets	Meets	Partially Meets	Meets	Meets	Partially Meets	Meets	Meets
	Obuasi	Biox	High	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Partially Meets	Meets	Meets
Argentina	CVSA	Diq. Colas	High	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets
Brazil	CDS	CDS 2	Extreme	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets
	CDS	Pilha Sape	Very High	Meets	Meets	Meets	Partially Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Partially Meets	Meets	Meets
	CDS	Grota 1	Low	Meets	Meets	Meets	Partially Meets	Partially Meets	Meets	Partially Meets	Meets	Meets	Partially Meets	Meets	Meets	Partially Meets	Meets	Meets
	Cuiaba	Cuiaba	Extreme	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets
	Cuiaba	Open Pit CB	High	Meets	Meets	Meets	Partially Meets	Partially Meets	Meets	Partially Meets	Meets	Meets	Partially Meets	Meets	Meets	Partially Meets	Meets	Meets
	Queiroz	Calcinados	Extreme	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets
	Queiroz	Cocoruto	Extreme	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets
	Queiroz	Rapaunha	Extreme	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets	Meets

* *As at 5 August 2025 (updates forthcoming in June and Dec 2026)*

Legend	
(green)	Meets
(orange)	Does Not Meet
(yellow)	Partially Meets *(Work in progress to achieve conformance)*

Facility abbreviations:	
CDS	Córrego do Sítio
TSF	Tailings Storage Facility
BTSF	Beposo TSF
GTSF	Greenfields TSF
OTSF | ITSF	Old TSF/Interim TSF
STSF	South TSF

Principle 1:	Respect the rights of project-affected people and meaningfully engage them at all phases of the tailings facility life cycle, including closure.
Principle 2:	Develop and maintain an interdisciplinary knowledge base to support safe tailings management throughout the tailings facility life cycle, including closure.
Principle 3:	Use all elements of the knowledge base – social, environmental, local economic and technical – to inform decisions throughout the tailings facility life cycle, including closure.
Principle 4:	Develop plans and design criteria for the tailings facility to minimise risk for all phases of its life cycle, including closure and post closure.
Principle 5:	Develop a robust design that integrates the knowledge base and minimises the risk of failure to people and the environment for all phases of the tailings facility life cycle, including closure and post-closure.
Principle 6:	Plan, build and operate the tailings facility to manage risk at all phases of the tailings facility life cycle, including closure and post-closure.
Principle 7:	Design, implement and operate monitoring systems to manage risk at all phases of the facility life cycle, including closure.
Principle 8:	Establish policies, systems and accountabilities to support the safety and integrity of the tailings facility.
Principle 9:	Appoint and empower an Engineer of Record.
Principle 10	Establish and implement levels of review as part of a strong quality and risk management system for all phases of the tailings facility life cycle, including closure.
Principle 11	Develop an organisational culture that promotes learning, communication and early problem recognition.
Principle 12	Establish a process for reporting and addressing concerns and implement whistleblower protections.
Principle 13:	Prepare for emergency response to tailings facility failures.
Principle 14:	Prepare for long-term recovery in the event of catastrophic failure.
Principle 15:	Publicly disclose and provide access to information about the tailings facility to support public accountability.

Responsible tailings management *continued*


Geita, Tanzania

New and planned facilities

The Ghana Minerals Commissions granted approval for the Obuasi mine to commence construction of its new Dokyiwa Flotation Tailings Storage Facility. The Ghana EPA also renewed the environmental permits for the Obuasi Redevelopment Project, BIOX TSF and water infrastructure projects.

The EPA is conducting a year-long study at Binsere to assess the extent of environmental and health impacts of the BIOX TSF on the community. Expected to conclude during 2026, the EPA has already determined that community members living within 100m of the facility are too close and directed that they be relocated for their safety.

Obuasi will develop a resettlement plan for residents within the 100m buffer zone and, in collaboration with community leaders and the Municipal Assembly, will enforce a 'No Development' area within the 100m buffer zone. Drone footage of the area will highlight community assets within the buffer zone and serve as a reference for determining compensation.

Following the Tanzanian Ministry of Water's concern about evaporator trials for managing excess process water from the Geita TSF, a multi-disciplinary workshop involving the National Environmental Management Council, the Ministry of Water and the Tanzania Meteorological Authority was convened. This led to in-principle approval for a six-month trial, subject to the formality of a justification note seeking approval from the Chief Inspector of Mines. On conclusion of the trial, Geita will submit a technical report detailing the key findings and the system's performance. If proceeding with a permanent installation, the mine would have to undertake a full EIA.

Designs are in progress for a new TSF at Siguiri. This will allow the transition and closure of the existing TSF. Work on this is expected to be executed over the 2026—2028 period.

Looking ahead

Focus areas for 2026 include (but are not limited to):

- The remediation and closure of TSF 1 at Siguiri, with the design and construction of a new TSF 2
- The transition from the STSF at Obuasi to the new DTSF, allowing the STSF to enter operational closure
- Projects to advance the removal and closure of Kokoteasua and Pompora Tailings facilities at Obuasi
- Continued progress towards achieving full conformance with the GISTM

Responsible tailings management *continued*

Case study

TSF decharacterisation milestone a testament to sustainable engineering

The successful completion of the Corrego do Sitio (CdS) tailings storage decharacterisation project in 2025, which encompassed full coverage of the TSF, and complete landscape rehabilitation, demonstrates AngloGold Ashanti's commitment to environment, community, operational geotechnical safety and regulatory compliance.

Following Brazilian legislation, the decharacterisation of TSFs represents the evolution of responsible mine closure planning and environmental stewardship in the mining industry.

The CDS II TSF at AngloGold Ashanti's Corrego do Sitio operations in the state of Minas Gerais in Brazil was originally a conventional valley impoundment with a main embankment constructed using the centreline construction method. Conventional deposition of tailings decommissioned in 2021, and Phase I of the decharacterisation process, which included the construction of a buttress downstream of the TSF using compacted filtered tailings and waste rock, concluded in 2023. Phase II profiling of the TSF basin and installation of the final cover system over the reservoir area included the use of around 454,000 cubic metres of materials and was completed in December 2025.

Upon completion of the decharacterisation of a TSF, the National Mining Agency (ANM) requires a minimum two-year facility monitoring period requiring continued bi-annual safety declarations and an annual Emergency Response Plan declaration. The ANM then makes a decision as to whether the monitoring can be eased or ceased since the facility no longer stores water or functions as a TSF.

The project exemplified sustainable engineering practices by repurposing waste rock materials for counter-piling and drainage channel aggregates, transforming potential waste into essential structural components while maintaining TSF stability and removing original reservoir functions.

The decharacterisation initiative further delivered significant environmental advantages, including reduced waste rock storage volumes, preservation of native vegetation areas, and decreased truck traffic, while providing crushed material for use in local public works infrastructure development.

Decharacterisation projects typically entail the transformation of a facility no longer serving its primary purpose of containing tailings through the design of slopes to promote long-term stability, the placement of overburden and the revegetation of the surface.



Climate action and pursuing resilience

Related SDGs

SDG 7 AFFORDABLE AND CLEAN ENERGY | SDG 11 SUSTAINABLE CITIES AND COMMUNITIES | SDG 12 RESPONSIBLE CONSUMPTION AND PRODUCTION | SDG 13 CLIMATE ACTION

Material sustainability issues

- Energy security, decarbonisation, climate resilience and adaptation
- Preparing for and effectively managing risk and emergencies to minimise impacts on people and operations
- Securing and maintaining regulatory compliance, including environmental licences and permits

*For more information on principal risks see the **2025 Annual Report***

Principal risks

- Adverse regulatory changes (mining rights, fiscal)
- Failure to maintain integrity of tailings storage facilities
- Failure to maintain social licence to operate
- Failure to maintain sufficient resilience to external financial drivers

Disclosure against standards

GRI 302-1: Energy consumption within the organization

GRI 302-4: Reduction of energy consumption

GRI 302-5: Reductions in energy requirements of products and services

GRI 305-1: Direct (Scope 1) GHG emissions

GRI 305-2: Energy indirect (Scope 2) GHG emissions

GRI 305-3: Other indirect (Scope 3) GHG emissions

GRI 305-4: GHG emissions intensity

GRI 305-5: Reduction of GHG emissions

GRI 305-6: Emissions of ozone-depleting substances (ODS)

GRI 14.2: Climate adaptation and resilience

SASB EM-MM-110a.1: Gross global Scope 1 emissions, percentage covered under emissions limiting regulations

SASB EM-MM-110a.2: Discussion of long- and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets

SASB EM-MM-130a.1: (1) Total energy consumed, (2) percentage grid electricity and (3) percentage renewable

ICMM Responsible Mining Principle 6: Environmental performance: Pursue continual improvement in environmental performance issues, such as water stewardship, energy use and climate change.

WGC Responsible Gold Mining Principle 10: Water, energy and climate change: We will improve the efficiency of our use of water and energy, recognising that the impacts of climate change and water constraints may increasingly become a threat to the locations where we work and a risk to our licence to operate.

Rising temperatures, changing rainfall patterns, flooding, drought and severe weather conditions believed to be caused by climate change remain growing concerns for businesses, investors, broader society and governments.

Recognising that the physical effects of climate change may pose substantial risk to our business, ecosystems and communities, we proactively work to mitigate the impacts of climate change by reducing our GHG emissions, finding renewable alternatives to traditional energy and strengthening our operational resilience.

Our commitment

We recognise the substantial and increasing risks climate change poses to the global economy and socio-economic development, and are committed to minimising current and future climate risks.

Our goal is to achieve net zero Scope 1 and Scope 2 greenhouse gas (GHG) emissions by 2050, with a parallel focus on strengthening climate resilience across our business, value chain, host communities, and operational environments.


Energy intensity
(gigajoules per tonne treated)
2025
0.51
2024
0.54
2023
0.53
2022
0.52
2021
0.50
Includes Sukari
Excludes Sukari

What we measure


RA | Energy consumption
(petajoules)
2025
27.69
2024
22.45
2023
22.63
2022
22.74
2021
22.04
Includes Sukari
Excludes Sukari


GHG emissions intensity
(kilograms of GHG per tonne treated)
2025
33.52
2024
35.26
2023
34.26
2022
33.43
2021
31.32
Includes Sukari
Excludes Sukari


RA | Scope 1 & 2 GHG emissions
(Thousand tonnes)
2025
1,806
2024
1,473
2023
1,469
2022
1,475
2021
1,383
Includes Sukari
Excludes Sukari


Energy mix carbon intensity
(kg of CO_2e per GJ)
2025
65.22
2024
65.59
2023
64.91
2022
64.84
2021
62.62
Includes Sukari
Excludes Sukari

For illustrative purposes, we have provided a view of our portfolio with and without Sukari to demonstrate the comparative impact on AGA's emission metrics.

The portfolio view excluding Sukari and bars displayed without numerical values are presented for comparative purposes and fall outside the scope of assurance. The charts illustrate the effect of Sukari on absolute emissions, energy consumption and intensity indicators, with bars labelled 'Includes Sukari' and 'Excludes Sukari' highlighting the magnitude of Sukari's impact on our global portfolio.

Climate action and pursuing resilience *continued*

LA | Scope 3 Emissions (tCO_2e)

GHG Protocol Category	2025	2024	2023	2022	2021
Purchased Goods and Services	706,748	455,263	495,222	524,369	479,681
Capital Goods	21,455	8,882	13,876	11,981	384
Fuel and Energy Related activities	358,815	277,010	240,425	242,647	260,532
Upstream Transportation and Distribution	52,911	36,552	36,541	36,748	29,493
Waste Generated in Operations	7,971	6,062	5,019	4,220	4,567
Business Travel	30,282	14,454	6,848	5,037	1,453
Employee Commuting	31,361	29,898	25,486	24,681	23,141
Upstream Leased Assets	N/A	N/A	N/A	N/A	N/A
Downstream Transportation and Distribution	344	16,159	24,389	4,934	8,033
Processing of Sold Products	4,300	3,747	4,669	786	689
Use of Sold Products	N/A	N/A	N/A	N/A	N/A
End of Life Treatment of Sold Products	N/A	N/A	N/A	N/A	N/A
Downstream Leased Assets	N/A	N/A	N/A	N/A	N/A
Franchises	N/A	N/A	N/A	N/A	N/A
Investments	71,100	N/A	N/A	N/A	N/A
Estimated Group Total	**1,285,288**	**848,027**	**852,475**	**855,403**	**807,973**

Note:
Upstream emissions exclude non significant Goods and Services (Category 1 of the GHG Protocol). GHG Protocol Categories 8 and 11-14, are not applicable to AngloGold Ashanti's managed operations. 2025 Business Travel (Category 6) includes global footprint, on a spend basis. Category 15 (Investments) includes AGA's proportional 45% equity share of emissions from the Barrick-operated Kibali Gold Mine. Due to reporting period timing differences, the estimate is based on Kibali's 2024 reported emissions (totaling 158kt CO_2e). This is a new inclusion for the current reporting year. Downstream emissions for 2023 and 2024 included gold concentrate transport and offshore shipping for Brazil. Sukari mine included in AngloGold Ashanti's Scope 3 estimate from 2025, comprising approximately 28% of AGA's Scope 3 emissions. Differences in totals due to rounding.


Visit our website at www.anglogoldashanti.com to learn more about our Climate Change Strategy.
Tropicana, Australia

Strategic focus areas

- Updating climate change-related physical risk assessments at all operations to confirm risk and assess required changes (the previous Group-wide assessment was completed in 2021)
- Promoting technological and operational improvements in large mine haulage fleets as we seek ways to replace traditional diesel-driven equipment
- Advancing value chain partnerships that will reduce our Scope 3 GHG emissions
- Extending transmission line to replace the diesel generation at Star & Comet and Nyamulilima

Performance in 2025

AngloGold Ashanti is committed to improving how we manage climate-related risks and opportunities to foster and promote business resiliency, accountability and stakeholder value.

We have implemented numerous initiatives to reduce our GHG emissions by installing new technology, reducing power consumption and improving energy efficiency. We have also made certain voluntary commitments, including working towards our GHG emissions reduction targets.

GHG emissions reduction

United Nations agency, the World Meteorological Organization (WMO), verified that 2024 was the hottest year on record. Rising temperatures, changing rainfall patterns, flooding, drought and severe weather conditions believed to be caused or exacerbated by climate change remain growing concerns for businesses, investors, broader society and governments.

This has led to increased pressure on companies, including those in the mining sector, to reduce GHG emissions consistent with national commitments made by numerous countries under the Paris Agreement; to promote responsible corporate practices, including the mitigation of climate-related risks; and to increase transparency about the risks and opportunities of transitioning to a low carbon economy.

Our goal is to achieve net zero Scope 1 and Scope 2 GHG emissions by 2050. Additionally, in partnership with targeted suppliers, AngloGold Ashanti expects to continue to work on Scope 3 GHG emissions accounting and to explore opportunities, where feasible, to address material Scope 3 GHG emissions.

Baseline restatement

We announced an interim target to achieve a 30% reduction in its absolute Scope 1 and 2 GHG emissions by 2030, as compared to a 2021 baseline, through a combination of renewable energy projects, fleet electrification, lower-emission power sources and alternative fuels.

However, following the acquisition of Centamin in late 2024, and in accordance with Greenhouse Gas (GHG) Protocol, we have adjusted our 2021 decarbonisation baseline to reflect our larger global portfolio. Our original 2021 Scope 1 and 2 baseline of 1.383 million tonnes of GHG emissions equivalent has been restated to 1.861 million tonnes of GHG emissions, incorporating 0.478 million tonnes of GHG emissions attributed to Sukari mine. By maintaining our 2030 reduction percentage targets against this restated baseline, our absolute commitment for 2030 has been adjusted to 1.303 million tonnes of GHG emissions. The Serra Grande operation was included in this 2021 baseline restatement to maintain historical portfolio consistency. The asset was successfully divested in November 2025 and as a result, Serra Grande's contributions are reflected in our 2025 performance data. A subsequent baseline adjustment will be performed during 2026 to remove Serra Grande's historical emissions.

This rebaselining ensures that our decarbonisation progress remains measurable and representative of our current operational footprint, reinforcing our accountability as we integrate new assets into our Group-wide net zero pathway. When growth projects are factored in, including those in Nevada and Colombia, AngloGold Ashanti is targeting a 35% reduction in emissions through to 2030. We are working with our sites to evaluate emission reduction opportunities and initiatives. However, many of these potential GHG abatement initiatives are currently in either pre-feasibility or feasibility stage.

In 2025, our absolute Scope 1 and Scope 2 GHG emissions totalled 1.806Mt (2024: 1.473Mt) with our African operations being our largest contributors. Our performance was impacted by the inclusion of Sukari and by increases in Australia's diesel-related emissions, caused by production related increases.

This was offset by emission reduction from decarbonisation projects at Geita and Tropicana approaching 94.5kt CO_2e year-on-year. GHG emission intensity was 4.83% lower year-on-year, at 33.50tCO_2e/t of ore treated (2024: 35.2tCO_2e/t of ore treated).

At AngloGold Ashanti, climate change is a Board-level governance issue, overseen primarily by the SES Committee and the Audit and Risk Committee, which oversees assurance. Our Climate Change Strategy, which was approved in 2021, seeks to embed the management of physical, regulatory and transition climate change-related risks, as well as climate change-related opportunities, into the Company's strategic and operational planning processes.

Climate action and pursuing resilience *continued*


Carbon emissions reduction pipeline
We continue to gain momentum, adding new initiatives to our pipeline of decarbonisation projects which underpins our roadmap to deliver on our 2030 commitment
Conceptual
Pre-feasibility
Feasibility
Execution
Target emissions reduction
100kt CO_2-e
25kt CO_2-e
Australia
Africa
Latam
Growth
Australia Solar (Tropicana Ph2 and Sunrise Dam Village Solar)
Australia DGB
Egypt (EETC) IRECs
Sunrise Dam BEV
Africa Heat Recovery
Africa DGB & IE3
Siguiri Solar Tin/B2/B3
Geita Star and Comet to Grid
Geita Grid Factor
Tropicana Hybrid Renewables
Geita & Obuasi BEV
Sukari Energy Efficiency
TANESCO IRECs
Ghana IRECs
Iduapriem Pit Electrification
Sukari Grid Connection
Siguiri Integrated Renewables
Ghana Solar
Obuasi Projects
Geita TANESCO Grid Swap
Iduapriem Solar
CVSA DGB
CVSA Energy Efficiency
CVSA BEV & Battery
Cuiabá Refrigeration & VOD
Forest Offsets
Cuiabá BEV
Brazil B20 Transition
MSG Electrification
Brazil Clean Grid
Brazil Biomethane
CBLM Conveyor
CVSA Wind
Brazil TSF Solar
Nevada Rail-Veyor considered post 2030
Nevada Fleet
Nevada Micro Grid
Nevada NV Energy
Col. Electric UG Equip
Col. 100% Green Grid
Col. Green Hydrogen
In Progress
Study
Refresh Programme
Additional
Completed Projects

Climate action and pursuing resilience *continued*



Tropicana, Australia

Low carbon energy alternatives

Increasing global demand for energy, concerns about nuclear power and the limited growth of new supply are impacting the price and supply of energy. Already there have been increased demands and hints of constrained supply which have resulted in sharply escalating oil and energy prices.

AngloGold Ashanti continues to invest in a combination of renewable energy projects and initiatives to use lower emission power sources and improve energy efficiency.

Our first renewable energy project at Tropicana was completed in February 2025. Integrating 61MW of clean energy into Tropicana's existing diesel-and gas-powered system, the project involved the construction of four 6MW wind turbines, a 24MW solar farm and a 13MW battery storage system. The facility, one of Australia's largest off-grid hybrid power systems, will significantly reduce Tropicana's diesel and gas consumption for power generation and is expected to reduce the site's GHG emissions by an average of 65,000t annually over 10 years.

At Geita, the performance of the grid connection was significantly enhanced in 2025 by the fast-tracked commissioning of the Julius Nyerere Hydropower Plant. This infrastructure milestone shifted the national generation mix to 65.35% hydropower (45.2%: 2024), while the thermal component was reduced to 34.24%, of which 92% is derived from lower-emission natural gas. This increased availability of renewable energy contributed an additional 23,000t in elevating the project's total annual emissions reduction to 72,000t. Critically, this strategic shift is currently displacing approximately 80% of Geita's diesel consumption for power, demonstrating the immediate impact of aligning our operations with cleaner national infrastructure.

In Brazil, our operations continue to benefit from a net zero power profile through the annual certification of International Renewable Energy Certificates (iRECs), ensuring our grid-sourced electricity remains carbon neutral. To address residual fleet-related emissions, the region successfully piloted a 14t Epiroc Battery Electric Vehicle (BEV) in 2025. This trial confirms a viable electrification pathway for our underground fleet and marks a critical step toward transitioning our Brazilian assets into fully net zero operations. By pairing a carbon-neutral grid with the systematic displacement of diesel-powered machinery, Brazil remains at the forefront of our global decarbonisation strategy.

AngloGold Ashanti's energy consumption was 27.69 petajoules (2024: 22.45 petajoules or 29.57 petajoules including Sukari), 6.36% lower year-on-year based on the 2024 value with Sukari included and the annual carbon intensity of our total energy mix at 65.22kg/GJ (2024: 65.59kg/GJ) of CO_2e per GJ of energy consumed, was 0.56% below the figure at the end of last year. This is lower than the gold industry peer group average of 86.46kgCO_2e per GJ of energy, that we track at a one-year stagger (2023: 80.43kg/GJ).

Operational resilience and community preparedness

With the physical effects of climate change manifesting at a global scale, the frequency of extreme weather events in many of our mining regions is under increased scrutiny. This has helped improve site level awareness of predicted weather related impacts on mining infrastructure, workforce, surrounding ecosystems and host communities.

Climate change risks encompass changes in rainfall rates or patterns resulting in floods or droughts, reduced water availability, higher temperatures and extreme weather events. Such conditions could disrupt mining and transport operations, mineral processing and rehabilitation efforts, as well as increase on site health and safety risks.

Next generation climate model forecasts (three scenarios) for all our operations and major project sites were commissioned. These will be used during 2026 to review our existing climate adaptation plans.

Our operations have implemented site-specific programmes to enhance the resilience of local communities. These programmes cover awareness raising and adaptive business projects. Considerable contributions to strengthening community safety and health resilience have been achieved, including through partnering with international, local governmental, and community agents.

Looking ahead

We are advancing several key initiatives to further scale our global climate response. In Guinea, we have entered advanced contractual stages to progress a 40MW solar PV plant at our Siguiri mine.

Simultaneously, following the acquisition of assets in Egypt, we are exploring a potential 80MW grid connection at Sukari to transition the site toward a lower-carbon energy mix.

Beyond operational energy shifts, we are reviewing the environmental impact of our extensive landholdings in Brazil to understand its carbon potential. These diverse projects underscore our commitment to using both technology-driven and nature-based solutions to meet our long-term climate targets.

Water stewardship

Related SDGs

SDG 6 CLEAN WATER AND SANITATION | SDG 12 RESPONSIBLE CONSUMPTION AND PRODUCTION | SDG 13 CLIMATE ACTION

Material sustainability issues

- Ensuring water security and stewardship
- Ensuring safety, health and overall wellbeing of employees and communities
- Securing and maintaining regulatory compliance, including environmental licences and permits

For more information on principal risks see the ***2025 Annual Report***

Principal risks

- Failure to maintain social licence to operate
- Failure to maintain sufficient resilience to external financial drivers

Disclosure against standards

GRI 303-1: Interactions with water as a shared resource

GRI 303-3: Water withdrawal

GRI 303-4: Water discharge

GRI 303-5: Water consumption

GRI 14.7: Water and effluents

SASB EM-MM-140a.1: (1) Total water withdrawn, (2) total water consumed; percentage of each in regions with High or Extremely High Baseline Water Stress

ICMM SERF Indicator 8: Capacity and institution support

ICMM Responsible Mining Principle 6: Environmental performance: Pursue continual improvement in environmental performance issues, such as water stewardship, energy use and climate change.

WGC Responsible Gold Mining Principle 10: Water, energy and climate change: We will improve the efficiency of our use of water and energy, recognising that the impacts of climate change and water constraints may increasingly become a threat to the locations where we work and a risk to our licence to operate.

Water is a vital shared resource, essential to both our mining processes and any communities that may live where we operate.

To ensure long-term resilience against variable rainfall patterns and fluctuating regional availability, AngloGold Ashanti employs a systematic, adaptive approach to water stewardship. We view effective water management not only as an environmental necessity but as a critical component of operational stability.

Our Water Management Standard ensures a consistent framework is applied across the entire mining life cycle. Regardless of whether our operations are located in water-scarce or water-abundant regions, we use comprehensive water balance models to monitor usage and identify catchment-specific risks. This data-driven approach allows us to set tailored objectives for optimising withdrawal and consumption.

Our primary operational goals are compliance and efficiency. Where feasible, we implement closed-loop systems that recycle process water, eliminating the need for environmental discharge. In regions with high rainfall where discharge is required to manage excess runoff, we apply treatment processes to ensure all water leaving our sites maintains appropriate water quality standards and aligns with regional catchment priorities.

What we measure

	2025	2024
RA | Water consumption (megalitres)	44,308	40,170
Water intensity (kilolitres per tonne treated)	0.67	0.63
RA | Water withdrawal (megalitres)	35,992	26,424
RA | Volume of water reused (megalitres)	120,453	111,999*
RA | Water discharged to surface water systems (megalitres)	6,807	6,066

* Reported volume of water reused for 2024 has been revised

RA | Water withdrawal (ML)


2025
35,992
2024
26,424
2023
29,932
2022
34,721
2021
33,118

Water withdrawal by location (ML)


4,521
1,491
3,107
745
1,052
2,974
6,538
1,979
5,828
7,758
AGA Mineração
Geita
Obuasi
Siguiri
Tropicana
Cerro Vanguardia
Iduapriem
Serra Grande
Sunrise Dam
Sukari

Water stewardship *continued*

Water sources by climatic type (%)


27%
47%
45%
9%
1%
45%
26%
Arid and semi-arid
Arid and semi-arid (utility water)
Arid and semi-arid (high-quality groundwater)
Arid and semi-arid (seawater)
Arid and semi-arid (low quality groundwater)
Dry sub-tropical (Surface water)
Tropical (Ground water)

Percentage of sites by stress category


17%
33%
17%
33%
Extremely high
High
Moderate
Low or very low

Source: WRI Aqueduct Water Risk Atlas, based on Unimproved/ No drinking water metric and calibrated with local site knowledge.

Our commitment

We believe that water should be used in a way that is socially equitable, environmentally sustainable and economically beneficial.

As responsible stewards of environmental resources, AngloGold Ashanti is committed to minimising our consumption of water and our impacts on local and regional water resources.

All our operations work to optimise their consumptive water use and achieve their water quality objectives. They do this with the support of a calibrated water balance model and guard against compromising the water supply of local communities and downstream ecosystems.

We recognise that climate change is forecasted to alter rainfall intensity and water availability, hence a systematic and adaptive approach to water stewardship is vital to our business and the communities around us.

Strategic focus areas

- Standardisation and co-ordination of our approach to water management across the business
- Roll out site-specific water stewardship goals
- Inclusion of water management as a management performance measure
- Collaboration with other stakeholders to improve sustainable water use

Performance in 2025

Enhancing site- and catchment-level water stewardship

Over 2025, our Water Stewardship initiative advanced a portfolio of one-to-two-year projects designed to deliver value-adding water stewardship goals adapted to each mine's local context. These spanned internal operational efficiency improvements, to enhanced water security and resilience within our host catchments. Oversight by the Water Stewardship Committee ensured projects were tracked rigorously against their agreed schedule and sustainability milestones, reflecting commitment to 'inside-the-fence' engineering excellence and 'outside-the-fence' community partnership. The year's progress demonstrates a maturing approach to water management – spanning enhanced industrial water recycling, application of nature-based solutions and community Water, Sanitation, and Hygiene (WASH) improvements.

In the Australia region, the primary focus remained on increasing water reuse and leveraging data for better decision making. At Sunrise Dam, significant progress was made on the construction of a new Wastewater Treatment Plant (WWTP), which will treat effluent for reuse in the processing plant, thereby reducing potable water withdrawals from Laverton. This was complemented by the rollout of a digital Potable Water Dashboard, which allows for real-time monitoring to drive reduced wastage. Similarly, Tropicana advanced its water efficiency infrastructure by commencing civil construction on a sediment settling pond to enhance underground water reuse, expanded its TSF seepage recovery strategy to explore curtain drain designs for improved management of groundwater mounding adjacent to its TSF, and is working to improve long-term sustainability of its primary water supply aquifers.

Our African operations placed a strong emphasis on community access and regional watershed governance. In Guinea, the Siguiri mine expanded reliable access to clean water by drilling and equipping boreholes across multiple host communities, despite the logistical challenges posed by seasonal flooding. In Ghana, Iduapriem advanced a strategic partnership with the Ghana Water Company to assess the feasibility of using mine pit water as an alternative raw water source for the Tarkwa municipality, while Obuasi continued its work to catalyse the formation of the Pra Basin Board for improved regional water governance. Furthermore, Geita in Tanzania received regulatory approval to trial mechanical evaporation of excess TSF water and continued its in-situ bioremediation project to safeguard downstream groundwater quality.

In the Americas, projects were characterised by environmental restoration and discharge reduction. The Cuiabá complex in Brazil successfully advanced its 'Calcinados' project to separate clean water from tailings, while simultaneously executing a landscape restoration initiative that included planting over 40,000 seedlings and providing environmental education to over 8,500 local residents. Meanwhile, Cerro Vanguardia in Argentina reinforced community trust through its participatory water monitoring programme, while implementing water recirculation in diamond drilling that yielded significant reductions in both water and diesel consumption.

This year's progress moved projects closer to attaining their goal(s) expected by 2026, but by combining technical innovation with stakeholder inclusivity, we have already seen improvements in our operational water metrics and have contributed meaningfully to the health and sustainability of the water catchments we share.

Water performance

Cumulative water withdrawals for 2025 totalled 35,992ML (2024: 26,424ML), 36% higher than the previous year. The inclusion of Sukari into the portfolio accounted for the majority (29%) of this increase, with the balance (7%) spread amongst operations in Latin America and Australia.

Group water withdrawal intensity increased 0.6% to 668L/tonne treated, from 632L/ tonne in 2024. This was ascribed to increased throughput in LATAM operations, including at the restarted Queiroz Process Plant in Brazil and vastly reduced rainfall in Australia (compared to 2024), necessitating increased imports of hyper-saline water.

Looking ahead

- Completion of 2025/2026 water stewardship projects to ensure goals are realised and gains are sustained
- Exploring development of unique context-based water metrics for operational assets
- Integrating final CMSI requirements into an updated AngloGold Ashanti Water Management Standard

Water stewardship *continued*

Water withdrawals

Surface water
13,235ML
(2024: 13,326ML)

Groundwater
14,952ML
(2024: 13,073ML)

Seawater
7,713
(2024: 0ML)

Third parties
92ML
(2024: 25ML)

Harvested rainfall
15,123ML
(2024: 19,832ML)

Other managed water
14,023ML
(2024: 15,834ML)
(dewatering and other environmental flows)

Reused water

70%
120,453ML
*(2024: 111,999ML)**

171,568ML
*(2024: 158,845ML) **

needed to sustain core operational site tasks

- Surface and underground mining
- Underground mine cooling
- Ore milling and processing
- Tailings transport and deposition
- Dust suppression
- Wash, sanitation and hygiene (WASH) services

** 2024 values revised*

Water consumption

Operational consumptions
44,308ML
*(2024: 40,779ML)**
(via evaporation, entrainment and other task losses)

Water discharges

Operational discharges
6,807ML
(2024: 6,066ML)
(to surface water)

Other managed water discharges
14,023ML
(2024: 15,834ML)
(to surface water)

RA | Reasonable Assurance for all figures



AGA Mineração, Queiroz, Brazil

Water stewardship *continued*









Case study

Landmark water management milestone for Geita

Geita has achieved a groundbreaking milestone by introducing the first application of in-situ biological sulphate reduction technology on the African continent.

This innovation has successfully reduced elevated sulphate (SO_4) concentrations in groundwater below the regulatory guideline of 500mg/L, delivering significant cost savings compared to conventional water treatment systems.

Over two decades of TSF operations, two localised sulphate hotspots developed to the northwest and southwest of the facility. Despite a natural 15-metre laterite-clay sequence designed to provide a basal barrier, structural conduits and shallow seepage resulted in elevated SO_4 levels in specific monitoring boreholes.

The transition to bioremediation represents a move towards a more sustainable and cost-effective approach to cleaning up locally impacted groundwater resources, offering a viable alternative to energy-intensive pump and treat options.

In 2020, Geita began trialling In-Situ Bioremediation (IBR), a process that promotes naturally occurring sulphate-reducing bacteria by injecting organic carbon sources, such as vegetable oil, to serve as bacterial food. This biological process converts SO_4 to insoluble metal sulphides (typically FeS), lowering concentrations without requiring energy-intensive pumping infrastructure and artificial chemicals. Crucial to the longevity of the method is the way the injected carbon adheres to the subsurface matrix, creating an immobile and durable food source that sustains biological activity for years.

However, the technology is geologically sensitive; it is most effective in permeable, sand-like substrates — such as the pebble lag deposits and high-permeability buried river channels found at Geita — where reagents can be distributed evenly. In contrast, tighter geological matrices can restrict reagent movement and inhibit microbial activity.

The 2019 pilot study at the northwestern hotspot successfully reduced SO_4 from approximately 650mg/L to 150mg/L, a four-fold decrease that has been sustained for over six years. Building on this success, a full-scale IBR programme was launched at the southwest hotspot in early 2024. The team installed a 100m bio-reactive barrier with boreholes drilled to depths of approximately 60m. Over five injection phases, 36t of reagents were introduced, resulting in a sustained five-fold reduction from approximately 1,800mg/L to 400mg/L.

While a landmark success, the project has required ongoing technical adjustments to maintain performance. Because initial geophysical surveys attempted for plume delineation proved inconclusive, the team relied on detailed hydrogeological mapping and validation drilling to target treatment zones.

Furthermore, a temporary increase in SO_4 in early 2025 at one borehole, located in a high-permeability buried river channel, was identified as potential reagent flushing downstream of the barrier. This is currently being addressed through emulsifier adjustments and follow-up injections.

The IBR approach aligns with broader sustainability goals by requiring no long-term power supply and causing minimal surface disturbance. It is significantly more efficient than traditional approaches, with treatment costs at Geita estimated at 0.08 dollars per cubic metre — roughly eight times lower than conventional water treatment costs at other regional operations.

By using hydrogeological mapping and targeted confirmation drilling to refine treatment zones, Geita is pivoting away from the installation of extensive reactive barriers and focusing on the targeted remediation of contamination plume hotspots along the TSF downstream perimeter.

This work demonstrates that IBR can deliver measurable water-quality improvements while setting a first-of-its-kind benchmark for responsible tailings management and groundwater protection across Africa.

Responsible rehabilitation and mine closure planning

Related SDGs

SDG 12 RESPONSIBLE CONSUMPTION AND PRODUCTION | SDG 13 CLIMATE ACTION | SDG 15 LIFE ON LAND

Material sustainability issues

- Management of nature and biodiversity, including land use, rehabilitation and closure
- Ensuring safety, health and overall wellbeing employees and communities
- Preparing for and managing risk and emergencies to minimise impacts on people and operations

*For more information on principal risks see the **2025 Annual Report***

Principal risks

- Adverse regulatory changes (mining rights, fiscal)
- Failure to maintain integrity of tailings storage facilities
- Failure to maintain social licence to operate
- Failure to maintain sufficient resilience to external financial drivers

Disclosure against standards

SASB EM-MM-160: Biodiversity impacts

ICMM Responsible Mining Principle 6.1: Conservation of biodiversity: Plan and design for closure in consultation with relevant authorities and stakeholders, implement measures to address closure-related environmental and social aspects, and make financial provision to enable agreed closure and post-closure commitments to be realised.

WGC Responsible Gold Mining Principle 9: Biodiversity, land use and mine closure: We will work to ensure that fragile ecosystems, critical habitats and endangered species are protected from damage, and we will plan for responsible mine closure.

AngloGold Ashanti aims to leave a positive ecological legacy when mining operations reach the end of their life.

The land we mine on is a borrowed resource that is shared with the communities that neighbour our mines. As stewards of this land, we recognise that we have a duty to restore and enhance the natural environment through responsible closure, restoration and rehabilitation.

Our commitment

AngloGold Ashanti strives to integrate mine closure planning throughout the mine life cycle. We do this by preserving and establishing natural ecosystems and where feasible, through concurrent rehabilitation, to limit our environmental impacts and liabilities. We are committed to working in partnership with communities, governments and other stakeholders to create vibrant and resilient economies that thrive long after mine closure.

Strategic focus areas

- Develop site-specific closure plans that align with the regulatory requirements of the jurisdictions within which we operate
- Mature our risk-based processes related to closure priorities, for example engineering designs for closure of TSFs and post-closure water management and treatment
- Co-develop social transition plans with communities, governments and other partners

What we measure

	2025	2024
LA | Land managed* (ha)	624,281	583,277
LA | Land rehabilitated – total (ha)	4,231	4,271
LA | Land rehabilitated in 2025 (ha)	203	171
LA | Land disturbed and not yet rehabilitated (ha)	19,796	16,354
Total rehabilitation liabilities	$729m	$700m

	Operational region	Africa	Americas	Australia
Land managed* (ha)	624,281	223,087	76,785	324,409
Rehabilitated land (ha)	203	31	95	77

* *Land managed encompasses both land held under full title ownership by AGA and areas where AGA holds mineral rights that overlap with third-party land uses (such as community settlements, municipalities, or agricultural activities).*

Rehabilitation liabilities per region ($m)


Africa(1)(2)
286.1
123.5
409.6
Australia
47.7
48.7
96.4
Americas(3)
192.3
53.5
245.8
Less equity-accounted investments included(2)
523
206.3
729.3
Restoration
Decommissioning (2025)
Total

LA | Total amount of land disturbed and rehabilitated (ha)


4,231
19,796
Total amount of land disturbed and not yet rehabilitated (ha)
Total amount of land rehabilitated (ha)

(1) *Includes Mpasatia (Bibiani pit)*
(2) *The equity-accounted investments includes Kibali*
(3) *La Colosa is classified as held for sale at 31 December 2025. The restoration liability included in liabilities held for sale is $9,3m*

Responsible rehabilitation and mine closure planning *continued*

Integrated closure planning

AngloGold Ashanti's Mine Closure Planning Standard guides the business in identifying and managing current and future risks and liabilities by stipulating that mine closure planning must be incorporated, reviewed and improved at every stage of a mine's life cycle.

Aligned with the ICMM's Integrated Mine Closure Good Practice Guide, AngloGold Ashanti's approach is holistic in that it considers the environmental, social and economic aspects of mine closure in consultation with stakeholders. Our plans include post-mining transition planning to minimise adverse impacts of mine closure on local economies through the creation of self-sustaining communities who are supported by alternative livelihood initiatives and socio-economic development programmes.

Site-specific closure plans are developed by each of our sites using a risk-based process to identify closure priorities and where we can, we rehabilitate concurrently with mining and processing operations. The Standard requires operations to have temporary closure plans (care and maintenance plans) in place for sudden suspension of operations due to issues such as declining commodity prices, rising costs, government policy changes or seismic events.

Developments in 2025

Brazil completed the final detailed closure designs and cost estimates for de-characterisation of four tailings facilities at Cuiaba and Queiroz. The Ghana EPA approved the environmental permit for the Arsenic Trioxide Treatment and Disposal Project at Obuasi. This offers the opportunity for final resolution and disposal of the toxic stockpile that has been bunkered since about 2006. Iduapriem also received EPA approval for the GTSF Closure Plan. CVSA obtained approval for its fifth version of the Mine Closure Plan and Sukari developed its first conceptual mine closure plan.

Closure planning starts where mining begins

We integrate mine closure planning throughout the mine life cycle.

Exploration phase:
Adopt and comply with the provisions of this standard as appropriate to ensure cessation and closure of exploration activities in a manner that meets the intent of the standard.

Project phase:
Develop closure plans and cost estimates in line with the requirements for major projects.

Operational phase:
Develop and update a mine closure plan and costs estimates (including social transition plan and its implementation) with increasing levels of detail and confidence over the operational phase as part of horizon planning and integrated planning.

Closure period:
Implement the final mine closure plan (including final components of social transition plan) from cessation of operations during which decommissioning, dismantling and rehabilitation occurs until the point in time where management of the site is largely limited to monitoring and maintenance.

Post-closure monitoring:
Between closure and relinquishment, the activities tend to be limited to monitoring, some maintenance where applicable and other complimentary activities (like long-term or possibly in-perpetuity water treatment) to reach physical and chemical stability. This may also include monitoring and evaluation of the social transition plan.

Relinquishment:
Obtain formal approval by the relevant regulating authorities indicating that the closure completion criteria for the mine have been met to the satisfaction of the authorities and ownership and residual liability for the land may now be accepted by the next land user.

Concurrent rehabilitation

International good practice and, in some instances, environmental regulations in the countries where we operate compel us to rehabilitate land affected by our operations both during operations and also in the closure phase of the mine life cycle.

AngloGold Ashanti's mineral right areas cover 624,281ha of land. Of the land under our active management, 4,231ha is classified as rehabilitated land and in 2025, we rehabilitated a total of 203ha of land (2024: 171ha).

Mine closure liability estimates and provisions

We strive to ensure that there are adequate resources to address our mine closure commitments and liabilities and in addition, we are required by law to make financial provisions for such work in most of the jurisdictions in which we operate.

Our consolidated Group environmental liability estimates in 2025 were \$729 million (2024: \$700 million).

We undertake quarterly reviews and updates of our mine closure liability estimates to ensure compliance with legislative changes and align them to business plans.

Mine closure liability estimates are based on legislative requirements and incorporate the cost of rehabilitation, infrastructure design, transition planning and the unit costs of the planned implementation activities.

We have implemented a variety of financial instruments/assurance, including accounting provisions, escrow accounts and bank/insurance guarantees for mine closure.

Leaving communities and nature better off

AngloGold Ashanti's goal is to ensure that communities and nature are better off after we close our operations. This is in acknowledgement of AngloGold Ashanti's long-standing presence in specific communities and how it has been intertwined with local cultures.

Our closure programmes are premised on earning stakeholder trust, thereby enhancing our chances of acquiring and keeping our social licence to operate. As a result, stakeholder input is required throughout the site's life cycle, and closure management plans balance corporate and stakeholder interests while complying with regulatory obligations and commitments.

Our mining operations play a pivotal role in local economies through employment and supply chain localisation and this approach to closure has been instrumental in our quest to continually contribute towards creating resilient communities and a positive legacy.

Looking ahead

- Commencement of the Arsenic trioxide treatment and disposal project at Obuasi
- Resolution and final approval of the Geita closure plan by the regulators
- Posting of rehabilitation bonds at Geita (pending approval of the closure plan) and CVSA
- Work to update the mine closure plans at Siguiri, Tropicana, Sunrise Dam and Sukari

Governance

Business ethics, compliance and disclosure	75
Responsible and secure sourcing and local procurement	78
Digital technology	87

Business ethics, compliance and disclosure

Related SDGs

SDG 8 DECENT WORK AND ECONOMIC GROWTH

SDG 16 PEACE, JUSTICE AND STRONG INSTITUTIONS

Material sustainability issues

- Upholding business ethics and transparency
- Preparing for and managing risk and emergencies to minimise impacts on people and operations
- Effectively managing reputational risks

For more information on principal risks see the ***2025 Annual Report***

Principal risks

- Adverse regulatory changes (mining rights, fiscal)
- Failure to maintain social licence to operate
- Failure to maintain sufficient resilience to external financial drivers

Disclosure against standards

GRI 2-15: Conflicts of interest

GRI 205-1: Operations assessed for risks related to corruption

GRI 205-2: Communication and training about anti-corruption policies and procedures

GRI 205-3: Confirmed incidents of corruption and actions taken

GRI 14.22: Anti-corruption

GRI 14.24: Public policy

GRI 415: Public policy 2016

SASB EM-MM-510a.1: Description of the management system for prevention of corruption and bribery throughout the value chain

ICMM SERF Indicator 3: Employment, Pay equity

ICMM SERF Indicator 4: Employment, Wage level

ICMM Responsible Mining Principle 1: Ethical business: Apply ethical business practices and sound systems of corporate governance and transparency to support sustainable development.

WGC Responsible Gold Mining Principle 1: Ethical conduct: We will conduct our businesses with integrity including absolute opposition to corruption.

AngloGold Ashanti appreciates that business ethics extend beyond legal compliance and subscribes firmly to behaving ethically and abiding by the rule of law in the jurisdictions in which it operates.

The Group recognises that preserving trust among stakeholders is essential to maintaining its social licence to operate and delivering long-term, sustainable business success.

Our commitment

AngloGold Ashanti is committed to upholding the highest standards of ethical conduct and integrity, which underpins stakeholder trust and supports the advancement of our business over the long term.

What we measure

Breakdown of Speak-up allegations


Bribery and Corruption 16 3
Community and Stakeholders 1 0
Compliance 12 5
Fraud 8 8
Fraud (external attempts, e.g. scams) 50 7
Human Rights 0 6
Safety, Health and Environment 32 11
Human Resources and Misconduct 361 162
Inquiry 9 6
Misuse or Misappropriation of Assets 2 0
Irregularities 20 17
Security 3 0
Crime and Theft 8 9
Other 1 0
2025
2024

Outcome of case closures year-on-year


Sub judice 0% 1%
Not an AngloGold Ashanti issue 3% 7%
Insufficient information 9% 8%
Allegations could not be proven 13% 8%
Allegations found to be true to some degree 15% 10%
Allegations found to be true 31% 29%
Allegations found to be untrue 29% 38%
2025
2024

Business ethics, compliance and disclosure *continued*

Strategic focus areas

- Increase training and awareness efforts across the business in the form of online training, induction, new video training and communication via newsletters and global briefs
- Continue monitoring and strengthening controls to prevent and detect risks, including fraud, bribery and corruption risks
- Continue to support the embedding of Group policies, standards and procedures across the Group
- Implementation of a regulatory horizon scanning tool to track and monitor upcoming laws and regulations by country
- Continue assessing business units for risks related to bribery and corruption, including as part of our combined assurance audit programme
- Continue development of a compliance programme aligned with best practice principles such as the US Foreign Corrupt Practices Act and UK Bribery Act
- Transitioning to a new Speak-up channel and case management platform provider to enhance access to channels, and improve case management, investigation and feedback capabilities
- Integrating our operations in Egypt into our Compliance programme

Performance in 2025

We appreciate our role as a responsible corporate entity and remain committed to transparency and active stakeholder engagement. Our Speak-up programme is aligned with international norms and standards.

Speak-up channels are available globally, are administered by an independent third party, NAVEX, and can be accessed via hotlines and web facilities to enable employees and communities to confidentially report issues related to legal non-compliance, fraud, bribery and corruption, human rights infringements, safety, and environmental matters. Reporters can choose to remain anonymous when reporting an incident, during the course of the investigation and after the investigation is finalised. Confidentiality protects reporters from retaliation and is integral to the Speak-up and investigation process. We prohibit and do not tolerate any form of retaliation against anyone who speaks up or against anyone participating in a Speak-up investigation. Anyone involved in retaliation against someone who has spoken up or is participating in a Speak-up investigation may be subject to disciplinary action, which could lead to dismissal.

Work continued on our refined Speak-up programme in 2025. We have transitioned to a new Speak-up platform — EthicsPoint (NAVEX) — and introduced new 24/7 Speak-up channels via telephone, desktop, mobile, and QR codes for quick and easy access. These channels also support a multitude of local languages. This aligns with our ongoing efforts to augment organisational practices, enhance channels to report misconduct, and improve case management, investigation and feedback capabilities.

In 2025, 507 reports were received, an increase from 2024 when 234 reports were received. The increase is largely attributable to the successful integration of our operation in Egypt into our Speak-up programme.

Conflicts of interest

Our Code of Ethics, Business Integrity Policy and Conflicts of Interest Group Standard emphasise the importance of avoiding situations where the interests of AngloGold Ashanti conflict, or may be perceived to conflict, with employees' personal interests or those of their family or friends, or where such situations could impair objective and effective performance of their duties.

To avoid and manage potential conflicts of interest, we have put in place:

- Mandatory disclosure of any actual or perceived conflicts of interest using the online conflicts of interest register. This register is available to our employees and suppliers, and is reviewed and managed by management. Employees are prohibited from discussing, negotiating, influencing or making decisions on any activity in which they have, or might be perceived to have, a personal interest
- Continued training awareness of the Conflicts of Interest Group Standard through our Conflicts of Interest Guidance and online training
- Continuous monitoring and assessment of our gifts, hospitality and sponsorships and conflicts of interest online registers
- Third party due-diligence process for both suppliers and third-party agents and intermediaries



Geita, Tanzania

Business ethics, compliance and disclosure *continued*

Training and communication

During 2025, we undertook activities aimed at training and providing awareness on anti-corruption policies, standards and procedures. Key among these activities were:

- The global rollout of new Ethics and Compliance online training to all employees and part-time employees with computer access, including Executive and Non-Executive Directors. The training focuses on compliance policies, standards and procedures to manage and mitigate the risk of bribery and corruption. It covers our values, our Code and key compliance standards on anti-bribery and anti-corruption, conflicts of interest, gifts and hospitality, third parties and intermediaries, and Speak-up
- The global rollout of a dedicated training video in all relevant languages to bolster our training of employees without access to computers, and to ensure that everyone receives the same high-quality training

  Formal compliance newsletters, global briefs and guidance were released Group-wide focusing on different compliance aspects including anti-corruption, Speak-up, conflicts of interest, political activities and other compliance policies, standards and procedures. These also included 'Tone from the top' messaging from leadership
- All new employees and part-time employees underwent induction training on our Code and ethics which includes anti-corruption as part of their onboarding
- Risk-based face-to-face training employees and part-time employees in procurement and government relations functions
- Training to contractors on our Code of Ethics, including anti-corruption as needed based on risk
- Annual anti-bribery and anti-corruption workshop held at Geita (Tanzania) and an inaugural workshop at Obuasi (Ghana) with key stakeholders reinforcing our commitment to ethical conduct, good governance, and collaborative action against corruption alongside our communities, suppliers, local government, and law enforcement agencies

A survey was launched to assess employees' level of understanding of compliance and Speak-up standards and procedures.

Assessing operations for risks related to corruption

Our Compliance Framework is supported by policies, standards and procedures. All our operations were assessed for risks related to bribery and corruption in 2025. Group Compliance assesses, manages and mitigates corruption risks. It also participates and conducts combined assurance audits of alignment with our anti-corruption related policies across all operations. Such audits are conducted on an annual basis.

Government relations

We operate in an evolving government and regulatory environment. The tariffs imposed by the USA on many countries around the world had material impact in the countries where we operate and subsequently our communities. Allegations of human rights abuse, electoral irregularities, suppression of opposition parties, and police intimidation following the elections in Tanzania, has impacted the perception of democracy in Tanzania. The political transition in Guinea progressed during the year, with a successful referendum in September, the election of Mamadi Doumbouya as President, and the re-appointment of Bouna Sylla as Minister of Mines and Geology.

Looking ahead

- Continue training and awareness efforts across the business in the form of online training, induction, video training and communication via newsletters and global briefs
- Continue monitoring and strengthening controls to prevent and detect risks, including fraud, bribery and corruption risks
- Continue to support the embedding of Group policies, standards and procedures across the Group
- Continue monitoring upcoming changes in laws and countries through regulatory horizon scanning
- Continue assessing business units for risks related to bribery and corruption, including as part of our combined assurance audit programme
- Continue development of a compliance programme aligned with best practice principles such as the US Foreign Corrupt Practices Act and UK Bribery Act
- Enhance our Conflicts of Interest and Gifts and Hospitality online declaration processes and monitoring

Responsible and secure sourcing and local procurement

Related SDGs

SDG 8 DECENT WORK AND ECONOMIC GROWTH | SDG 10 REDUCED INEQUALITIES | SDG 12 RESPONSIBLE CONSUMPTION AND PRODUCTION

Material sustainability issues

- Securing our social licence to operate through effective engagement and community support
- Securing and maintaining regulatory compliance, including environmental licences and permits

*For more information on principal risks see the **2025 Annual Report***

Principal risks

- Adverse regulatory changes (mining rights, fiscal)
- Failure to maintain social licence to operate
- Failure to maintain sufficient resilience to external financial drivers

Disclosure against standards

GRI 14-9: Economic Impacts

GRI 14-10: Local Communities

GRI 14-19: Forced labour and modern slavery

GRI 14-21: Non-discrimination and equal opportunity

SASB EM-MM-510.a: Description of the management system for prevention of corruption and bribery throughout the value chain

ICMM SERF Indicator 6: Local procurement: Pursue continual improvement in social performance and contribute to the social, economic and institutional development of host countries and communities.

WGC Responsible Gold Mining Principle 3: Supply chain: We will require that our suppliers conduct their businesses ethically and responsibly as a condition of doing business with us.

Our global footprint means we operate in many diverse jurisdictions, procuring from and engaging with a broad range of entities, ranging in scope and size.

To support this, our approach to our supply chain extends cost and quality, as we consider the labour, ethics and environmental practices of both our direct and indirect suppliers.

We recognise that access to economic opportunity, either through employment or business opportunities, can create sustainable economic growth, reducing poverty and inequality in the communities where we operate. By focusing on procuring locally, we seek to create value for our host communities and address issues that may impede domestic industry development and growth.

Our commitment

We ensure responsibly sourced products, and expect the same commitment from those we procure from. We also support local procurement as far as possible, by collaborating with local businesses and communities.

What we measure

Vendor evaluations undertaken


2025
751
2024
663
2023
770
2022
615
2021
87

RA | New vendors evaluated (%)


38%
45%
17%
Americas
Africa
Australia

Top 50 vendors – cyber risk summary


16%
12%
4%
68%
Very low
Medium
Low
No rating

Top 50 vendors – freedom status summary


40%
54%
6%
Free
Partially free
Not free

Responsible and secure sourcing and local procurement *continued*

Strategic focus areas

- A review of Supply Chain hazards and risks to improve safety management in logistics and warehouses
- Formalisation of the Supply Chain Risk Management strategy
- Strengthening Supply Chain talent and upskilling through internal and external programmes
- The design and implementation of the Supply Chain governance framework
- Development of commercial and capital strategies
- Development of an inventory and materials management optimisation strategy
- Continuation of the Supply Chain system implementation programme
- Support for full asset potential outcomes
- Design of the Supply Chain management operating system
- Continued implementation of the Supply Chain operating model

Responsible sourcing, value chain strengthening and local procurement

As part of our commitment to responsible sourcing, we go beyond the conventional considerations of cost and quality to investigate the labour, ethics, and environmental practices of our direct and indirect suppliers.

We expect our suppliers to conduct their business with respect for human rights and we engage in inclusive procurement practices by collaborating with local businesses and communities, and prioritise employing individuals from communities surrounding our operations.

A stringent governance policy informs our global procurement activities, and we expect the same ethical standards from both our operations and suppliers. Suppliers are required to commit to our Supplier Code of Conduct, aligning their business practices with our policies and ethical codes related to human rights, labour relations, employment practices, environmental standards, anti-bribery and corruption policies, and safety procedures.

Our Supplier Self-Assessment Questionnaire serves as a process for the registration and disclosure of supplier information before contract award.

Combating bribery, corruption and conflict of interest

Our Anti-Bribery and Anti-Corruption Standard, guides employees and suppliers in upholding non-negotiable values in an effort to combat bribery and corruption. An updated version of the standard was published during 2024, reinforcing our dedication to ethical practices. Similarly, an updated version of the Conflicts of Interest Standard was also published during 2024, mandating disclosure of any conflicts related to procurement activities.

Local procurement

Our local procurement programmes demonstrate partnerships with locally owned and operated companies. In 2024, we published our framework and guideline on local business development to formalise the process through which we contribute to local business development through local procurement.

International firms are encouraged to establish a local presence through in-country operations or local joint ventures. While regulatory requirements do not mandate local procurement in Australia and Brazil, we actively seek local partners in these jurisdictions. In jurisdictions where local-content participation is mandated by law — such as in Tanzania — we comply fully with applicable regulations by integrating qualified local suppliers or establishing approved local partnerships. In these markets, our approach prioritises early engagement with local stakeholders to ensure alignment with statutory obligations while maintaining delivery quality and commercial integrity.

Targets are established to drive continuous improvement in local procurement for each country, recognising that capacity building in each jurisdiction requires time. Our sourcing and adjudication process prioritises local suppliers, with a preference for in-country partnerships.

As a signatory of the UN Women Empowerment Principles and Global Compact, we integrate these principles into our procurement requirements. While woman ownership and empowerment ratios were not tracked in all our jurisdictions, changes were introduced in the vendor onboarding process during late 2024 and implemented in the SAP Ariba system during 2025. These metrics will be tracked and reported going forward once reporting on these have been formalised.

Vendor evaluations

During the reporting period, we completed 751 vendor evaluations, representing approximately 76% of our 2025 new vendor onboarding requests. This excludes re-evaluations of existing vendors, which are conducted regularly, and one-off vendors that do not complete Supplier Self-Assessment Questionnaires.

The number of vendor evaluations conducted during the year depends on: (1) the volume of new vendors onboarded; (2) the scheduled follow-up cycle for existing vendors; (3) changes to the vendor master database (including deactivations, blocks, removals and additions); (4) changes in operational status (such as acquisitions, care and maintenance, or divestments) affecting vendor volumes; and (5) the capacity of the global vendor management team.

Vendors that do not complete the evaluation process are not permitted to do business with AngloGold Ashanti, except approved one-off vendors exempt from the supplier self-assessment questionnaire requirement.

However, with the Company's transition to the new Ariba system as part of its global source to invoice process initiative, and the go-live of the supplier module for Australia, South Africa and North America during February 2025, and Africa and Latin America during 2026, suppliers are being invited to register onto the new platform. Registration on the new platform will improve the vendor evaluation process and the ability of the vendor management team to perform vendor evaluations.

If suppliers elect not to migrate to the new Ariba system, an escalation process will be introduced to encourage the migration take-up rate and to ensure a continued relationship between AngloGold Ashanti and the supplier.

Enterprise and supplier development

In 2025, one enterprise development and 11 supplier development initiatives were completed, including one relating to assisting suppliers to improve their processes, productivity, cycle times and efficiency, making their businesses more profitable; one relating to developing skills and mentorship of suppliers, including targeted interventions aimed at improving management capacity; and nine relating to the arrangement of supplier day events where the Company and the vendor work together on promoting full asset potential initiatives. These initiatives were provided in South Africa, Australia and Latin America.



Obuasi, Ghana

Responsible and secure sourcing and local procurement *continued*

Inclusive employment and procurement

Valuable employment and procurement opportunities are offered to our host communities at our operating sites. We support inclusive procurement practices and actively collaborate with local businesses and communities, prioritising the employment of people from host communities.

In 2025, AngloGold Ashanti's commitment to sourcing goods and services locally resulted in a total expenditure of ~$5.05bn, encompassing both operational and capital expenditure (2024: $4.26bn). This accounted for 92% of the total procurement spend for the year, which is in line with what was achieved during 2024.

We follow local employment procedures and programmes and seek to ensure we meet the regulatory requirements in our employment practices across the Group. One of our main value-sharing initiatives, which has improved both the quality of life of our host communities and our social licence to operate, is sourcing talent from nearby areas. Our hiring efforts are only one aspect of our employment localisation initiatives; we have also made a deliberate effort when selecting our contractors to uphold our commitment to using locally available skills.

Supplier technical visits

In 2025, 34 on-site supplier technical visits were completed, including seven in Brazil, nine in South Africa, one in India, three in Tanzania and 14 in Australia. All assessments were conducted by internal Company resources and one of these visits was performed in Australia based on ISO 14001 guidelines. Corrective actions were introduced for 15 of these suppliers, with four based in Australia, one in South Africa, three in Tanzania and seven in Brazil.

Measuring progress

We actively track and report on the top 50 strategic suppliers from a higher risk perspective. While this is consistent with the approach that we followed during 2024, we introduced an additional market intelligence supplier risk monitoring process to augment the top 50 strategic supplier review process. The additional process includes the supplier risk monitoring of:

- **Around 600 high-risk suppliers,** including continuous monitoring of:
  - Financial risk
  - Adverse media reporting covering any adverse news reporting on such aspects as regulatory, corruption issues, fraud, sanctions, anti competitiveness, director/management issues
  - Environmental and production, social and labour, discrimination/workplace issues, human rights, or health and safety issues
  - Event disruptions monitoring any disruption occurring and insights on the impact on demand supply/potential price impact (preliminary real time severity and impact assessment)
  - News alerts allowing for the filtering, such as M&A (covers anything related to a supplier in the given time frame)
  - Sanctions
  - ESG
  - Cyber risk
- **7,500 suppliers,** focusing on:
  - Annual financial risk
  - Adverse media risk screening

A Supplier Risk Score (SRS) is determined via a ratings methodology and attached as a quantifiable metric that offers a snapshot of the risk associated with a supplier by aggregating multiple evaluation criteria. These risk factors include:

- **Sanctions:** Determines if a supplier faces any sanctions, impacting their risk level
- **Supply chain disruption:** Assesses the robustness of a supplier's cybersecurity measures
- **Financial:** Evaluates financial health through creditworthiness assessments
- **Adverse Media Events (AME):** Monitors negative media coverage that could affect reputation
- **Politically Exposed Persons (PEP):** Identifies risks tied to individuals in significant public roles
- **Environmental, Social, and Governance (ESG):** Reviews compliance with ESG performance metrics
- **Cybersecurity:** Analyses cybersecurity strength and potential vulnerabilities

The SRS and the Supplier Health Score both evaluate key risk factors — including sanctions, supply chain disruption, financial stability, adverse media, PEP exposure, ESG, and cybersecurity — but they serve different purposes in supplier assessment. The SRS provides a focused snapshot of a supplier's risk level by aggregating these factors into a single quantitative measure used to monitor and prioritise risk. In contrast, the Supplier Health Score offers a broader, integrated perspective by weighting each risk factor to present an overall view of a supplier's stability and resilience, enabling quicker, more holistic decision making.

Each risk factor's rating is then weighted and compiled into the Supplier Health Score. This integrated approach enables procurement professionals to make swift, informed decisions by providing a streamlined, comprehensive view of supplier risk.


Supplier Risk Score
Financial risk
Events
Cybersecurity risk
PEP sanctions, adverse media
Sustainability
Custom

Responsible and secure sourcing and local procurement *continued*

Partner	Scale
beroe	Severity Levels
dun & bradstreet	1–9 Scale
DOW JONES	Descriptive Scale
creditsafe	A–E Scale
(creditor)watch	A1–F Scale
Security Scorecard	1–100 Scale
Other Existing Partners	1–100 Scale
Upcoming Partner / Customised scores	1–100 Scale

Normalised score to 1–100 scale based on industry standards


100
90
80
70
60
50
40
30
20
10

Risk Scale	Risk Level
1 - 25	Low Risk
25.1 - 50	Medium Risk
50.1 - 75	Medium - High Risk
75.1 - 100	High Risk

SRS Ratings

SRS Ratings provide a spectrum of risks from 'Low' to 'High', with each score derived from a calculated average of weighted partner assessments, enabling you to discern risk levels quickly.

Risk Factors

Sanctions

Sanctions are the initial step is assessing a supplier's risk level, determined as either 'yes' or 'no'. A supplier with sanctions is classified as high risk, overweighting all other risk factors. A Supplier without sanctions will be evaluated for an overall Risk Score based all other available risk factors.

Risk factor	Weightage in %
Events Analyses the supplier changes, risks, or incidents effecting supply chain stability.	
Financial Measures the financial stability and creditworthiness of entities. If multiple partner sets are available, the score conveying highest level of risk will be used for calculations.	29
Adverse Media Events (AME) Tracks adverse media coverage over the last three months, which may impact supplier reputation.	14
Politically Exposed Persons (PEP) Identifiers risks associated with individuals in prominent public functions. PEP is measured as present or not present. Suppliers with no PEP are considered lower risk.	14
Environmental, Social and Governance Evaluates the ESG performance and compliance.	24
Cybersecurity Evaluates the robustness of cybersecurity measures and potential vulnerabilities.	19
Total Weightage	100

Responsible and secure sourcing and local procurement *continued*

Incorporated into the SRS calculation are considerations from recognised ratings agencies and platforms, including:

Dun & Bradstreet (D&B) SER

The Supplier Evaluation Risk Rating (SER) is an easy-to-use risk metric that helps supply management professionals evaluate the long-term risk of doing business with a supplier. The SER score is based on a scale of 1—9, with 1 representing lowest level of risk and 9 implying highest level of risk.

The SER Rating predicts the likelihood that a supplier will cease operations, regardless of debts outstanding, or become inactive over the next 12 months based on the depth of predictive data attributes available on the business.

For suppliers whose headquarters are located outside the United States, the SER predicts the likelihood that a supplier will cease operations or reorganise without paying all creditors in full or obtain relief from creditors under state/federal law over the next 12 months.

The SER provides a consistent risk ranking across the globe; SER of 1—6 is at or below average risk and 7—9 is above average risk, irrespective of supplier location.

The SER Rating scoring models use D&B's information database of approximately 300 million businesses including business activity signals, detailed commercial payment experiences that capture month-to-month trends, public filing, demographic, and financial information when available.

The parameters include:

- Business activity signals
- History indicator
- Ownership of facility
- Suits, Liens, Judgments, and Prior Bankruptcies public filings
- Age of business
- Years since change in management
- Employee size, SIC and State
- Total number of Uniform Commercial Code filings
- Financial information and ratios
- Age and existence of balance sheets
- Net worth indicator
- Return on assets
- Total liabilities to net worth ratios
- Number of payment experiences
- Negative payment experiences
- Trending payment details

Dun & Bradstreet (D&B) SSI

The Supplier Stability Indicator (SSI) represents the probability that a supplier will experience significant financial stress over the next 90 days.

The SSI Scoring System uses statistical probabilities to classify businesses into a 0—10 Score Scale where 0 represents businesses that have the lowest probability of ceasing operations/becoming inactive, and 10 represents businesses with the highest probability of ceasing operations/becoming inactive.

The SSI Rating scoring models use D&B's applicable information database of approximately 197 million businesses including business activity signals, detailed commercial payment experiences that capture month-to-month trends, public filing, demographic, and financial information when available.

The parameters include:

- Business activity signals
- History indicator
- Ownership of facility
- Suits, Liens, Judgments, and Prior Bankruptcies public filings
- Age of business
- Years since change in management
- Employee size, SIC and State
- Total number of Uniform Commercial Code filings
- Financial information and ratios
- Age and existence of balance sheets
- Net worth indicator
- Return on assets
- Total liabilities to net worth ratios
- Number of payment experiences
- Negative payment experiences
- Trending payment details

CreditSafe

The scores range from A—E; A being the lowest risk, D being the highest risk and E being unrated. It measures the likelihood of a company becoming insolvent within the next 12 months. This A—E scale uses the same scoring range and risk descriptions for all countries, allowing us to compare company credit scores across the globe, regardless of the country where we trade.

Data is collected from over 200 sources where possible information is collected from official registries like Companies House, UK. CreditSafe has a network of 16 offices and trusted local partners allow them to collect information locally: ensuring the delivery of high-quality and up-to-date information.

Score Band	Description and comments
A	**Very Low Risk** Proceed with transaction — offer extended terms if required
B	**Low Risk** Proceed with transaction
C	**Moderate Risk** Proceed with caution and monitor closely
D	**High Risk** Proceed with caution and monitor regularly
E	**Not Rated** Insufficient information (Supplier not filed annual returns/unwilling to assessment) to assign a risk score

The parameters include:

- Demographics
- Directors and key executives
- Financial data and ratios
- Payment performance
- Industry analysis
- Ultimate Holding Company (UHC) performance
- Company voluntary arrangement – credit
- Others: country court judgments and mortgages

CreditorWatch

RiskScore indicates a business' creditworthiness and predicts the likelihood of default in the next 12 months. The score also ranks entities based on their riskiness with one of 14 credit ratings (from A1 to F) and a numerical score from 0—850. The higher the score, the lower risk the entity poses.

Responsible and secure sourcing and local procurement *continued*

Credit Rating	Risk Category	Recommendation
A1, A2, A3	Very low	Entity has a very strong aptitude to meet credit commitments. Extend terms within consideration.
B1, B2	Low	Entity has a strong aptitude to meet credit commitments. Unfavourable economic conditions may lead to a weakened capability to meet financial commitments. Extend terms within consideration.
B3, C1	Neutral	Entity currently has the aptitude to meet credit commitments. Unfavourable business, financial, or economic conditions may impair ability to meet financial commitments. Extend terms and monitor ongoing payment behaviour.
C2	Acceptable	Entity has an adequate aptitude to meet credit commitments. Unfavourable business, financial, or economic conditions will likely impair the capacity or willingness to meet financial commitments. Extend terms, closely monitor ongoing payment behaviour.
C3	Borderline	Entity is vulnerable and the aptitude to meet credit commitments is dependant upon favourable business, financial, and economic conditions. Trade with caution, closely monitor and consider your payment terms.
D1, D2, D3	High	Entity is currently highly vulnerable. COD trading highly recommended.
E	Impaired	Entity is currently highly vulnerable to non-payment and default. Trading eligibility must be considered.
F	Default	Entity has become insolvent or does not have the ability to trade.

Sources

- Australian Securities & Investments Commission (ASIC)
- ABR (Australian Business Register)
- Courts and judgments – (small claims and magistrate)
- Adverse data provided by CreditorWatch users
- Annual Reports
- 30+ private and public data partners

The parameters include:

- Payment defaults
- Court actions from all reporting courts in Australia
- High-risk ASIC documents (such as strike-off action and director changes)
- Mercantile enquiries, which indicate potential future court actions
- Insolvency notices
- Credit enquiries, including frequency and ordered by industry and date
- Director behaviour and their previously failed businesses to help identify risk and phoenixing activity
- Company financials and news

Dow Jones

The Dow Jones Adverse Media Entities count is essential as a company's brand reputation is among its most valuable assets. Regulators, especially those of financial institutions, are now requiring 'adverse media' coverage as part of due diligence and compliance matters. By knowing the illegal, immoral or unethical conduct of a third party, companies can better evaluate the cost/benefit balance of proposed business relationships.

Dow Jones identifies adverse media coverage on companies across 17 categories of reputational risk, providing negative news intelligence on company conduct under formal investigation or alleged to have taken place.

Dow Jones – Politically Exposed Persons (PEP) identifies data on individuals and entities under the Dow Jones Watchlist,

- Around 1.5 million individual profiles with coverage across 22 high-risk job categories
- More than 28,000 state-owned organisations across 185 countries that are owned or controlled by individuals, entities, countries, or regions that are sanctioned by the (OFAC - US) and/or the European Union or other regulations

Data is compiled from sources in over 200 countries and includes details such as names in native language script and corporate identifiers, as well as cross-references to Special Interest Persons who are profiled for the same issues.

The parameters include:

- Corruption issues
- Regulatory issues
- Fraud issues
- Sanctions (OFAC, European Union, and other key regulatory authorities)
- Product/service issues
- Production/supply chain issues
- Environmental issues
- Workforce disputes
- Discrimination/workforce rights issues
- Workforce health/safety issues
- Human rights issues

Security Scorecard

The cybersecurity ratings can be compared to financial credit ratings. Just as a poor credit rating associated with a greater probability of default, a poor cybersecurity rating is associated with a higher probability of sustaining a data breach and other adverse cyber events.

Responsible and secure sourcing and local procurement *continued*

Security Scorecard scans the entire IPv4 web space at a regular cadence to identify vulnerable digital assets and monitors signals across the internet, relying on a global network of sensors that span the Americas, Asia, and Europe. It supplements its data collection with an external feed from approximately 40 third-party public and commercial data sources. The Company ingests approximately 1.5 Terabytes of data daily as part of a signal collections program.

Grade	Score
A	>90
B	80-89
C	70-79
D	60-69
F	<60

- Security Scorecard calculates and provides detailed reports on 10 different factor scores. The factor scores group and describe different aspects of cyber risk along multiple axes. They allow security teams to identify vulnerable areas and focus their remediation efforts on where they will have the greatest impact.
- Each factor has a numerical weight, which reflects the severity or risk that the factor contributes to the overall cybersecurity posture. The magnitude of the weights is presented categorically in the table displayed here.
- An organisation's Total Score is calculated as the weighted average of its Factor Scores.
- Individual Factor Scores are calculated based on the severity and quantity of security issues or findings associated with the factor.

Factors	Weigh	Description
Network Security	Medium	Detect insecure network settings
DNS Health	Medium	Detecting DNS insecure configurations and vulnerabilities
Patching Cadence	Medium	Out of date company assets which may contain vulnerabilities or risks
Endpoint Security	Medium	Measuring security level of employee workstations
IP Reputation	High	Detecting suspicious activity, such as malware or spam, within your company network
Application Security	Medium	Detecting common website application vulnerabilities
Cubit Score	Low	Propriety algorithms checking for implementation of common security best practices
Hacker Chatter	Low	Monitoring hacker sites for chatter about your company
Information Leak	Medium	Potentially confidential company information which may have been inadvertently leaked
Social Engineering	Low	Measuring company awareness to a social engineering or phising attacks

Ecovadis Sustainability Rating (BYOL)

EcoVadis evaluates a company's sustainability performance by examining its policies, actions, and results. This assessment is built upon seven core principles and aligns with major international sustainability standards, including the UN Global Compact and GRI. The evaluation covers a broad spectrum of sustainability issues, grouped into four key themes, with a particular focus on the environmental impact throughout a product's entire life cycle, from production to disposal. Importantly, the rating agency assesses the sustainability practices of a company's entire supply chain, extending beyond direct suppliers to include second and third-tier partners. Essentially, EcoVadis provides a comprehensive and standardised way to measure and benchmark a company's commitment to sustainable business practices.


Increasing Risk
Best in Class
Sustainability Performance
0–24
Insufficient
25–44
Partial
45–64
Good
65–84
Advanced
85–100
Outstanding
Likely Outcome
High Risk
Medium Risk
Engaged
Medium Opportunity
High Opportunity


Kibali, Democratic Republic of the Congo

Sub-domains and Critical Factors

a) Environment

- **Operations**
  - Energy consumption and GHGs
  - Water
  - Biodiversity
  - Air pollution
  - Materials, chemicals and waste
- **Products**
  - Product use
  - Product end-of-life
  - Customer health and safety
  - Environmental services and advocacy

b) Labour and human rights

- **Human resources**
  - Employee health and safety
  - Working conditions
  - Social dialogue
  - Career management and training
- **Human rights**
  - Child labour, forced labour and human trafficking
  - Diversity, equity and inclusion
  - External stakeholder human rights

c) Ethics

- **Anti-competitive practices**
- **Corruption**
- **Responsible information management**

d) Sustainable Procurement

- **Supplier environmental practices**
- **Supplier social practices**

Responsible and secure sourcing and local procurement *continued*

Kloopify ESG

Kloopify ESG scores provide a comprehensive assessment of a company's ESG performance by leveraging structured data, publicly available information, and industry context. The methodology ensures a balanced and data-driven evaluation, prioritising real actions over commitments while incorporating industry-specific risks and benchmarks. The Kloopify ESG scores covers a broad universe of companies — including public and private entities, including approximately 130 million active companies in 250 geographies (as of February 2025). Some companies may have partial ESG data; minimum data thresholds are applied to ensure credibility.

The ESG Scores include an overall ESG score, individual ESG scores, and 26 additional scores for each of the risk criteria, where applicable.

The overall ESG score will be between 0—100, where 100 would be the best performing company and 0 the worst performing. Score interpretation is as follows:

- **0—44 (Poor)** — represents a company with severe ESG shortcomings or no ESG-related activities.
- **45—59 (Neutral)** — represents a company with several instances of ESG shortcomings or a lack of transparency regarding ESG-related activities.
- **60—74 (Good)** — represents a company with some leading practices in several ESG pillars and limited shortcomings.
- **75—100 (Excellent)** — represents a company with exemplary performance across all ESG pillars.

Supplier.io — Supplier Diversity

Through the partnership with Supplier.io we leverage the largest and most accurate database of certified small and diverse suppliers. Supplier.io database aggregates data from over 370+ certification agencies and tracks over 1.7 million diverse suppliers.

Supplier events

Comprehensive event insights are tracked and reported for our suppliers providing near real-time insights and alerts for over 200 event types, including production delays, financial instability, regulatory changes, and natural disasters. The ability to focus the tracking to specific locations and category risks are provided to enable proactive mitigation.

The results of monitoring are reported on advanced analytics dashboards to:

- Help prioritise actions by identifying top-impacted suppliers and categories
- Provide insights into adverse and cheerful events, delivering a balanced view of supplier performance
- Highlight risk scores which have been dynamically derived from recently impacted events, ensuring dynamic and realistic supplier risk assessments
- Assess event severity, impacted suppliers, affected categories, and associated spend for informed decision making
- Interactively visually view events on an interactive map for enhanced analysis and monitoring
- Receive near real-time email alerts for timely updates and quick response

The events monitored include:

- Production and operational disruptions
- Financial and business performance
- Merger and acquisition events
- Regulatory and legal compliances
- Health and safety issues
- Environmental impact
- IP rights violations
- Unethical business practices
- Natural disaster disruptions
- Business practice disruption events

Reviews monitor key risk indicators across multiple dimensions, including adverse media, financial risk, cybersecurity, ESG performance, sanctions, and PEP. Each risk category is assigned a weight to ensure balanced evaluation:

Financials	**20%**
Supply chain	**20%**
Adverse media	**20%**
ESG	**20%**
Cybersecurity	**10%**
Others	**10%**

The weighted scoring system ranks suppliers on a risk scale of High Risk, Medium to High Risk, Medium Risk, and Low Risk. Based on this classification, we determine the appropriate engagement approach, including mitigation measures and follow-up actions.

Due to the magnitude of vendors being included into the additional market intelligence supplier risk monitoring process and the significant effort involved in setting up this evaluation tool, the agreed implementation approach was to start focusing on the 596 high-risk vendors first during 2025. As at the end of 2025, 453 high-risk vendors were evaluated, returning the following results:

Suppliers by Risk Level


High
0
Med High
4
Med
175
Low
274
0
High Risk
Low Risk
No Rating
453 Suppliers

Suppliers by Risk Factor


High
3
Med High
3
Med
25
Low
406
16
High Risk
Low Risk
No Rating

Responsible and secure sourcing and local procurement *continued*



Tropicana, Australia

Managing supplier risk

In 2025, 76% of suppliers were screened using human rights priorities.

While we do receive some risk assessment information from our external independent market intelligence provider and some supplier risk assessors, the outcome of those findings is woven into the internal assessment process, which is consistent with the way assessments have been performed historically.

The supply chain function has a strong corporate leadership team, with regional and site supply chain teams as support. These teams' roles are supported by functional disciplines, including Compliance, Risk, Finance, Internal Audit, Safety, Health and Security, as well as by business stakeholders.

Principal concerns of suppliers in 2025 included:

- Responsible sourcing
- Procurement opportunities
- Localisation
- Supply chain risks, including modern slavery and labour rights abuses
- Supplier relationship management
- Supplier performance
- Contractor management
- Contract management
- ESG performance monitoring
- Promotion of transparency and access to information

Results for 2025 indicated that 54% of suppliers are in countries/regions that are considered free, where the civil liberties of its citizens are protected, while 40% are considered partially free, where citizens have some political rights and civil liberties, and 6% are considered not free, where citizens have no political rights or civil liberties.

Additionally, 25% of suppliers presented low to very low cyber risks, with 4% presenting medium cyber risks; 68% of suppliers do not have a cyber risk rating.

When modern slavery, human rights or other risks are identified, we collaborate with the Supplier and Compliance teams to evaluate the severity, define corrective actions, and follow the approach recommended by Group Compliance.

Mitigative efforts include the implementation of corrective action plans, including contractual commitments, training programmes, and follow-up reviews. Reassessments of vendor evaluations are performed at a minimum on a 24-month basis to confirm the status of the initial assessment and evaluate changes to status thereof.

Performance in 2025

Significant progress has been achieved during 2025 as the Company continues to actively work toward improving responsible sourcing and local procurement processes. We progressed on the standardisation of the supplier life cycle, procurement, and contract management processes, with advancements in the design and implementation of the SAP Ariba system to accommodate these processes.

Localisation spend and spend rate for 2025 amounted to $5.05bn and 92%, respectively.

Some of the targets and progress achieved in 2025 included the implementation and development of the programme to assign the right resources and prioritise tracking and measuring gender diversity in the supply chain group. Continuing from the onset of the Bravo global leadership development programme for women in Procurement and Supply Chain during 2024, the Company was awarded the Bravo Member Organization of the Year Award that exemplifies The Faculty's Bravo values through active participation, collaboration, innovation, leadership, and positive contribution to the network.

Also, during 2025, the World Gold Council's Mining Share Value team highlighted the AngloGold Ashanti Local Procurement Policy as Leading Practice.

Looking ahead

The focus during 2026 and beyond is expected to relate to the migration of the supplier life cycle, procurement, and contract management processes from SAP ECC to SAP Ariba in a standardised global system, governed by standardised global processes, with some regional nuances where necessary and continue with the focus on the strategic areas in progress during 2025.

Digital technology

Related SDGs

SDG 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE | SDG 16 PEACE, JUSTICE AND STRONG INSTITUTIONS

Material sustainability issues

Our approach to technology is driven by the need to balance advancement with the mitigation of complex digital risks.

Key material sustainability issues include:

- Safeguarding data privacy and cybersecurity
- Upholding ethics and transparency
- Preparing for and managing risk and emergencies to minimise negative impacts on people and operations
- Effectively managing reputational risk

For more information on principal risks see the ***2025 Annual Report***

Principal risks

- Cybersecurity breach or event
- Failure to maintain social licence to operate
- Business integrity breach

Disclosure against standards

GRI 418: Customer privacy

Digital technology is integral to AngloGold Ashanti's business functions and operations.

It serves as a critical enabler for operational efficiency and value delivery, ensuring that we remain competitive and sustainable. However, we recognise that the ungoverned adoption of technology poses significant risks. Safeguarding our people, assets, and products remains vital to business continuity.

Our commitment

AngloGold Ashanti is committed to protecting the security and value of its assets through the responsible deployment and use of digital technology across its operations and activities. We are committed to integrating cyber safety into our overall safety and security processes to protect the business and the privacy of our stakeholders. Guided by stringent governance and risk management principles, our approach allows us to capitalise on technology without jeopardising operational stability.

What we measure

	2025	2024
Independent Cybersecurity Scorecard	98	98
Average system patching compliance	0.94	1
Cyber awareness compliance	100%	100%
Number of courses per year	400%	400%
Number of material cyber incidents	—%	—%
Downtime linked to cyber incidents	—%	—%
Active AI policy	Under Review	No
Backup compliance for critical systems	100%	100%
Disaster recovery testing of critical systems	Annually	Annually

Digital technology *continued*

Strategic focus areas

To ensure operational integrity and address emerging threats, we focus on the following areas:

- Increase our Information and Operational Technology security postures to address emerging threats and technologies
- Expand visibility and management of Operational Technology security to ensure operational integrity
- Extend our Manage, Detect, and Respond capabilities across Information and Operational Technology environments
- The development of an AI governance and use strategy
- Reinforce our Cyber Safety governance framework by aligning with industry best practices and integration with broader governance structures
- Increase user awareness through training and targeted testing campaigns

Performance in 2025

AngloGold Ashanti is open to considering new ideas and innovations that improve operational efficiency and reduce costs. Our operations rely heavily on both Information and Operational Technology, and the evolution of both presents opportunities to drive innovation while staying ahead in a rapidly-changing landscape. The increasing risks linked to advancing technologies necessitate that we scrutinise each new digital technology prior to its adoption. We deploy new technology only where it has measurable benefits and when it is safe to integrate into our closely monitored systems.

During the year, significant advancements were made in our Operational Technology programme with our 'Manage, Detect, and Respond' capabilities extended across environments. Furthermore, we reinforced our Cyber Safety governance framework by aligning with industry best practices, including Sarbanes-Oxley Act controls and frameworks such as Cobit, NIST, COSO, ISO 31000, and ISO 27000.

Framework and strategy

Over the last three years, we have developed a rigorous technology evaluation and management model to prevent the acquisition of unchecked technologies that put physical or digital assets at risk. Our digital technology strategy integrates governance practices and risk management methodologies to ensure asset security.

At the heart of this strategy is the Opportunity Framework. This framework sets out the process for decision making and management of technology-related risks while aligning initiatives with corporate objectives.

Pre-adoption evaluation and risk mitigation

Digital technology adoption is a strategic consideration that is centralised, rather than delegated to different regions or functions. All proposals, regardless of size, must go through the Opportunity Framework.

Requests are funnelled through our VP, Strategy and Governance, whose team ensures the business case is well understood. The Project Management Office under this VP is responsible for project management from budget to delivery and making sure projects align with Group objectives.

The opportunity is then reviewed by solution and enterprise architects, with final review by the SVP, Digital Technology.

Investigations involve cyber reviews on the product and the supplier, as well as an assessment of the skills required to use and maintain the technology internally.

We recognise that not all solutions require cutting-edge technology; sometimes the answer requires innovative thinking or process-orientated solutions.

Governance and oversight — addressing digital security at Board level

The Board has entrusted the oversight of digital technology to the Audit and Risk Committee. The Committee is kept informed about cyber matters, including the prevention and detection of threats, mitigation strategies, and post-incident remediation.

The SVP, Digital Technology provides updates directly to the Audit and Risk Committee, and cyber has been incorporated into the mandates of Group Risk Management and Group Internal Audit.

Annual risk assessments are integrated into our Company-wide risk management system, and annual audits are conducted by internal and external providers. Disaster Recovery plans are in place and tested annually.

Around-the-clock surveillance

The complexity of the cyber landscape means we continually aim to strengthen our monitoring. Our internal team is augmented by a 24-hour third-party Security Operations Centre for real-time monitoring. The internal team, headed by the SVP, Digital Technology and the VP, Cyber Safety, who serves as the Company's Chief Information Security Officer (CISO), work in partnership with the centre and other third-party partners.

The SVP, Digital Technology is accountable for the digital technology function, while the VP, Cyber Safety oversees the implementation of Cyber Safety initiatives. They are supported by the Cyber Risk Committee, which includes members from Internal Audit, Risk Management, Security, Safety, Compliance, and legal counsel.

Mitigating supply chain risk

AngloGold Ashanti continues to embed Cyber Safety standards into all third-party relationships. The inclusion of a cyber clause in new vendor contracts ensures service level agreements and roles for managing threats are established from the outset.

To fortify oversight, we use an established third-party risk management solution to continuously monitor and rank risks in our vendor network. We also partner with providers such as the Center for Internet Security to gauge readiness and conduct periodic penetration test exercises using reputable security firms.

Ethical use of technology and artificial intelligence (AI)

As we embrace new possibilities, it is crucial to establish guidelines for the responsible use of digital technologies. Our commitment to ethical conduct and compliance extends to the use of AI, governed by the Group's governance framework and Code.

The importance of digital technology governance is increasingly evident with the advent of AI, which can be powerful but carries new risks that can require additional diligence. Unlike other technologies, AI solutions present challenges due to their complexity and potential for outcomes that individual users may not fully seek to validate. AI also possesses the ability to learn from and further disseminate data, raising concerns about privacy and data-sharing.

In the interim, AngloGold Ashanti requires the careful management of AI-based tools; users are held accountable for the outputs or impacts of the outputs used and are not permitted to input corporate data.

The use of AI-based technology must also be disclosed when presenting work.

Shared responsibility and vigilance

We have aligned cyber with our commitment to safety, making it a shared responsibility.

We run awareness campaigns encouraging a safety-first approach to cyber matters. Working with the concept of a 'human firewall', we revitalised our strategy to empower employees to recognise risks and protect our operating environments.

These efforts are supported by compulsory cyber training for all employees and contractors, conducted via a third-party platform.

Looking ahead

We are currently finalising our updated outlook for 2026 to ensure continued resilience and innovation.

Digital technology *continued*

Case study

Gold Bar Integrity programme showcases transformative technology

As a company committed to mining to empower people and advance societies, AngloGold Ashanti recognises that our social licence to operate is built on a foundation of trust, transparency, and accountability.

In an era where investors, regulators, and consumers increasingly demand proof of ethical production, ensuring the absolute integrity of our product from mine to market is paramount. To meet these evolving expectations, we had fully integrated all our global operations, except Sukari, into the Gold Bar Integrity (GBI) programme. Integration of Sukari is scheduled for completion in 2026.

The GBI programme is a transformative industry-led initiative developed by the World Gold Council (WGC), of which we are a member, and the London Bullion Market Association (LBMA). It utilises a secure, immutable blockchain-based database to register and track gold bars across the entire supply chain. By creating a 'digital twin' for every bar produced, the platform provides a verifiable record that the gold was responsibly mined, refined, and traded.

Our participation in this initiative is a natural extension of our commitment to the Responsible Gold Mining Principles (RGMPs) and further enhances our compliance with the WGC Conflict-Free Gold Standard. By digitising our supply chain, we have moved beyond manual due diligence to a system that automates risk identification and flags potential issues in real-time. This proactive approach ensures that our gold remains part of a trusted ecosystem that excludes illicit or nefarious actors.

The implementation of the GBI platform followed a structured, phased approach across our diverse geographic portfolio. This began with our Africa BU, where all operations were brought online by late 2024. These sites now achieve a 'miner-refiner handshake' by sharing real-time provenance data directly with Rand Refinery, a long-standing GBI partner.

In Argentina, our Cerro Vanguardia operation successfully integrated with the Argor-Heraeus refinery in Switzerland, which was already active on the GBI platform. Similarly, in Brazil, we implemented the technology across our AGA Mineração and Serra Grande (sold to Aura Minerals Inc effective 1 December 2025) operations. This included the onboarding of our own Queiroz Refinery, allowing us to provide downstream markets with full chain-of-custody documentation for our refined products.

Our journey concluded in the first half of 2025 with the onboarding of our Australian operations, Sunrise Dam and Tropicana, which are capturing provenance data on the GBI platform, ahead of sharing with our Australian refiner, pending its decision to adopt the platform. Once this happens, 100% of our managed production will be digitally tracked. This end-to-end coverage across four continents demonstrates our commitment to a standardised, global approach to transparency.

Post-implementation support was provided across all operations to ensure the system was fully embedded within standard operational processes, with further optimisation planned for 2026.

Internally, the transition was managed by a multi-disciplinary project team comprising experts from corporate, operations, treasury, and digital technology in conjunction with aXedras which developed the platform. The aXedras Bullion Integrity Ledger, a system based on enterprise blockchain technology, provides a high level of data security while maintaining the confidentiality of sensitive ownership information.

Beyond mere compliance, the GBI platform offers significant operational efficiencies. By using a single portal to exchange assay results and provenance documents, we have streamlined our interactions with refiners and logistics providers. This digital transformation reduces the administrative burden on our sites while enhancing the accuracy and timeliness of our data flow.

Through this initiative, we are not just producing gold, we are providing peace of mind to everyone who purchases our product.

Rand Refinery supports next level digitisation through Gold Bar Integrity platform

Rand Refinery, a world-class refiner and LBMA Good Delivery Refiner and Referee, also makes use of the blockchain technology-based Bullion Integrity Ledger™ – a single, secure, digital supply-chain solution which ensures the combination of efficiency, integrity, traceability and confidentiality of data and business transactions. After joining the aXedras platform in May 2024, Rand Refinery officially went live on the Gold Bar Integrity platform in August 2024, enabling end-to-end visibility of gold deposits from mine to product through detailed provenance records and integrity certification.

As an early-adopting refinery, Rand Refinery has actively contributed to the successful adoption of the aXedras platform by assisting some of its depositing customers with end-to-end testing. This ensured a smooth onboarding experience and reinforced Rand Refinery's collaborative approach to advancing digitisation in the precious metals supply chain. The refinery also supported several bullion banks with end-to-end testing on the platform during onboarding.

Rand Refinery issued its first digital certificate indicating the origin of sourced materials and chain of custody for a specific product range in 2019 and since then has developed a range of gold products to further support transparency, integrity and responsible sourcing among precious metal market stakeholders.[*see Products - Rand Refinery*].

The Rand Refinery's shareholders include AngloGold Ashanti which has a 42.41% stake.

By adopting digital technologies that support its commitment to responsible sourcing and product provenance, every Rand Refinery gold bar carries with it the lived legacy of ESG excellence. Its shareholders' mines are deeply rooted in Africa's mining heartland. Traceable gold offers an opportunity to transform communities, build infrastructure, promote food security, provide currency and promote education so that the communities which have mineral resource endowments can be sustainable beyond these resources.


RAND REFINERY
LOXODONTA
RAND REFINERY
Au 999.9
100g
FINE GOLD
RRR00000
RAND REFINERY

Additional information

Assurance statement

Independent practitioner's reasonable and limited assurance report on selected key performance indicators

To the Management of AngloGold Ashanti PLC

Assurance Opinion and Conclusion

We have conducted a combination assurance engagement on selected disclosures for limited ('Information LA') and reasonable ('Information RA') assurance respectively as described in the assurance objectives and as presented in AngloGold Ashanti PLC's (AngloGold Ashanti) Sustainability Report and ESG Workbook ('the Reports') for the year ended December 31, 2025.

Reasonable Assurance Opinion

In our opinion, the Information RA of the accompanying Sustainability Report and ESG Workbook of AngloGold Ashanti is fairly presented, in all material respects, in accordance with the applicable framework and entity-developed criteria outlined below. The entity-developed criteria document is *available here*.

Limited Assurance Conclusion

Based on the procedures performed and the evidence obtained, nothing has come to our attention that causes us to believe that the selected Information LA in the Sustainability Report and ESG Workbook of AngloGold Ashanti is not prepared, in all material respects, with the applicable framework and entity-developed criteria outlined below. The entity-developed criteria document is available is *available here*.

Assurance Boundary

The assurance scope for the 2025 assurance engagement consists of AngloGold Ashanti's operations that were managed for the full 2025 finanical year and excludes Kibali in the Democratic Republic of the Congo, as at 31 December 2025.

Assurance Objectives

The purpose of the assurance engagement was to provide the Directors of AngloGold Ashanti with an independent assurance report on whether:

a. Anglogold Ashanti meets the implementation and reporting requirements in terms of its WGC membership as disclosed with specific reference to the RGMPs (Limited Assurance), and

b. the Report meets the following objectives as per the ICMM Mining Principles Dec 2023. (Limited Assurance)

- **ICMM SUBJECT MATTER 1:** AngloGold Ashanti's conformance with the ICMM Mining Principles, including the associated mandatory requirements set out in the ICMM Position Statements. (Limited Assurance)
- **ICMM SUBJECT MATTER 2:** AngloGold Ashanti's material sustainability risks and opportunities that form the basis of its review of the business and the views and expectations of its stakeholders. This involves AngloGold Ashanti's approach to identify, prioritise and respond to its material sustainable development (SD) risks and opportunities. (Limited Assurance)
- **ICMM SUBJECT MATTER 3:** The existence and status of AngloGold Ashanti's implementation of systems and approaches used to manage its identified material SD risks and opportunities. (Limited Assurance)
- **ICMM SUBJECT MATTER 4:** Reporting on AngloGold Ashanti's performance during the reporting period reflected by the following subject matter disclosures relating to AngloGold Ashanti's material SD risks and opportunities:

Selected disclosures covered by Reasonable Assurance procedures (marked with a 'RA' on the relevant pages of the Reports)

Key Performance Indicator	Unit Of Measurement
Type of injury and rates of injury and number of work-related fatalities	Number and Rate
Occupational diseases (Malaria and Noise-induced Hearing Loss)	Number
Community investment (CSI)	USD
Total greenhouse gas (GHG) emissions (Scope 1 and 2)	tCO_2e
Total energy consumed (direct and indirect)	GJ
Percentage grid electricity and percentage renewable	Percentage
Water withdrawal, discharge and reuse	Kl
Total amounts of overburden, rock, tailings, and sludges	Megatonnes
Percentage of security personnel trained in the organisation's policies and procedures concerning aspects of human rights (VPSHR) that are relevant to operation	Percentage
Percentage and total number of operations that have been subject to human rights reviews and/or impact assessments	Percentage and Number
Percentage of new suppliers that were screened using labour practices/human rights impacts criteria	Percentage
Royalties and taxes paid to government in terms of Extractive Industries Transparency Initiative (EITI) Principles	$ million
Total average number of employees and contractors	Number
Training and Development expenditure	$ million
Percentage of employees covered by collective bargaining	Percentage
Gender at Board, Executive, and Company levels, by region	Number

Selected disclosures covered by Limited Assurance procedures (marked with a 'LA' on the relevant pages of the Reports)

Key Performance Indicator	Unit Of Measurement
Proportion of spending on locally based suppliers at significant locations of operation	$ million
Operational sites owned, leased, managed in or adjacent to protected areas and areas of high biodiversity value outside protected areas	Number
Total weight of waste by type and disposal method	Tonnes, Kilotonnes and Megatonnes
Amount of land (owned, or managed) disturbed or rehabilitated	Hectares
Number of grievances about human rights impacts/ impacts on society filed, addressed and resolved through formal grievance mechanisms	Number
Significant actual and potential negative human rights impacts in the supply chain and actions	Narrative
Scope 3 GHG Emissions	tCO_2e

Assurance statement *continued*

- **ICMM SUBJECT MATTER 5:** AngloGold Ashanti's application of disclosures regarding the Company's prioritisation process for selecting assets for third-party Performance Expectations (PE) Validation on Pages 2, 38, 41, 43, 55 of the Sustainability Report and, ESG Data Workbook 2025 under the 'ICMM self-assessment' tab. (Limited Assurance)

Applicable Criteria

The following suitable assessment criteria were used in undertaking the work:

a. The WGC RGMP criteria
b. The ICMM Mining Principles as defined by the following subject matter criteria:

- **ICMM SUBJECT MATTER 1:** ICMM Principles and relevant PEs, and mandatory requirements set out in the ICMM Position Statements.
- **ICMM SUBJECT MATTER 2:** AngloGold Ashanti's description of its process for identifying material issues that meet the principles of completeness and materiality as defined in the Global Reporting Initiative (GRI).
- **ICMM SUBJECT MATTER 3:** AngloGold Ashanti's description of systems and approaches (as reported) that meet the reporting requirements for management of SD risks and opportunities in line with the requirements of GRI.
- **ICMM SUBJECT MATTER 4:** Completeness, accuracy and validity of reported sustainability data throughout the Report in accordance with GRI, SASB as well as AngloGold Ashanti's operational Safety and Sustainable Development Indicator Definitions and Guidance Notes.
- **ICMM SUBJECT MATTER 5:** The description of the AngloGold Ashanti's asset prioritisation process and its application.

Basis for Reasonable Assurance Opinion and Limited Assurance Conclusion

We conducted our assurance engagement in accordance with International Standard on Sustainability Assurance (ISSA) 5000, *General Requirements for Sustainability Assurance Engagements,* issued by the International Auditing and Assurance Standards Board.

The procedures in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

Our responsibilities under this standard are further described in the *Practitioner's Responsibilities* section of our report.

We are independent of AngloGold Ashanti in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code) issued by the International Ethics Standards Board for Accountants, as applicable to sustainability assurance engagements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code.

Our firm applies International Standard on Quality Management 1, *Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements,* which requires the firm to design, implement and operate a system of quality management, including policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our reasonable assurance opinion and limited assurance conclusion.

Other Information

Management of AngloGold Ashanti is responsible for the other information. The other information comprises the information included in AngloGold Ashanti's Reports, but does not include the Information RA and Information LA subject to this engagement and our assurance report thereon.

Our reasonable assurance opinion and limited assurance conclusion on Information RA and Information LA, respectively, do not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our assurance engagement on the selected sustainability disclosures, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the selected sustainability disclosures, or our knowledge obtained in the assurance engagement, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities for the Selected Sustainability Information

Management of AngloGold Ashanti is responsible for:

- The preparation of the Information RA and Information LA in accordance with the following:
  - Global Reporting Initiative
  - WGC RGMP
  - ICMM Mining Principles
  - AngloGold Ashanti's operational Safety and Sustainable Development Indicator Definitions and Guidance Notes
- Designing, implementing and maintaining such internal control that management determines is necessary to enable the preparation of the selected sustainability disclosures in accordance with the applicable criteria, that is free from material misstatement, whether due to fraud or error.
- Those charged with governance are responsible for overseeing AngloGold Ashanti's sustainability reporting process.

Practitioner's Responsibilities

Our objectives are to:

a. Plan and perform the assurance engagement to obtain reasonable assurance about whether the Information RA is free from material misstatement, whether due to fraud or error, and to issue an assurance report that includes our opinion.
b. Plan and perform the assurance engagement to obtain limited assurance about whether the Information LA is free from material misstatement, whether due to fraud or error and to issue an assurance report that includes our conclusion.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence decisions of users taken on the basis of the Information RA and Information LA.

As part of both limited and reasonable assurance engagements in accordance with ISSA 5000, we exercise professional judgement and maintain professional scepticism throughout the engagement. We also:

- Perform risk assessment procedures, including obtaining an understanding of internal control relevant to the engagement, to identify and assess the risks of material misstatement, whether due to fraud or error, at the assertion level (for Information RA) and the disclosure level (for Information LA) for the disclosures but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.
- Design and perform procedures responsive to the assessed risks of material misstatement at the assertions level (for Information RA) and the disclosure level (for Information LA) for the disclosures in the Information RA. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Assurance statement *continued*

Summary of the Work Performed for Limited Assurance Conclusion

A limited assurance engagement involves performing procedures to obtain evidence about the Information LA. The nature, timing and extent of procedures selected depend on professional judgement, including the assessed risks of material misstatement at the disclosures level, whether due to fraud or error, in the Information LA.

In conducting our limited assurance engagement, the following was performed:

- Interviews with relevant functional managers from AngloGold Ashanti and inspection of information provided to test and verify the existence and completeness of procedures and processes in place for adherence to the ICMM Mining Principles and the WGC requirements.
- A combination of desktop and onsite reviews at four sampled operations across its universe of operations. This involved testing, on a sample basis, the measurement, collection, aggregation and reporting of selected sustainability information at each operation.
- Inspection and corroboration of supporting evidence to evaluate the data generation and reporting processes against the applicable criteria.
- Reporting the assurance observations to management as they arose to provide an opportunity for corrective action prior to completion of the assurance process.
- Assessing the presentation of information relevant to the scope of work in the Report to ensure consistency with the assurance observations.

Inherent Limitations

Conversion factors used to derive emissions and energy used from fuel and electricity consumed, are based upon information and factors derived by independent third parties. The assurance work did not include an examination of the derivation of those factors and other third-party information.

Other Matters

The total amounts of overburden, rock, tailings, and sludges disclosure was not included in prior year assurance engagements and thus was not previously subject to assurance.

The maintenance and integrity of AngloGold Ashanti's website disclosures is the responsibility of AngloGold Ashanti's management. Our procedures did not involve consideration of these matters and, accordingly, we accept no responsibility for any changes to either the information in the Reports or our independent assurance report that may have occurred since the signature date of this assurance report.



Petrus Gildenhuys | Director

IBIS Environmental Social Governance Consulting Africa Proprietary Limited (Trading as SLR Consulting)
3rd Floor, 4 Sandown Valley Crescent
Sandown, Sandton, Johannesburg
South Africa
2031

16 March 2025

Content index: GRI, SASB and ICMM SERF

GRI content index

Statement of use	AngloGold Ashanti plc has reported in accordance with the GRI Standards 2021 for the period 1 January 2024 to 31 December 2025 in the Sustainability Report 2025 (SR), the Annual Report 2025 (AR) and the ESG and Sustainability Data Workbook 2025. GRI 1: Foundation 2021 and GRI 14: Mining Sector 2024 have been used to compile this content index.
GRI 1 used	GRI 1: Foundation 2021
Applicable GRI Sector Standard(s)	GRI 14: Mining Sector 2024

SLR conducted an independent third party assurance engagement in relation to selected sustainability information in the Sustainability Report 2025 (SR), the UK Annual Report 2025 (AR) and the ESG and Sustainability Data Workbook 2025 as per the assurance statement on page ## of the Sustainability Report 2025.

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
GR2: General disclosures 2021				
	2-1 Organizational details		SR: About this report, p2 SR: About AngloGold Ashanti, p4 to 5 SR: Corporate directory and contacts, p105	
	2-2 Entities included in the organization's sustainability reporting		SR: About this report, p2 SR: About AngloGold Ashanti, p4 to 5	
	2-3 Reporting period, frequency and contact point		SR: Guide to our reporting, p2 SR: About this report, p2	
	2-4 Restatements of information		SR: About this report, p2 SR: Climate action and pursuing resilience, p64	Historical data in this report has been restated to exclude divested operations, unless otherwise stated in this report.
	2-5 External assurance		SR: About this report, p2 SR: Assurance statement, p90 to 92	
	2-6 Activities, value chain and other business relationships		SR: About AngloGold Ashanti, p4 to 5 AR: Business model, p15	
	2-7 Employees		SR: Attracting, developing and retaining talent, p33 to 35 SR: Creating a supportive culture, p24 to 26	
	2-8 Workers who are not employees		SR: Attracting, developing and retaining talent, p31 to 35	

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
General disclosures				
	2-9 Governance structure and composition		SR: Sustainability strategy and governance, p 14 to 16 AR: Corporate governance report, p101 to 107	
	2-10 Nomination and selection of the highest governance body		AR: Nominations and Governance report, p108 to 112	
	2-11 Chair of the highest governance body		AR: Board biographies, p96 to 100	
	2-12 Role of the highest governance body in overseeing the management of impacts		SR: Sustainability strategy and governance, p14 to 16 SR: Message from the Chairperson of the Social, Ethics and Sustainability Committee, p7 AR: Social, Ethics and Sustainability Committee report, p114 to 115	
	2-13 Delegation of responsibility for managing impacts		SR: Sustainability strategy and governance, p14 to 16	
	2-14 Role of the highest governance body in sustainability reporting		SR: Sustainability strategy and governance, p14 to 16 SR: Message from the Chairperson of the Social, Ethics and Sustainability Committee, p7	
	2-15 Conflicts of interest		SR: Business ethics, compliance and disclosure, p74 to 76 AR: Directors' report: Conflicts of interest, p144 AR: Corporate governance report p107 to 109	

Content index: GRI, SASB and ICMM SERF *continued*

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
	2-16 Communication of critical concerns		SR: Materiality and material sustainability issues, p12 to 13 SR: Engaging with and creating value for stakeholders, p19	
	2-17 Collective knowledge of the highest governance body		AR: Board biographies, p96 to 100	
	2-18 Evaluation of the performance of the highest governance body		AR: Nominations and Governance report, p108 to 112	
	2-19 Remuneration policies		AR: Compensation and Human Resources Committee report, p120 to 122	
	2-20 Process to determine remuneration		AR: Compensation and Human Resources Committee report, p120 to 122	
	2-21 Annual total compensation ratio		AR: Remuneration report, p139 to 140	
	2-22 Statement on sustainable development strategy		SR: Sustainability strategy and framework, p15 SR: Message from the Chairperson of the Social, Ethics and Sustainability Committee, p7	
	2-23 Policy commitments		SR: Message from the Chairperson of the Social, Ethics and Sustainability Committee, p7 SR: CEO's review and outlook, p8 to 9 SR: Message from Chief Sustainability and Corporate Affairs Officer, p10 to 11 SR: Sustainability strategy and governance, p14 to 16 Throughout the SR	
	2-24 Embedding policy commitments		SR: Sustainability strategy and governance, p14 to 16 Throughout the SR	
	2-25 Processes to remediate negative impacts		SR: Message from the Chairperson of the Social, Ethics and Sustainability Committee, p7 SR: Sustainability strategy and governance, p14 to 16 Throughout the SR	
	2-26 Mechanisms for seeking advice and raising concerns		SR: Sustainability strategy and governance, p14 to 16 SR: Engaging with and creating value for stakeholders, p19 SR: Respecting human rights and security, p48 to 52 SR: Business ethics, compliance and disclosure, p74 to 76	
	2-27 Compliance with laws and regulations		SR: Ensuring safety, health and wellbeing, p27 to 32 SR: Environmental stewardship, p54 to 57 Throughout the SR	No significant fines or non-compliance instances to report
	2-28 Membership associations		SR: About this report, p2 SR: Message from the Chairperson of the Social, Ethics and Sustainability Committee, p7 SR: CEO's review and outlook, p8 to 9	
	2-29 Approach to stakeholder engagement		SR: Engaging with and creating value for stakeholders, p19 AR: Engaging with and creating value for stakeholders, p66 to 71	
	2-30 Collective bargaining agreements		SR: Attracting, developing and retaining talent, p33 to 35 ESG and Sustainability Data Workbook 2025: Talent management	
Material topics				
GRI 3: Material Topics 2021	3-1 Process to determine material topics		SR: Materiality and material sustainability issues, p12 to 13	
	3-2 List of material topics		SR: Materiality and material sustainability issues, p12 to 13	
	3-3 Management of material topics		SR: Materiality and material sustainability issues, p12 to 13 Throughout the SR	

Content index: GRI, SASB and ICMM SERF *continued*

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
Economic performance				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.2.1 14.9.1 14.23.1**	SR: Sustaining and growing our business, p20 SR: Creating and sharing value, p21 to 22 Throughout this report	
GRI 201: Economic Performance 2016	201-1 Direct economic value generated and distributed	**14.23.2 14.9.2**	SR: Creating and sharing value, p21 to 22	
	201-2 Financial implications and other risks and opportunities due to climate change	**14.2.2**	SR: Climate action and pursuing resilience, p63 to 68 AR: Climate-related disclosure P75 to 87	
	201-3 Defined benefit plan obligations and other retirement plans		AR: Group — Notes to the financial statements, TBC	
	201-4 Financial assistance received from government	**14.23.3**	ESG and Sustainability Data Workbook 2025: Country payments	$26.9 million in Australia
Indirect economic impacts				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.10.1**	SR: Supporting community resilience and the rights of indigenous peoples, p38 to 44 SR: Addressing artisanal and small-scale mining, p45 to 47	
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported	**14.9.3**	SR: Supporting community resilience and the rights of indigenous peoples, p38 to 44 SR: Addressing artisanal and small-scale mining, p45 to 47 ESG and Sustainability Data Workbook 2025: Resilient communities	
	203-2 Significant indirect economic impacts	**14.9.4**	SR: Creating and sharing value, p21 SR: Supporting community resilience and the rights of indigenous peoples, p37 to 44 SR: Addressing artisanal and small-scale mining, p45 to 47 ESG and Sustainability Data Workbook 2025: Talent management	AngloGold Ashanti does not differentiate between employees and contractors in its education and skills development initiatives.
Procurement practices				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Responsible and secure sourcing and local procurement, p77 to 85	

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
	Additional sector recommendation: Describe the approach to providing employment, procurement, and training opportunities to local communities.	**14.9.1**	SR: Supporting community resilience and the rights of indigenous peoples, p37 to 44 SR: Responsible and secure sourcing and local procurement, p77 to 85	
GRI 204: Procurement Practices 2016	204-1 Proportion of spending on local suppliers Additional sector recommendation: * Report the percentage of the organization's procurement budget spent on local suppliers.	**14.9.5**	SR: Responsible and secure sourcing and local procurement, p77 to 85 AR: Engaging with and creating value for stakeholders, p66 to 67 ESG and Sustainability Data Workbook 2025: Resilient communities	
Anti-corruption				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Business ethics, compliance and disclosure, p74 to 76 AR: Corporate governance p 106	
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption		SR: Business ethics, compliance and disclosure, p74 to 76 SR: Responsible and secure sourcing and local procurement p77 to 85	All
	205-2 Communication and training about anti-corruption policies and procedures		SR: Business ethics, compliance and disclosure, p76 to 78	
	205-3 Confirmed incidents of corruption and actions taken		SR: Business ethics, compliance and disclosure, p77 to 85 ESG and Sustainability Data Workbook 2025: Country payments	None
Anti-competitive behavior				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Business ethics, compliance and disclosure, p77 to 85	
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices		SR: Business ethics, compliance and disclosure, p77 to 75	None
Tax				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Creating and sharing value p21	

Content index: GRI, SASB and ICMM SERF *continued*

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
GRI 207: Tax 2019	207-1 Approach to tax		AR: Corporate governance p 107	
	207-2 Tax governance, control, and risk management		AR: Corporate governance p 107	
	207-3 Stakeholder engagement and management of concerns related to tax		SR: Creating value for stakeholders, p21 AR: Corporate governance report,	
	207-4 Country-by-country reporting		ESG and Sustainability Data Workbook 2025: Country payments	
Energy				
GRI 3: Material Topics 2021	3-3 Management of material topics	14.1.1	SR: Climate action and pursuing resilience, p63 to 66 AR: Climate-related disclosure p75 to 87	
GRI 302: Energy 2016	302-1 Energy consumption within the organization	14.1.2	SR: Climate action and pursuing resilience, p63 to 66 AR: Climate-related disclosure p75 to 87 ESG and Sustainability Data Workbook 2025: Energy and GHG emissions	
	302-2 Energy consumption outside of the organization	14.1.3	SR: Climate action and pursuing resilience, p63 to 66 AR: Climate-related disclosure p75 to 87 ESG and Sustainability Data Workbook 2025: Energy and GHG emissions	
	302-3 Energy intensity	14.1.4	SR: Climate action and pursuing resilience, p60 to 64 ESG and Sustainability Data Workbook 2024: Energy and GHG emissions	
GRI 302: Energy 2016	302-4 Reduction of energy consumption		SR: Climate action and pursuing resilience, p63 to 66 AR: Climate-related disclosure p75 to 87 ESG and Sustainability Data Workbook 2025: Energy and GHG emissions	
	302-5 Reductions in energy requirements of products and services		Not applicable	
Water and effluents				
GRI 3: Material Topics 2021	3-3 Management of material topics	14.2.1 14.7.1	SR: Water stewardship, p67 to 70	

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	14.7.2	SR: Water stewardship, p67 to 70 ESG and Sustainability Data Workbook 2025: Water	
	303-2 Management of water discharge-related impacts	14.7.3	SR: Water stewardship, p67 to 70 ESG and Sustainability Data Workbook 2025: Water	
	303-3 Water withdrawal	14.7.4	SR: Water stewardship, p67 to 70 ESG and Sustainability Data Workbook 2025: Water	
	303-4 Water discharge	14.7.5	SR: Water stewardship, p67 to 70 ESG and Sustainability Data Workbook 2025: Water	
	303-5 Water consumption	14.7.6	SR: Water stewardship, p67 to 70 ESG and Sustainability Data Workbook 2025: Water	
Biodiversity				
GRI 3: Material Topics 2021	3-3 Management of material topics	14.4.1	SR: Environmental stewardship, p57 to 59	
GRI 101: Biodiversity 2024	101-1 Policies to halt and reverse biodiversity loss	14.4.2	SR: Environmental stewardship, p54 to 57 SR: Responsible rehabilitation and mine closure planning, p71 to 72	
	101-2 Management of biodiversity impacts	14.4.3	SR: Environmental stewardship, p54 to 57 SR: Responsible rehabilitation and mine closure planning, p71 to 72 ESG and Sustainability Data Workbook 2025: Closure and biodiversity	
	101-4 Identification of biodiversity impacts	14.4.4	SR: Environmental stewardship, p54 to 57 SR: Responsible rehabilitation and mine closure planning, p71 to 72 ESG and Sustainability Data Workbook 2025: Closure and biodiversity	
	101-5 Locations with biodiversity impacts	14.4.5	SR: Environmental stewardship, p54 to 57 SR: Responsible rehabilitation and mine closure planning, p71 to 72 ESG and Sustainability Data Workbook 2025: Closure and biodiversity	
	101-6 Direct drivers of biodiversity loss	14.4.6	SR: Environmental stewardship, p54 to 57 SR: Responsible rehabilitation and mine closure planning, p71 to 72 ESG and Sustainability Data Workbook 2025: Closure and biodiversity	

Content index: GRI, SASB and ICMM SERF *continued*

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
GRI 101: Biodiversity 2024	101-7 Changes to the state of biodiversity	**14.4.7**	SR: Environmental stewardship, p54 to 57 SR: Responsible rehabilitation and mine closure planning, p71 to 72 ESG and Sustainability Data Workbook 2025: Closure and biodiversity	
	101-8 Ecosystem services	**14.4.8**	SR: Environmental stewardship, p54 to 57 SR: Responsible rehabilitation and mine closure planning, p71 to 72 ESG and Sustainability Data Workbook 2025: Closure and biodiversity	
Emissions				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.3.1**	SR: Climate action and pursuing resilience, p63 to 66 AR: Climate-related disclosure p75 to 87 ESG and Sustainability Data Workbook 2025: Energy and GHG emissions	
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	**14.1.5**	SR: Climate action and pursuing resilience, p63 to 66 AR: Climate-related disclosure p75 to 87 ESG and Sustainability Data Workbook 2025: Energy and GHG emissions	
	305-2 Energy indirect (Scope 2) GHG emissions	**14.1.6**	SR: Climate action and pursuing resilience, p63 to 66 AR: Climate-related disclosure p75 to 87 ESG and Sustainability Data Workbook 2025: Energy and GHG emissions	
GRI 305: Emissions 2016	305-3 Other indirect (Scope 3) GHG emissions	**14.1.7**	to 66 AR: Climate-related disclosure p75 to 87 ESG and Sustainability Data Workbook 2025:	
	305-4 GHG emissions intensity	**14.1.8**	SR: Climate action and pursuing resilience, p63 to 66 AR: Climate-related disclosure p75 to 87 ESG and Sustainability Data Workbook 2025: Energy and GHG emissions	
	305-5 Reduction of GHG emissions	**14.1.9**	ESG and Sustainability Data Workbook 2025: Energy and GHG emissions	
	305-6 Emissions of ozone-depleting substances (ODS)		Not applicable	None
	305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	**14.3.2**	ESG and Sustainability Data Workbook 2025: Energy and GHG emissions	Disclosure provided for NOx, PM10 and SO_2

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
Occupational health and safety				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.16.1**	SR: Ensuring safety, health and wellbeing, p27 to 32	
GRI 403: Occupational Health and Safety 2018	403-1 Occupational health and safety management system	**14.16.2**	SR: Ensuring safety, health and wellbeing, p27 to 32	
	403-2 Hazard identification, risk assessment, and incident investigation Additional sector recommendations * Report how the organization ensures the provision of gender-appropriate personal protective equipment for workers * Describe the processes used to identify work-related incidents due to sexual and gender-based violence, and to determine corrective actions	**14.16.3**	SR: Ensuring safety, health and wellbeing, p27 to 32 SR: Creating a supportive culture, p24 to 36	
	403-3 Occupational health services	**14.16.4**	SR: Ensuring safety, health and wellbeing, p27 to 32	
GRI 403: Occupational Health and Safety 2018	403-4 Worker participation, consultation, and communication on occupational health and safety	**14.16.5**	SR: Ensuring safety, health and wellbeing, p27 to 32 SR: Creating a supportive culture, 24 to 36	
	403-5 Worker training on occupational health and safety	**14.16.6**	SR: Ensuring safety, health and wellbeing, p27 to 32	
	403-6 Promotion of worker health	**14.16.7**	SR: Ensuring safety, health and wellbeing, p27 to 32	
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	**14.16.8**	SR: Ensuring safety, health and wellbeing, p27 to 32	
	403-8 Workers covered by an occupational health and safety management system	**14.16.9**	SR:	100% (employees and contractors)

Content index: GRI, SASB and ICMM SERF *continued*

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
GRI 403: Occupational Health and Safety 2018	403-9 Work-related injuries	**14.16.10**	SR: Ensuring safety, health and wellbeing, p27 to 32 ESG and Sustainability Data Workbook 2025: Employee safety	Per 1 million hours worked
	403-10 Work-related ill health	**14.16.11**	SR: Ensuring safety, health and wellbeing, p27 to 32 ESG and Sustainability Data Workbook 2025: Employee safety	
Training and education				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.17.1**	SR: Attracting, developing and retaining talent, p27 to 33	
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	**14.17.7** **14.21.4**	SR: Attracting, developing and retaining talent, p33 to 35 ESG and Sustainability Data Workbook 2025: Talent management	
	404-2 Programs for upgrading employee skills and transition assistance programs	**14.17.8**	SR: Attracting, developing and retaining talent, p33 to 35	
	404-3 Percentage of employees receiving regular performance and career development reviews		SR: Attracting, developing and retaining talent, p33 to 35	100%
Diversity and equal opportunity				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Creating a supportive culture, p24 to 36	
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	**14.21.5**	R: Creating a supportive culture, p24 to 36 ESG and Sustainability Data Workbook 2025: Talent management	
	405-2 Ratio of basic salary and remuneration of women to men	**14.21.6**	AR: Annual remuneration report p 119 Compensation and Human Resources Committee Chairs Statement p 120 Annual remuneration report pg 123-128	The company provides competitive salaries including entry level for both female and male employees and does not differentiate these by gender
Freedom of association and collective bargaining				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.20.1**	SR: Attracting, developing and retaining talent, p33 to 35 SR: Creating a supportive culture p24-26	

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
GRI 407: Freedom of Association and Collective Bargaining 2016	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	**14.20.2**	SR: Attracting, developing and retaining talent, p33 to 35 ESG and Sustainability Data Workbook 2025: Talent management	None
Child labour				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Respecting human rights and security, p48 to 52	
GRI 408: Child Labour 2016	408-1 Operations and suppliers at significant risk for incidents of child labour		SR: Respecting human rights and security, p48 to 52	No supplier has been identified as using child labour
Forced or compulsory labour				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Respecting human rights and security, p48 to 52	
GRI 409: Forced or Compulsory Labour 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labour		SR: Respecting human rights and security, p48 to 52	No supplier has been identified as having significant risk of forced or compulsory labour
	Additional sector recommendation * The number of strikes and lockouts involving 1,000 or more workers lasting one full shift or longer, and their total duration in worker days idle	**14.20.3**		None
Security practices				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Respecting human rights and security, p48 to 52	
GRI 410: Security Practices 2016	410-1 Security personnel trained in human rights policies or procedures		SR: Respecting human rights and security, p48 to 52 ESG and Sustainability Data Workbook 2025: Respecting human rights	All security personnel are continuously trained
Rights of indigenous peoples				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Respecting human rights and security, p48 to 52 SR: Supporting community resilience and the rights of indigenous peoples, p37 to 44	

Content index: GRI, SASB and ICMM SERF *continued*

GRI Standard	Disclosure	GRI 14: Mining Sector 2024: REF Number	Location	Response / Omission
GRI 411: Rights of Indigenous Peoples 2016	411-1 Incidents of violations involving rights of indigenous peoples		ESG and Sustainability Data Workbook 2025: Respecting human rights	
Local communities				
GRI 3: Material Topics 2021	3-3 Management of material topics Additional sector recommendations: * Describe the approach to identifying stakeholders, including vulnerable groups, within local communities. * Describe the approach to engaging with local communities at each phase of the life of the mine, including: - how the organization seeks to ensure meaningful engagement - how the organization supports safe and equitable gender participation * Describe the approach to developing and implementing community development programs, including how engagement with local stakeholders, impact assessments, and community needs assessments have informed the programs.	14.10.1	SR: Engaging with and creating value for stakeholders, p19 SR: Supporting community resilience and the rights of indigenous peoples, p37 to 44 AR: Engaging with and creating value for stakeholders, p66 to 71	
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs Additional sector recommendations: Report any formal community development agreements made by the organization by mine site.	14.10.2	SR: Supporting community resilience and the rights of indigenous peoples, p37 to 44 ESG and Sustainability Data Workbook 2025: Resilient communities	
	413-2 Operations with significant actual and potential negative impacts on local communities Additional sector recommendations: * For each mine site, describe impacts on the health and safety of local communities.	14.10.3	ESG and Sustainability Data Workbook 2025: Resilient communities Throughout the SR	
Supplier social assessment				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Responsible and secure sourcing and local procurement, p77 to 82	
GRI 414: Supplier social assessment 2016	414-1 New suppliers that were screened using social criteria	14.17.9	SR: Responsible and secure sourcing and local procurement, p77 to 82	All
	414-2 Negative social impacts in the supply chain and actions taken	14.17.10	SR: Responsible and secure sourcing and local procurement, p77 to 82	None
Public policy				
GRI 3: Material Topics 2021	3-3 Management of material topics		SR: Business ethics, compliance and disclosure , p74 to 76	
GRI 415: Public Policy 2016	415-1 Political contributions		ESG and Sustainability Data Workbook 2025: Country payments	None

SASB content index

Standard used	Metals and mining: Version 2023-12

Disclosure topic	SASB Code	Accounting metric	Unit of measure	Response/Data
Greenhouse Gas Emissions	EM-MM-110a.1	Gross global Scope 1 emissions, percentage covered under emissions limiting regulations	Metric tonnes (t) CO_2e Percentage (%)	18% (2) of operations are covered under emissions limiting regulations, that is our Australian operations SR: Climate action and pursuing resilience, pg 63-66 AR: Climate related reporting, pg 75-87 ESG and Sustainability Data Workbook 2025: Energy and GHG emissions
	EM-MM-110a.2	Discussion of long- and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	N/A	SR: Climate action and pursuing resilience, pg 63-66 AR: Climate related reporting, pg 75-87
Air quality	EM-MM-120a.1	Air emissions of the following pollutants: 1. CO, 2. NOx (excluding N_2O), 3. SOx, 4. particulate matter (PM10), 5. mercury (Hg), 6. lead (Pb), and 7. volatile organic compounds (VOCs)	Metric tonnes (t)	Disclosure provided for NOx, PM10 and SO2 ESG and Sustainability Data Workbook 2025: Energy and GHG emissions.

Content index: GRI, SASB and ICMM SERF *continued*

Disclosure topic	SASB Code	Accounting metric	Unit of measure	Response/Data
Energy management	EM-MM-130a.1	1. Total energy consumed, 2. percentage grid electricity, 3. percentage renewable	Gigajoules (GJ), Percentage (%)	The percentage grid electricity versus renewable energy is 92.2%: 7.8%. SR: Climate action and pursuing resilience, pg 63-66 AR: Climate related reporting, pg 75-87 ESG and Sustainability Data Workbook 2025: Energy and GHG emissions
Water management	M-MM-140a.1	1. Total water withdrawn, 2. total water consumed, percentage of each in regions with High or Extremely High Baseline Water Stress	Thousand cubic meters (m³), Percentage (%)	SR: Water stewardship, pg 67-70 SR: CEO's review and outlook, pg 9 ESG and Sustainability Data Workbook 2025: Water
	EM-MM-140a.2	Number of incidents of non-compliance associated with water quality permits, standards, and regulations	Number	None to report
Waste and Hazardous Materials Management	EM-MM-150a.4	Total weight of non-mineral waste generated	Metric tonnes (t)	ESG and Sustainability Data Workbook 2025: Materials and non-mineral waste
	EM-MM-150a.5	Total weight of tailings produced	Metric tonnes (t)	ESG and Sustainability Data Workbook 2025: Mineral Waste
	EM-MM-150a.6	Total weight of waste rock generated	Metric tonnes (t)	ESG and Sustainability Data Workbook 2025: Mineral Waste
	EM-MM-150a.7	Total weight of hazardous waste generated	Metric tonnes (t)	ESG and Sustainability Data Workbook 2025: Materials and non-mineral waste
	EM-MM-150a.8	Total weight of hazardous waste recycled	Metric tonnes (t)	ESG and Sustainability Data Workbook 2025: Materials and non-mineral waste
	EM-MM-150a.9	Number of significant incidents associated with hazardous materials and waste management	Number	None to report
	EM-MM150a.10	Description of waste and hazardous materials management policies and procedures for active and inactive operations	Discussion and Analysis	SR: Responsible tailings management, Pg 58-62 SR: Responsible rehabilitation and Mine closure planning, pg 71 -72
Biodiversity impacts	EM-MM-160a.1	Description of environmental management policies and practices for active sites	Description of environmental management policies and practices for active sites	SR: Environmental stewardship, pg 54-57 SR: Responsible rehabilitation and Mine closure planning, pg 71 -72 Website: https://www.anglogoldashanti.com/sustainability/governance/policies-standards/
Biodiversity impacts	EM-MM-160a.2	Percentage of mine sites where acid rock drainage is: 1. predicted to occur, 2. actively mitigated, and 3. under treatment or remediation	Percentage (%)	
	EM-MM-160a.3	Percentage of 1. proven and 2. probable reserves in or near sites with protected conservation status or endangered species habitat	Percentage (%)	Metric modified: We report on operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas in the ESG and Sustainability Data Workbook 2025: Closure and Biodiversity
Security, Human Rights and Rights of Indigenous Peoples	EM-MM-210a.1	Percentage of 1. proved and 2. probable reserves in or near areas of conflict	Percentage (%)	Not applicable to managed operations
	EM-MM-210a.2	Percentage of 1. proved and 2. probable reserves in or near indigenous land	Percentage (%)	
	EM-MM-210a.3	Community relations: Discussion of engagement processes and due diligence practices with respect to human rights, indigenous rights, and operation in areas of conflict	N/A	SR: Supporting community resilience and the rights of indigenous people, pg 37-44 SR: Respecting human rights, pg 48-52
Community Relations	EM-MM-210b.1	Discussion of process to manage risks and opportunities associated with community rights and interests	N/A	SR: Supporting community resilience and the rights of indigenous people, pg 37-44 ESG and sustainability data workbook 2025: Resilient communities
	EM-MM-210b.2	Number and duration of non-technical delays	Number, Days	None
Labor Relations	EM-MM-310a.1	Percentage of active workforce employed under collective bargaining agreements	Percentage (%)	SR: Attracting, developing and retaining talent, pg 33-36 ESG and Sustainability Data Workbook 2025: Talent management
	EM-MM-310a.2	Number and duration of strikes and lockouts	Number, Days	None

Content index: GRI, SASB and ICMM SERF *continued*

Disclosure topic	SASB Code	Accounting metric	Unit of measure	Response/Data
Workforce Health and Safety	**EM-MM-320a.1**	1. All-incidence rate, 2. fatality rate, 3. near miss frequency rate (NMFR) and 4. average hours of health, safety, and emergency response training for *a. direct employees and* *b. contract employees*	Rate	Metric modified. We report the total recordable injury frequency rate, fatal injury rate and high potential incident rate for both direct employees and contractors, calculated per million hours worked. SR: Ensuring health, safety and wellbeing, pg 27-32 ESG and sustainability data workbook 2025: Employee and community health. Average number of hours of training per employee (which includes safety training) is reported in our ESG and sustainability data workbook 2025: Talent management.
Business Ethics and Transparency	**EM-MM-510a.1**	Description of the management system for prevention of corruption and bribery throughout the value chain	N/A	SR: Business ethics, compliance and disclosure, pg 74-76 AR: Corporate governance report, pg 101-107
	EM-MM-510a.2	Production in countries that have the 20 lowest rankings in Transparency International's Corruption Perception Index	Metric tonnes (t) saleable	Not applicable to managed operations. Production at a JV operation in the DRC (Kibali) is reported in the AR: Regional review, p55
Tailings Storage Facilities Management	**EM-MM-540a.1**	Tailings storage facility inventory table: 1. facility name, 2. location, 3. ownership status, 4. operational status, 5. construction method, 6. maximum permitted storage capacity, 7. current amount of tailings stored, 8. consequence classification, 9. date of most recent independent technical review, 10. material findings, 11. mitigation measures, 12. site-specific EPRP	Various	SR: Responsible tailings management, Pg 58-62 Also see the detail on tailings storage facilities by region on our website: https://www.anglogoldashanti.com/wp-content/uploads/2023/08/AGA-statement-conformance-GISTM-05august2025.pdf
	EM-MM-540a.2	Summary of tailings management systems and governance structure used to monitor and maintain the stability of tailings storage facilities	N/A	SR: Responsible tailings management, Pg 58-62 Also see the detail on tailings storage facilities by region on our website: https://www.anglogoldashanti.com/wp-content/uploads/2023/08/AGA-statement-conformance-GISTM-05august2025.pdf

Disclosure topic	SASB Code	Accounting metric	Unit of measure	Response/Data
Tailings Storage Facilities Management	**EM-MM-540a.3**	Approach to development of Emergency Preparedness and Response Plans (EPRPs) for tailings storage facilities	N/A	SR: Responsible tailings management, Pg 58-62 Also see the detail on tailings storage facilities by region on our website: https://www.anglogoldashanti.com/wp-content/uploads/2023/08/AGA-statement-conformance-GISTM-05august2025.pdf
	EM-MM-000.A	Production of 1. metal ores and 2. finished metal products	Metric tonnes (t) saleable	SR: About AngloGold Ashanti, pg 4 AR: 2024 — a snapshot, pg 4
	M-MM-000.B	Total number of employees, percentage contractors	Number, Percentage (%)	SR: About AngloGold Ashanti, pg 4 AR: 2024 — a snapshot, pg 4 ESG and sustainability data workbook 2024: Talent management. Total number of employees: 41,486. Contractors account for 60% of workforce.

Content index: GRI, SASB and ICMM SERF *continued*

ICMM Social and Economic Reporting Framework (SERF) Index

AngloGold Ashanti has introduced its inaugural **ICMM Social and Economic Reporting Framework (SERF) Index** in an effort to enhance reporting and assessment of our social and economic contributions to the local communities impacted by our business. The Company is cognisant that there is scope to evolve reporting against the set of eight core indicators, and welcomes the ICMM stance that the framework has "been designed with the flexibility to evolve over time to include further areas that demonstrate mining's contribution to social and economic development".

Focus area	Ind no	Core indicators	What is required	Reporting status and explanation
Tax	1	Country-by-country reporting of business activities, revenues, profit and tax	Reporting under GRI 207-4, companies should provide information on: a. All tax jurisdictions where the entities included in the organization's audited consolidated financial statements, or in the financial information filed on public record, are resident for tax purposes. b. For each tax jurisdiction reported: 1. Names of resident entities 2. Primary activities of the organization. 3. Number of employees, and the basis of calculation of this number. 4. Revenues from third-party sales. 5. Revenues from intra-group transactions with other tax jurisdictions. 6. Profit/loss before tax. 7. Tangible assets other than cash and cash equivalents. 8. Corporate income tax paid on a cash basis. 9. Corporate income tax accrued on profit/loss. 10. Reasons for the difference between corporate income tax accrued on profit/loss and the tax due if the statutory tax rate is applied to profit/loss before tax. c. The time period covered by the information reported in Disclosure 207-4. [There is the option to report according to OECD Action 13 BEPS Country-by-Country Report.]	**What we report:** Taxation information, namely taxation paid, withholding tax (STC, royalties, etc.), other indirect taxes and duties, employee taxes and other contributions, and property tax is reported: ESG Data Workbook 2025 –Country payments – Payments to government. Refer to Annual Financial Statement (AFS) in our Annual Report
Employment	2	Workforce composition	Companies to provide information on their employees and other workers including: a. Total direct workforce split by region. b. Proportion of permanent vs contractor workforce. For their direct workforce, companies should also report on the percentage (%) of employees per employee category, by age group, gender and other indicators of diversity (eg ethnicity) to the extent practicable based on their local operating context and what is legally permissible. Wherever possible, this disaggregation should also be considered for reporting on contractor workforce.	**What we report:** Total number of employees, split by region Total number of contractors Gender representation (Board, executive management, all employees) Proportion of senior management from local communities Board and executive composition by nationality, HDSA representation on Board, executive and all employees (SA requirement). SR: Creating a supportive culture. P24 to 27 ESG Data Workbook 2025: Human resources **What we don't report:** Percentage (%) of employees per employee category by age group and other indicators of diversity Representation in our contractor workforce **Reason/explanation:** This information is unavailable/incomplete, and so we are unable to provide accurate data at this time. We are working on providing more information in the future.

Content index: GRI, SASB and ICMM SERF *continued*

Focus area	Ind no	Core indicators	What is required	Reporting status and explanation
Employment	3	Pay equality	Companies to report on the ratio of the basic salary and remuneration for each employee category by significant locations of operation for priority areas of equality: • women to men, • minor to major ethnic groups, and other relevant equality areas (as appropriate based on their local operating context and what is legally permissible). This should be provided for direct employees only.	**What we report:** Gender pay gap for middle management and above **What we don't report:** Gender pay gap below middle management **Reason/explanation:** The full pay gap data is only reported to the Board.
Employment	4	Wage level	Companies to provide an overview of the following ratios: a. Ratios of standard entry level wage by gender compared to local living wage. Where a value for a representative living wage is not available, then the ratio to local minimum wage should be reported. b. Ratio of the annual total compensation of the CEO to the median of the annual total compensation of all the organisation's employees, except the CEO. This should be provided for direct employees only. This indicator should also be disaggregated per gender and, if appropriate, ethnicity to the extent practicable based on the local operating context and what is legally permissible.	**What we report:** Historically we have disclosed the CEO pay ratio but are not disclosing for 2025. We have not historically disclosed item (a) **What we don't report:** CEO pay ratio for 2025 **Reason/explanation:** We do not meet the UK threshold of 250 employees required to report this metric. In addition, the methodology used to calculate the pay ratio in the US differs from that used in the UK. As we transition toward US reporting standards, the resulting figure will therefore not be directly comparable.
Workforce development	5	Training provided	Companies to provide an overview of the training provided to their direct employees including: a. Average hours of training per person that the organisation's employees have undertaken during the reporting period, by gender and employee category (total number of hours of training provided to employees divided by the number of employees). b. Average training expenditure per full time employee (total cost of training provided to employees divided by the number of employees). c. Percentage of employees that received training (split per employee category and where relevant equality categories). This indicator should also be disaggregated per gender and, if appropriate, ethnicity to the extent practicable based on the local operating context and what is legally permissible.	**What we report:** Training and development expenditure Average number of hours spent on training Employees that completed ethics training Training and development expenditure by region Security personnel trained on human rights policies % employees that completed cyber security training Safety and health-related training Training provided to local communities SR: Sustainability commitments p17 Creating a supportive culture p24 to 26 SR: Ensuring safety, health and well-being p27 to 32 SR: Attracting, developing and retaining talent p33 to 35 SR": Supporting community resilience and the rights of indigenous people p37 to 44 SR: Respecting human rights p 48 to 52 ESG data workbook 2025: Human Resources **What we don't report:** Average hours of training per person by gender and employee category Percentage of employees that received training, disaggregated per gender **Reason/explanation:** Information unavailable/incomplete and so we are unable to provide accurate data at this time. We are working on providing more information in the future.

Content index: GRI, SASB and ICMM SERF *continued*

Focus area	Ind no	Core indicators	What is required	Reporting status and explanation
Procurement	6	Local procurement	Companies to report on the percentage of the procurement budget used for significant locations of operation that is spent on suppliers local to that operation (such as percentage of products and services purchased locally). This information should also be disaggregated per gender, eg to reflect women owned businesses in the local supply chain and, if appropriate, ethnicity to the extent practicable based on the local operating context and what is legally permissible.	**What we report:** Total procurement Local procurement spend Proportion of spending on local suppliers by country Mechanisms for social upliftment through procurement, esp of women SR: Responsible sourcing and local procurement p77 to 85 SR: Supporting community resilience and the rights of indigenous people p37 to 44 ESG Data workbook: resilient communities **What we don't report:** We do not report on gender breakdown for local procurement. **Reason/explanation** Information unavailable/incomplete and so we are unable to provide accurate data at this time
Education and skills	7	Education and skills support	Companies to provide details on the range of education and skills programmes that they deploy outside of their workforce, including: a. Number of education and skills programmes supported (including early childhood development (ECD), bursaries and scholarships provided across all education levels, provision of primary, secondary and tertiary education support (including after-school programmes or online support) and adult learning programmes). b. Total investment on education and skills programme(s) (outside of workforce) split by programme area. c. Total number of beneficiaries of education and skills programmes (disaggregated per gender and ethnicity to the extent practicable based on the local operating context and what is legally permissible).	**We report on:** Community investment spend focus areas, including training Number of people participating in community training programmes SR: Attracting, developing and retaining talent p33 to 36 **What we don't report on:** Number of education and skills programmes supported, bursaries and scholarships provided, provision of primary, secondary and tertiary education support. Total investment on education and skills programme(s) (outside of workforce) split by programme area. Total number of beneficiaries of education and skills programmes (disaggregated per gender). **Reason/explanation:** Information unavailable/incomplete and so we are unable to provide accurate data at this time. We are working on providing more information in the future.
Capacity and institutions	8	Capacity and institution support	Companies to provide details on the range of capacity and institution programmes that they support, including: a. Number of capacity and institution programmes supported with a proposed initial classification to cover training programmes specifically focused on local government or community leadership development, funding for civic organisations and, where relevant, other programmes such as staff secondments or leadership development programmes external to the workforce. (Programmes reported under this core indicator should be distinct to the programmes reported in relation to education and skills to avoid duplication of reporting.) b. Total investment on capacity and institution programmes split by programme area. Total number of beneficiaries of capacity and institution programmes (disaggregated per gender and ethnicity to the extent practicable based on their local operating context and what is legally permissible).	While we do support a range of capacity and institution programmes, this information is not currently collated. We are working on providing more information in the future

Glossary of terms and acronyms

ABET	Adult Basic Education and Training
AGA	AngloGold Ashanti plc (formerly AngloGold Ashanti Limited, up to 25 September 2023)
AODFR	All-occupational disease frequency rate
ARD	Acid Rock Drainage
ASM	Artisanal and Small-Scale Mining
B-BBEE	Broad-Based Black Economic Empowerment
BESS	Battery and Energy Storage System
BTSF	Beposo Tailing Storage Facility
CCV	Critical Control Verification
CDS	Córrego do Sítio
CEO	Chief Executive Officer
CMSI	Consolidated Mining Standard Initiative
CO_2e	Carbon Dioxide equivalent
COO	Chief Operating Officer
COP	Communication on Progress
CRM	Critical risk management
CSI	Corporate Social Investment
CSRD	Corporate Sustainability Reporting Directive
CVSA	Cerro Vanguardia S.A.
DRC	Democratic Republic of the Congo
EAP	Employee Assistance Programmes
EDX	Eastern Desert Exploration
EIA	Environmental Impact Assessment
EITI	Extractive Industries Transparency Initiative
EMA	Environmental Management Applications
EMRA	Egyptian Mineral Resources Authority
EMS	Environment Management Systems
ENCORE	Exploring Natural Capital Opportunities, Risks and Exposure
EPA	Environmental Protection Agency
ERM	Enterprise Risk Management
ESG	Environmental, Social and Governance
ETS-TTP	Eton Turner Shaft and Tailings Treatment Plant
ExCo	Executive Committee
FPIC	Free, Prior and Informed Consent
FTSE	Financial Times Stock Exchange Index series
GBV	Gender-Based Violence
GHG	Greenhouse gas
GISTM	Global Industry Standard on Tailings Management
GJ	Gigajoule
GRI	Global Reporting Initiative
GTMI	Global Tailings Management Institute
GTSF	Greenfields Tailing Storage Facility
Ha	Hectare
HA	High Assurance
HDSAs	Historically Disadvantaged South Africans
HR	Human Resource
HRDD	Human Rights Due Diligence
HSS	Health, Safety and Security
HuRi	Human Rights
IBAT	Integrated Biodiversity Assessment Tool
IBIS	IBIS Environmental Social Governance Consulting Africa Pty Ltd
ICMC	International Cyanide Management Code
ICMM	International Council on Mining and Metals
ICoCA	International Code of Conduct Association
ID&E or IDE	Inclusion, Diversity and Equity
IDP	Individual Development Plan
IFC	International Finance Corporation
IGF	Intergovernmental Forum on Mining, Minerals, Metals, and Sustainable Development
IRS	Indoor Residual Spraying
iSIMS	Integrated Sustainability Information Management System
ISO	International Organization for Standardization
IT	Information Technology
ITNs	Insecticide treated bed nets
JSE	Johannesburg Stock Exchange
kg	Kilogram
km	Kilometre
KPIs	Key Performance Indicators
kt	Kilotonne
LA	Limited Assurance
LATAM	Latin America(n)

Glossary of terms and acronyms *continued*

LPRs	Livelihood Restoration Plans
mg/l	Milligrams per litre
ML	Megalitres
MMEA	Model Mining Exploitation Agreement
MoU	Memorandum of Understanding
Moz	Million ounces
MSCI	Morgan Stanley Capital International
Mt	Million tonne
MW	Megawatt
NGOs	Non-governmental Organisations
NIHL	Noise-Induced Hearing Loss
NIST	National Institute of Standards and Technology
NQF	National Qualifications Framework
NYSE	New York Stock Exchange
OECD	Organisation for Economic Co-operation and Development
OneHR	Online Human Resource
OT	Operational Technology
PAPR	Powered Air-purifying Respirators
PAPs	Project Affected Persons
PEs	Performance Expectations
PFI	Potential Fatal Incident
pH	Potential of Hydrogen
PLC	Public Limited Company
PPA	Power Purchase Agreement
PPE	Personal Protective Equipment
PRI	Principles for Responsible Investment
RA	Reasonable Assurance
RAPs	Resettlement Action Plans
RGMPs	Responsible Gold Mining Principles
S&P Global Inc	Standard and Poor's Global Incorporated
SAQ	Self-Assessment Questionnaire

SASB	Sustainability Accounting Standards Board
SD	Sustainable Development
SDGs	United Nations Sustainable Development Goals
SEC	United States Securities and Exchange Commission
SEDP	Socio-Economic Development Plan
SES	Social, Ethics and Sustainability
SLO	Social Licence to Operate
SOC	Security Operations Centre
TCFD	Task Force on Climate-related Financial Disclosures
TNFD	Taskforce on Nature-related Financial Disclosures
TRIFR	Total Recordable Injury Frequency Rate
TSF	Tailings storage facilities
TSM	Towards Sustainable Mining (The Mining Association of Canada)
UK	United Kingdom
UN	United Nations
UNDRIP	United Nations Declaration on the Rights of Indigenous Peoples
UNEP	United Nations Environment Programme
UNGA	United Nations General Assembly
UNGC	United Nations Global Compact
UNGP	United Nations Guiding Principles for Business and Human Rights
US, USA	United States of America
USD	United States Dollar
VPSHR	Voluntary Principles of Security and Human Rights
VR	Virtual reality
WEPS	Women's Empowerment Principles
WGC	World Gold Council
WITS	University of Witwatersrand
WRI	World Resource Institute
WWF	World Wildlife Fund
WWTP	Wastewater treatment plant

Corporate directory and contacts

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96

Share codes:
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors:
PricewaterhouseCoopers Inc.
PricewaterhouseCoopers LLP

Offices

Registered and Corporate
Third Floor, Hobhouse Court
Suffolk Street
London SW1Y 4HH
United Kingdom
Telephone: +44 (0) 203 968 3320

Global headquarters
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
Telephone: +1 303 889 0700

Australia
Level 10, AMP Building,
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602

South Africa
112 Oxford Road
Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors

Executive
Alberto Calderon (Chief Executive Officer)
Gillian Doran (Chief Financial Officer)

Non-Executive
Jochen Tilk (Chair)
Kojo Busia
Bruce Cleaver
Alan Ferguson
Albert Garner
Jinhee Magie
Nicky Newton-King
Marcus Randolph
Diana Sands

Company Secretary

Catherine Stead
Company secretarial e-mail
companysecretary@anglogoldashanti.com

Investor Relations contacts

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: *yrchowthee@aga.gold*

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: *amaxey@aga.gold*

AngloGold Ashanti website
www.anglogoldashanti.com

Share Registrars

United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2906

Shareholder Online inquiries:
https://www-us.computershare.com/Investor/#Contact
Website: *www.computershare.com/AngloGoldAshanti*

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: *queries@computershare.co.za*
Website: *www.computershare.com*

Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315

Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

AngloGold Ashanti posts information that may be important to investors on the main page of its website at www.anglogoldashanti.com and under the 'Investors' tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations. Accordingly, investors should visit this website regularly to obtain important information about AngloGold Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.

PUBLISHED BY ANGLOGOLD ASHANTI

AngloGoldAshanti